07043911

**IN ACCORDANCE WITH RULE 202 OF REGULATION S
THE SUPPORTING FINANCIAL DATA OF
THIS EXHIBIT 99.4.1 TO THE REGISTRANT'S FORM S-1 IS BEING
FILED IN PAPER PURSUANT TO A CONTINUING
HARDSHIP EXEMPTION**

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

TFS Financial Corporation
(Exact Name of Registrant as Specified in Charter)

0001381668
(Registrant's CIK Number)

Exhibit 99.4.1 to the Pre-Effective Amendment No. 2 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333- 139295
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on February 8, 2007.

TFS FINANCIAL CORPORATION

By: Marc A Stefanski

Marc A. Stefanski
Chairman, President and Chief Executive Officer

Exhibit 99.4.1

TFS Financial Corporation

Updated Conversion Valuation Appraisal

January 31, 2007

Market Pricing Through January 31, 2007

Table of Contents
TFS Financial Corporation
Cleveland, Ohio

List of Figures
TFS Financial Corporation
Cleveland, Ohio

List of Exhibits
TFS Financial Corporation
Cleveland, Ohio

Introduction

TFS Financial Corporation (the "Mid-tier"), is offering for sale shares of its common stock. The shares being offered represent up to 30.12% of the shares of common stock of the Mid-tier that will be outstanding following the reorganization. The Mid-tier also intends to contribute 2.0% of the shares of the Mid-tier that will be outstanding following the reorganization (subject to a maximum of 5.0 million shares) to a charitable foundation established by Third Federal Savings and Loan Association of Cleveland (the "Bank"). Additionally, the Bank will contribute $5.0 million in cash to the charitable foundation. After the stock offering, over 50.0% of the Mid-tier outstanding shares of common stock will be owned by Third Federal Savings and Loan Association of Cleveland, MHC (the "MHC"), the mutual holding company parent. This report represents FinPro, Inc.'s ("FinPro") updated independent appraisal of the estimated pro forma market value of the common stock (the "Common Stock") of TFS Financial Corporation (hereafter referred to on a consolidated basis as the "Bank"). Market pricing has been updated through January 31, 2007.

In compiling the pro formas, FinPro relied upon the assumptions provided by the Bank and its agents. The pro forma assumptions are as follows:

- Up to 30.15% of the total shares will be sold to the depositors and public,
- 2.00% of the total shares (subject to a maximum of 5.0 million shares) will be contributed to a charitable foundation,
- cash equal to $5.0 million will be contributed to a charitable foundation,
- the stock will be issued at $10.00 per share,
- the conversion expenses will be $7.5 million at the midpoint,
- there will be an ESOP equal to 3.92% of the total shares outstanding funded internally, the Bank has already expensed $6.8 million and contributed $9.1 million in cash to the ESOP trust and the Bank intends to expense $9.1 million for the year ended September 30, 2007,
- there will be an MRP equal to 1.96% of the total shares outstanding, amortized over 5 years straight-line,
- there will be a Stock Option Plan equal to 4.90% of the total shares outstanding, expensed at $3.37 per option over 5 years straight-line,
- the tax rate is assumed at 35.00%, and
- the net proceeds will be invested at the one-year treasury rate of 4.90%, pre-tax.

It is our understanding that the Bank will offer its stock in a subscription and community offering to Eligible Account Holders, to the Employee Plans and to Supplemental Eligible Account Holders of the Bank. This appraisal has been prepared in accordance with Regulation 563b.7 and the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof.

In the course of preparing our report, we reviewed the Bank's audited financials for the years ended September 30, 2005 and September 30, 2006. We also reviewed the registration statement on Form S-1 as filed with the Securities and Exchange Commission ("SEC"). We have conducted due diligence analysis of the Bank and held due diligence related discussions with the Bank's Management and Board, Sandler O'Neill & Partners L.P. (the Bank's underwriter), and Luse Gorman Pomerenk & Schick, P.C. (the Bank's special counsel). The valuation parameters set forth in the appraisal were predicated on these discussions but all conclusions related to the valuation were reached and made independent of such discussions.

Where appropriate, we considered information based upon other publicly available sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Bank's primary market area and reviewed the market area's economic condition. We also reviewed the competitive environment in which the Bank operates and its relative strengths and weaknesses. We compared the Bank's performance with selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for savings institutions in particular. Our analysis included a review of the estimated effects of the Conversion of the Bank on the operations and expected financial performance as they related to the Bank's estimated pro forma value.

In preparing our valuation, we relied upon and assumed the accuracy and completeness of financial and other information provided to us by the Bank and its independent accountants. We did not independently verify the financial statements and other information provided by the Bank and its independent accountants, nor did we independently value any of the Bank's assets or liabilities. This estimated valuation considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.

Our valuation is not intended, and must not be construed, to be a recommendation of any kind as the advisability of purchasing shares of Common Stock in the stock issuance. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the stock issuance will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. FinPro is not a seller of securities within the meaning of any federal or state securities laws. Any report prepared by FinPro shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

The estimated valuation herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank's financial condition, operating performance, management policies and procedures and current conditions in the securities market for thrift institution common stock. Should any such developments or changes, in our opinion, be material to the estimated pro forma market value of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained at that time.

1. Overview and Financial Analysis

GENERAL OVERVIEW

As of September 30, 2006, the Bank had $8.6 billion in total assets, $7.4 billion in deposits, $7.5 billion in net loans and $1.0 billion in equity.

FIGURE 1 - KEY BALANCE SHEET DATA

	At September 30,				
	2006	2005	2004	2003	2002
Selected Financial Condition Data:			(In thousands)		
Total assets	$ 8,595,567	$ 8,913,820	$ 8,529,358	$ 8,417,537	$ 8,167,514
Cash and cash equivalent	252,927	120,320	165,169	389,120	370,301
Investment securities:					
Available for sale	28,277	35,332	110,439	267,985	259,569
Held to maturity	12,003	12,000	2,589	14,511	2,553
Trading	-	-	-	869	3,358
Mortgage-backed securities:					
Available for sale	35,378	59,166	89,853	147,951	323,549
Held to maturity	55,316	81,314	130,574	230,414	763,681
Loans, net	7,477,041	7,620,720	7,245,136	6,642,892	5,507,706
Loans held for sale	314,956	542,480	400,448	330,122	545,329
Bank owned life insurance	139,260	133,650	128,009	122,177	110,690
Other assets	35,962	77,602	35,725	50,160	36,971
Deposits	7,401,077	7,054,248	7,254,493	7,175,236	6,982,874
FHLB advances	25,103	717,378	214,326	97,672	105,433
Stockholder's equity	1,012,594	973,874	914,023	852,147	801,628

Source: Offering Prospectus

FIGURE 2 - KEY RATIOS

	At or For the Years Ended September 30,				
	2006	2005	2004	2003	2002
Selected Financial Ratios and Other Data:					
Performance Ratios:					
Return on average assets	0.50%	0.77%	0.66%	0.62%	0.27%
Return on average equity	4.34%	6.83%	6.29%	6.31%	2.74%
Interest rate spread	2.01%	2.09%	1.82%	1.73%	1.50%
Net interest margin	2.37%	2.38%	2.10%	1.99%	1.81%
Efficiency ratio	64.39%	54.46%	60.46%	66.82%	79.91%
Noninterest expense to average total assets	1.41%	1.47%	1.59%	1.89%	1.77%
Average interest-earning assets to average interest-bearing liabilities	110.12%	110.23%	109.75%	108.55%	107.79%
Asset Quality Ratios:					
Non-performing assets as a percent of total assets	1.01%	0.76%	0.47%	0.35%	0.32%
Non-performing loans as a percent of total loans	1.05%	0.78%	0.52%	0.40%	0.43%
Allowance for loan losses as a percent of non-performing loans	25.98%	30.42%	39.34%	44.43%	42.71%
Allowance for loan losses as a percent of total loans	0.27%	0.24%	0.20%	0.18%	0.18%
Capital Ratios:					
Total risk-based capital (to risk weighted assets)					
Third Federal Savings and Loan	15.00%	14.61%	13.59%	14.20%	13.08%
DeepGreen Bank	0.00%	0.00%	19.36%	14.99%	9.06%
Ohio Central Savings	0.00%	0.00%	13.80%	14.17%	11.83%
Tier 1 core capital (to adjusted tangible assets)					
Third Federal Savings and Loan	10.35%	9.60%	9.43%	9.10%	8.83%
DeepGreen Bank	0.00%	0.00%	16.45%	13.91%	8.83%
Ohio Central Savings	0.00%	0.00%	6.74%	7.43%	7.16%
Tangible capital (to tangible assets)					
Third Federal Savings and Loan	10.35%	9.60%	9.43%	9.10%	8.83%
DeepGreen Bank	0.00%	0.00%	16.45%	13.91%	8.83%
Ohio Central Savings	0.00%	0.00%	6.74%	7.43%	7.16%
Tier 1 risk-based capital (to risk weighted assets)					
Third Federal Savings and Loan	14.69%	14.34%	13.36%	14.00%	12.96%
DeepGreen Bank	0.00%	0.00%	19.22%	14.61%	8.21%
Ohio Central Savings	0.00%	0.00%	13.00%	13.39%	11.06%
Average equity to average total assets	11.52%	11.26%	10.48%	9.79%	9.96%
Other Data:					
Number of full service offices:					
Third Federal Savings and Loan	40	40	41	41	43
Ohio Central Savings	-	-	2	2	2
Loan production offices	8	8	8	8	8

Source: Offering Prospectus

HISTORY AND OVERVIEW

Third Federal Savings and Loan Association of Cleveland, MHC

Third Federal Savings and Loan Association of Cleveland, MHC is a federally chartered mutual holding company and currently owns 100% of the outstanding common stock of TFS Financial Corporation. Third Federal Savings and Loan Association of Cleveland, MHC has not engaged in any significant business activity other than owning the common stock of TFS Financial Corporation, and does not intend to expand its business activities after the stock offering. Upon completion of the stock offering, Third Federal Savings and Loan Association of Cleveland, MHC is expected to own up to 68.26% of the outstanding shares of common stock of TFS Financial Corporation. So long as Third Federal Savings and Loan Association of Cleveland, MHC exists, it is required to own a majority of the voting stock of TFS Financial Corporation. The executive office of Third Federal Savings and Loan Association of Cleveland, MHC, is located at 103 Foulk Road, Suite 104, Wilmington, Delaware 19803. Third Federal Savings and Loan Association of Cleveland, MHC is subject to comprehensive regulation and examination by the Office of Thrift Supervision.

TFS Financial Corporation

TFS Financial Corporation is a federally chartered mid-tier stock holding company and currently owns 100% of the outstanding common stock of Third Federal Savings and Loan. TFS Financial Corporation also owns 100% of the common stock of Third Capital, Inc. TFS Financial Corporation's executive office is located at 103 Foulk Road, Suite 104, Wilmington, Delaware 19803. TFS Financial Corporation is subject to comprehensive regulation and examination by the Office of Thrift Supervision. At September 30, 2006, TFS Financial Corporation had consolidated assets of $8.6 billion, consolidated deposits of $7.4 billion and consolidated shareholder's equity of $1.0 billion. Its net income for the fiscal year ended September 30, 2006 was $43.5 million.

Third Federal Savings and Loan Association of Cleveland

Third Federal Savings and Loan is a federally chartered savings and loan association headquartered in Cleveland, Ohio. Third Federal Savings and Loan was organized in 1938 by Ben S. and Gerome R. Stefanski, the parents of our current Chairman, President and Chief Executive Officer, Marc A. Stefanski. In May 1997, Third Federal Savings and Loan reorganized into the two-tier mutual holding company structure. In 1999, Third Federal Savings and Loan established its first branch offices in Florida, and currently operates from 14 branch offices in that state. Third Federal Savings and Loan conducts business from its main office located at 7007 Broadway Avenue, Cleveland, Ohio, 40 branch offices located in Ohio and Florida and eight loan production offices located in Ohio. The branch offices are located in the Ohio counties of Cuyahoga, Lake, Lorain, Medina and Summit and in the Florida counties of Collier, Hillsborough, Lee, Miami-Dade, Palm Beach, Pasco, Pinellas and Sarasota.

Third Federal Savings and Loan's principal business consists of originating one- to four-family residential real estate mortgage loans, home equity loans and home equity lines of credit. Third Federal Savings and Loan also offers residential construction loans. To a lesser extent, Third Federal Savings and Loan also invests in mortgage-backed securities, U.S. Government and federal agency obligations and other investment securities. Third Federal Savings and Loan offers a variety of deposit accounts, including certificates of deposit, NOW accounts and passbook savings accounts. Deposits are Third Federal Savings and Loan's primary source of funds for its lending and investing activities. Third Federal Savings and Loan has also used borrowed funds as a source of funds, principally from the Federal Home Loan Bank of Cincinnati. In addition to traditional banking services, Third Federal Savings and Loan offers insurance and investment products through ThirdFed Investments, a division of Third Federal Savings and Loan. Through a wholly-owned subsidiary, FBE, Inc., Third Federal Savings and Loan has acquired properties as part of its commitment to revitalize the community surrounding its main office. Third Federal Savings and Loan is the indirect owner of a second-tier real estate investment trust, Broadway Realty Holdings Co., which holds mortgage loans and other investments. Third Federal Savings and Loan is subject to comprehensive regulation and examination by the Office of Thrift Supervision.

Third Federal Savings and Loan prices its loan and deposit products to encourage home ownership, attract borrowers and promote savings by its customers. Although this strategy does not enable Third Federal Savings and Loan to generate the highest returns, Third Federal Savings and Loan believes this strategy is the primary reason it has grown to become the nation's largest mutually-owned savings and loan association based on total assets.

Strategic Direction

The Bank's business strategy is to grow and improve profitability by:

- Following its mission of creating value for customers, communities and company;
- Encouraging home ownership by offering competitive interest rates and attractive product features on mortgage loans and home equity loans and lines of credit in our primary market area;
- Promoting savings by our customers by offering competitive rates on certificates of deposit and other deposit products;
- Controlling and managing operating expenses; and
- Growing through de novo branching.

BALANCE SHEET TRENDS

The Bank's balance sheet decreased by $318.3 million, or 3.57%, from $8.9 billion at September 30, 2005 to $8.6 billion at September 30, 2006. A portion of the decline is attributable to a loan sale executed to manage interest rate risk.

Equity has increased $38.7 million from $973.9 million at September 30, 2005 to $1.0 billion at September 30, 2006. The equity to assets ratio was 11.78% at September 30, 2006.

FIGURE 3 - ASSET AND RETAINED EARNINGS CHART



$10,000,000
$9,000,000
$8,000,000
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
Asset ($ in thousands)
$8,167,514
$8,417,537
$8,529,358
$8,913,820
$8,595,567
Assets
Equity
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
Equity ($ in thousands)
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06

Source: Offering Prospectus

LOAN PORTFOLIO

The Bank's loan portfolio has decreased by $143.7 million from September 30, 2005 to September 30, 2006, and as a percent of assets, the loan portfolio has increased as a percentage of assets from 85.49% to 86.99%, respectively. The Bank executed a loan sale during the twelve months ended September 30, 2006.

FIGURE 4 - NET LOANS RECEIVABLE CHART



Loans receivable, net
$ in thousands
$9,000,000
$8,000,000
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
$5,507,706
$6,642,892
$7,620,721
$7,477,041
Loans receivable, net
Net loans to assets
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
100.00%
90.00%
80.00%
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
Net loans to assets ratio

Source: Offering Prospectus

The loan portfolio has grown rapidly between September 30, 2002 and September 30, 2005. The mix continues to be heavily weighted in 1-4 family loans and home equity loans and lines of credit.

FIGURE 5 - LOAN MIX AS OF SEPTEMBER 30, 2006

	At September 30,									
	2006		2005		2004		2003		2002	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
					(Dollars in thousands)					
Real estate loans:						%		%		%
One- to four-family residential	5,563,782	73.15%	$ 5,507,669	70.70%	$ 4,767,529	64.50%	$ 4,398,922	64.86%	$ 4,080,484	72.51%
Equity loans and lines of credit	1,803,900	23.72%	1,965,604	25.23%	2,301,777	31.14%	2,091,660	30.84%	1,318,285	23.43%
Construction	207,634	2.73%	270,136	3.47%	236,681	3.20%	210,019	3.11%	170,229	3.03%
Other	2,335	0.03%	2,383	0.03%	3,354	0.05%	5,333	0.08%	3,151	0.06%
Automobile loans	15,676	0.21%	33,410	0.43%	70,647	0.96%	65,732	0.97%	42,970	0.76%
Other	12,793	0.17%	10,847	0.14%	11,243	0.15%	10,805	0.16%	12,002	0.21%
Total loans receivable	7,606,120	100.00%	7,790,049	100.00%	7,391,231	100.00%	6,782,471	100.01%	5,627,121	100.00%
Deferred loan costs (fees)	(18,698)		(22,783)		(16,602)		(18,894)		(33,445)	
Loans in process	(89,676)		(127,944)		(114,413)		(108,753)		(75,603)	
Allowance for loan losses	(20,705)		(18,601)		(15,080)		(11,932)		(10,367)	
Total loans receivable, net	$ 7,477,041		$ 7,620,721		$ 7,245,136		$ 6,642,892		$ 5,507,706	

Source: Offering Prospectus

The loan portfolio is heavily weighted in 1-4 family mortgages and home equity loans and lines of credit.

FIGURE 6 - LOAN MIX AT SEPTEMBER 30, 2006


Other consumer loans
0.2%
Auto
0.2%
Construction
2.7%
Commercial
0.0%
Equity loans and lines
of credit
23.7%
1-4 family residential
73.1%

Source: Offering Prospectus

INVESTMENTS

The investment portfolio has declined substantially since September 30, 2002. Between September 30, 2005 and September 30, 2006 the portfolio declined $56.8 million, or 30.26%.

FIGURE 7 - SECURITIES CHART


$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
$ in thousands
$1,352,710
$661,730
$333,455
$187,812
$130,974
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06

Note: Securities designated AFS were shown at market value and securities designated HTM were shown at amortized cost.
Source: Offering Prospectus

INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The following table provides the Bank's investment portfolio.

FIGURE 8 - INVESTMENT MIX

	At September 30,					
	2006		2005		2004	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)					
Investment securities available for sale:						
U.S. Government and agency obligations	$ 28,990	$ 28,277	$ 35,997	$ 35,332	$ 73,847	$ 73,815
Collateralized debt obligations	-	-	-	-	35,161	36,624
Total investment securities available-for-sale	$ 28,990	$ 28,277	$ 35,997	$ 35,332	$ 109,008	$ 110,439
Investment securities held-to-maturity:						
U.S. Government and agency obligations	$ 11,997	$ 11,879	$ 11,994	$ 11,889	$ 2,583	$ 2,577
Other	6	22	6	24	6	31
Total securities held to maturity	$ 12,003	$ 11,901	$ 12,000	$ 11,913	$ 2,589	$ 2,608
Mortgage-backed securities available for sale:						
Fannie Mae certificates	$ 1,051	$ 1,035	$ 1,478	$ 1,486	$ 2,159	$ 2,205
REMICs	34,712	34,343	58,073	57,680	87,111	87,648
Total mortgage-backed securities available for sale	$ 35,763	$ 35,378	$ 59,551	$ 59,166	$ 89,270	$ 89,853
Mortgage-backed securities held to maturity:						
Ginnie Mae certificates	$ 12,949	$ 13,259	$ 16,377	$ 16,739	$ 30,203	$ 30,832
REMICs	27,438	27,018	47,028	46,588	67,395	67,664
Fannie Mae certificates	14,929	15,208	17,909	18,560	32,976	33,978
Total mortgage-backed securities held to maturity	$ 55,316	$ 55,485	$ 81,314	$ 81,887	$ 130,574	$ 132,474

Source: Offering Prospectus

ASSET QUALITY

The Bank's level of nonperforming assets has trended upward since September 30, 2002. Between September 30, 2005 and September 30, 2006, nonperforming assets increased $19.2 million, or 28.40%. At September 30, 2006, nonperforming assets were $86.6 million, or 1.01% of total assets.

FIGURE 9 - ASSET QUALITY CHART


NPLs, REO and other NPAs
$ in thousands
$100,000
$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Nonperforming Assets
NPAs to Pd End Assets
$26,364
0.32%
$29,307
0.35%
$39,813
0.47%
$67,447
0.76%
$86,604
1.01%
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
NPAs to Pd End Assets

Source: Offering Prospectus

At September 30, 2006, the Bank's nonperforming loans to total loan ratio was 1.05% and the nonperforming assets to total assets ratio was 1.01%.

FIGURE 10 - NONPERFORMING LOANS

	At September 30,				
	2006	2005	2004	2003	2002
	(Dollars in thousands)				
Non-accrual loans:					
Real estate loans:					
One- to four-family residential	$ 62,573	$ 47,251	$ 29,877	$ 20,653	$ 19,545
Equity loans and lines of credit	15,867	13,220	7,725	5,053	2,731
Construction	1,266	630	679	815	1,805
Commercial	-	-	13	50	13
Consumer loans:					
Automobile loans	3	33	23	17	98
Other	-	5	16	17	16
Total	79,709	61,139	38,333	26,605	24,208
Accruing loans 90 days or more past due:					
Real Estate Loans:					
One- to four-family residential	-	-	-	250	66
Equity loans and lines of credit	-	-	-	-	-
Construction	-	-	-	-	-
Commercial	-	-	-	-	-
Consumer loans:	-	-	-	-	-
Automobile loans	-	-	-	-	-
Other	-	-	-	-	-
Total loans 90 day or more past due	-	-	-	250	66
Total non-performing loans	79,709	61,139	38,333	26,855	24,274
Real estate owned	6,895	6,308	1,480	2,452	2,090
Other non-performing assets	-	-	-	-	-
Total non-performing assets	$ 86,604	$ 67,447	$ 39,813	$ 29,307	$ 26,364
Troubled debt restructurings:					
Real estate loans:					
One- to four-family residential	$ -	$ 157	$ 69	$ -	$ -
Equity loans and lines of credit	-	-	-	-	-
Construction	-	-	-	-	-
Commercial	-	-	-	-	-
Consumer loans:	-	-	-	-	-
Automobile loans	-	-	-	-	-
Other	-	-	-	-	-
Total	$ -	$ 157	$ 69	$ -	$ -
Ratios:					
Total non-performing loans to total loans	1.05%	0.78%	0.52%	0.40%	0.43%
Total non-performing loans to total assets	0.93%	0.69%	0.45%	0.32%	0.30%
Total non-performing assets to total assets	1.01%	0.76%	0.47%	0.35%	0.32%

Source: Offering Prospectus

The ALLL increased $2.1 million from September 30, 2005 to September 30, 2006. The Bank's ALLL to loans ratio increased from 0.24% at September 30, 2005 to 0.27% at September 30, 2006.

FIGURE 11 - ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES CHART



$25,000
$20,000
$15,000
$10,000
$5,000
$0
ALLL
$ in thousands
$10,367
$11,932
$15,080
$18,601
$20,705
ALLL
ALLL to Loans
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
0.30%
0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
ALLL to Loans

Source: Offering Prospectus

FUNDING COMPOSITION

From September 30, 2005 to September 30, 2006, deposits increased $346.8 million. After rising between September 30, 2004 and September 30, 2005, borrowings decreased by $692.3 million between September 30, 2005 and September 30, 2006.

FIGURE 12 - DEPOSIT AND BORROWING TREND CHART



$8,000,000
$7,000,000
$6,000,000
$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
$ in thousands
$6,982,874
$105,433
$7,175,236
$97,672
$7,254,493
$214,326
$7,054,248
$717,378
$7,401,077
$25,103
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Total Deposits
Borrowed Funds

Source: Offering Prospectus

The following chart illustrates the Bank's deposit mix as of September 30, 2006. The largest portion of the deposit mix is certificates of deposit which account for 74.4% of the portfolio.

FIGURE 13 - DEPOSIT MIX


NOW
20.3%
Passbook
5.3%
Certificate of
deposit
74.4%

Note: The mix is based upon the average balance for the twelve months ended September 30, 2006
Source: Offering Prospectus

ASSET/LIABILITY MANAGEMENT

The following chart provides the net portfolio value sensitivity in various interest rate shock scenarios.

FIGURE 14 - INTEREST RATE RISK

	Estimated Net Portfolio Value			Net Portfolio Value as % of Present Value of Assets	
Change in Interest Rates	$ Amount	$ Change	% Change	NPV Ratio	BP Change
(basis points)		(Dollars in thousands)			
+300	641,624	(431,658)	-40%	7.94%	(434)
+200	803,967	(269,315)	-25%	9.67%	(261)
+100	957,243	(116,039)	-11%	11.21%	(108)
—	1,073,282	—	—	12.28%	—
-100	1,126,459	53,177	5%	12.70%	41
-200	1,116,126	42,844	4%	12.47%	19

Source: Offering Prospectus

NET WORTH AND CAPITAL

At September 30, 2006 the Bank had capital in excess of the minimum requirements for all capital ratios.

FIGURE 15 - CAPITAL ANALYSIS

Bank Level Regulatory Capital Position	At September 30, 2006		
		Amount ($000's)	Percentage of Assets
GAAP Capital	$	891,545	10.44%
Tangible Capital			
Capital Level	$	883,510	10.35%
Requirement		128,028	1.50%
Excess	$	755,482	8.85%
Tier 1 (Core) Capital (to Average Assets)			
Capital Level	$	883,510	10.35%
Requirement		341,407	4.00%
Excess	$	542,103	6.35%
Tier 1 (Core) Capital (to Risk-Weighted Assets)			
Capital Level	$	883,510	14.69%
Requirement		240,561	4.00%
Excess	$	642,949	10.69%
Total Capital (to Risk-Weighted Assets)			
Capital Level	$	902,401	15.00%
Requirement		481,121	8.00%
Excess	$	421,280	7.00%

Source: Offering Prospectus

PROFITABILITY TRENDS

The Bank's annual net income has trended upward from the year ended September 30, 2002 through the year ended September 30, 2005. The increase over that period was attributable to rising net interest income and declining noninterest expense.

Net income decreased $21.0 million, or 32.51%, to $43.5 million for the year ended September 30, 2006 versus $64.5 million for the year ended September 30, 2005. The primary reason for the decrease was the $47.1 million pre-tax loss on the sale of loans, which was partially offset by lower income tax expense and higher net interest income.

FIGURE 16 - NET INCOME CHART


$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
$ in thousands
$21,837
$51,986
$55,467
$64,508
$43,539
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
For the Twelve Months Ended

Source: Offering Prospectus

The following table provides FinPro's calculation of the Bank's core net income for the twelve months ended September 30, 2006.

FIGURE 17 - CORE NET INCOME CALCULATION

Unaudited		For the Twelve Months Ended September 30, 2006
		($000's)
Net Income as Reported	$	43,539
Pre-Tax Adjustments:		
Plus: Loss on Sale of Loans		47,087
Total Adjustments		47,087
Tax Impact (35%)		16,480
After-Tax Adjustments		30,607
Core Net Income	$	74,146
Core ROAA		0.85%
Core ROAE		7.40%

Source: Offering Prospectus and FinPro

The net interest spread and margin decreased between the twelve months ended September 30, 2005 and the twelve months ended September 30, 2006. The decrease is attributable to a higher cost of interest bearing liabilities, which was partially offset by a higher yield on earning assets.

FIGURE 18 - AVERAGE YIELDS AND COSTS

	For the Years Ended September 30,					
	2006			2005		
	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate
	(Dollars in Thousands)					
Interest-earning assets:						
Cash on hand and in banks	$ 21,094	$ 245	1.16%	$ 17,515	$ 103	0.59%
Federal funds sold	11,064	579	5.23%	57,807	1,289	2.23%
Investment securities	40,370	1,516	3.76%	91,335	2,554	2.80%
Mortgage-backed securities	112,543	5,306	4.71%	182,803	7,975	4.36%
Loans	8,056,105	474,100	5.88%	7,610,658	403,717	5.30%
Federal Home Loan Bank stock	70,739	4,058	5.74%	67,516	3,119	4.62%
Total interest-earning assets	8,311,915	485,804	5.84%	8,027,634	418,757	5.22%
Noninterest-earning assets	388,991			357,356		
Total assets	$ 8,700,906			$ 8,384,990		
Interest-bearing liabilities:						
NOW accounts	1,465,382	52,051	3.55%	1,283,029	26,030	2.03%
Passbook savings	380,876	3,545	0.93%	467,025	4,326	0.93%
Certificates of deposit	5,360,232	219,595	4.10%	5,348,296	191,975	3.59%
Borrowed funds	341,759	13,946	4.08%	184,358	5,289	2.87%
Total interest-bearing liabilities	7,548,249	289,137	3.83%	7,282,708	227,620	3.13%
Noninterest-bearing liabilities	150,480			158,473		
Total liabilities	7,698,729			7,441,181		
Stockholder's equity	1,002,177			943,809		
Total liabilities and stockholder's equity	$ 8,700,906			$ 8,384,990		
Net interest income		196,667			$ 191,137	
Interest rate spread			2.01%			2.09%
Net interest-earning assets	$ 763,666			$ 744,926		
Net interest margin		2.37%			2.38%	
Average interest-earning assets to average interest-bearing liabilities	110.12%			110.23%		

Source: Offering Prospectus

Spread and margin have trended upward between the twelve month period ended September 30, 2002 and the twelve month period ended September 30, 2005. However, spread and margin both decreased between the twelve months ended September 30, 2005, and the twelve months ended September 30, 2006.

FIGURE 19 - SPREAD AND MARGIN CHART


2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
1.81%
1.99%
2.10%
2.38%
2.37%
1.50%
1.73%
1.82%
2.09%
2.01%
Spread
Margin
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
For the Twelve Months Ended

Source: Offering Prospectus

The Bank's annual net income has trended upward from the year ended September 30, 2002 through the year ended September 30, 2005. The increase over that period was attributable to rising net interest income and declining noninterest expense.

Net income decreased $21.0 million, or 32.51%, to $43.5 million for the year ended September 30, 2006 versus $64.5 million for the year ended September 30, 2005. The primary reason for the decrease was the $47.1 million pre-tax loss on the sale of loans, which was partially offset by lower income tax expense and higher net interest income.

FIGURE 20 - INCOME STATEMENT TRENDS

	Years Ended September 30,				
	2006	2005	2004	2003	2002
	(In thousands)				
Interest income	$ 485,804	$ 418,757	$ 395,896	$ 414,106	$ 445,613
Interest expense	289,137	227,620	226,215	253,196	306,846
Net interest income	196,667	191,137	169,681	160,910	138,767
Provision for loan losses	6,050	6,000	5,522	3,789	5,809
Net interest income after provision for loan losses	190,617	185,137	164,159	157,121	132,958
Non-interest income	(6,393)	35,081	51,145	77,679	38,927
General and administrative expenses	122,515	123,208	133,511	159,436	141,995
Earnings before income tax expense	61,709	97,010	81,793	75,364	29,890
Income tax expense	18,170	32,502	26,326	23,378	8,053
Net earnings	$ 43,539	$ 64,508	$ 55,467	$ 51,986	$ 21,837

Source: Offering Prospectus

Between the fiscal years ended 2001 and 2005 ROAA and ROAE fluctuated. The Bank's ROAA and ROAE for the twelve month period ended September 30, 2006 were 0.50% and 4.34%, respectively. However, on a core basis, the Bank's ROAA and ROAE were higher for twelve month period ended September 30, 2006 at 0.85% and 7.40%, respectively.

FIGURE 21 - PROFITABILITY TREND CHART


0.90%
0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
ROAA
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
ROAE
ROAA
ROAE
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
For the Twelve Months Ended

Source: Offering Prospectus

LEGAL PROCEEDINGS

On June 13, 2006, Third Federal Savings and Loan was named as the defendant in a class action lawsuit, Gary A. Greenspan vs. Third Federal Savings and Loan, filed in the Cuyahoga County Common Pleas Court. The plaintiff has alleged that Third Federal Savings and Loan charges customers a fee for the preparation of legal documents relating to mortgage loans even though the employees that prepare the documents are not licensed attorneys. The plaintiff seeks a refund of all document preparation fees from June 13, 2000 to the present (approximately $26.1 million from June 13, 2000 through September 30, 2006), as well as prejudgment interest, attorneys' fees and costs of the lawsuit. Third Federal Savings and Loan Association vigorously disputes these allegations. Third Federal Savings and Loan has answered the plaintiff's complaint and the case is in preliminary discovery. No trial date has been set. At this time, we are unable to predict an outcome, favorable or unfavorable, or to estimate the amount of any potential loss.

At September 30, 2006, the Bank was not otherwise involved in any legal proceedings, the outcome of which would be material to its financial condition or results of operations.

SUBSIDIARIES & JOINT VENTURES

Third Federal Savings and Loan is the direct owner of three subsidiary corporations. In addition to the companies described below, Third Federal Savings and Loan owns Third Fed Insurance Agency, Inc., which is currently inactive.

Broadway Holding Company - This Delaware corporation is the majority owner of Broadway Realty Holdings Co., a real estate investment trust that holds mortgage loans and other real estate-related investments.

FBE, Inc. - This Ohio corporation was established in 1999 to assist us in community development and revitalization projects, primarily by acquiring properties in the community surrounding the Bank's main office.

2. Market Area Analysis

The following tables provide deposit and demographic data for the Ohio Counties of Cuyahoga, Lake, Lorain, Medina, Summit and the Florida Counties of Collier, Hillsborough, Lee, Miami-Dade, Palm Beach, Pasco, Pinellas and Sarasota.

FIGURE 22 - DEPOSIT AND DEMOGRAPHIC DATA FOR CUYAHOGA COUNTY

Market: Cuyahoga, OH — Deposit Data as of 6/30/2006

Deposits Summary
(Deposit data in $000)

	6/2002	6/2003	6/2004	6/2005	6/2006	CAGR(%)
Bank Deposits	36,770,674	45,569,628	43,557,242	44,919,280	44,244,934	4.73
Thrift Deposits	9,202,485	8,497,902	8,723,769	8,911,891	9,288,383	0.23
Savings Bank Deposits	0	19,131	19,031	16,207	15,493	NA
Credit Union Deposits	845,523	929,442	978,278	989,344	1,426,692	13.97
Total Deposits	45,973,159	54,086,661	52,300,042	53,847,378	53,548,810	3.89
Weighted Deposits	45,973,159	54,086,661	52,300,042	53,847,378	53,548,810	3.89

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2006	Projected 2011	% Change 2000-2006	% Change 2006-2011
Total Population:	1,393,978	1,348,666	1,316,880	-3.25	-2.36
0-14 Age Group (%):	21	20	19	-8.60	-7.07
15-34 Age Group (%):	26	25	25	-6.21	-1.90
35-54 Age Group (%):	29	29	28	-2.96	-5.96
55+ Age Group (%):	24	26	28	4.11	4.81
Total Households:	571,457	558,207	547,695	-2.32	-1.88
$0-24K Households (%):	32	26	22	-19.00	-16.36
$25-50K Households (%):	29	27	24	-11.50	-11.68
$50K+ Households (%):	39	47	53	18.36	11.82
Average Household Income:	53,657	64,940	77,412	21.03	19.21
Median Household Income:	39,186	46,755	53,474	19.32	14.37
Per Capita Income:	22,272	27,179	32,536	22.03	19.71

Source: ESRI

Source: SNL Securities

FIGURE 23 - DEPOSIT AND DEMOGRAPHIC DATA FOR LAKE COUNTY

Market: Lake, OH — Deposit Data as of 6/30/2006

Deposits Summary
(Deposit data in $000)

	6/2002	6/2003	6/2004	6/2005	6/2006	CAGR(%)
Bank Deposits	2,379,989	2,574,285	2,579,710	2,752,694	2,770,027	3.87
Thrift Deposits	823,561	713,714	698,441	703,559	746,020	-2.44
Savings Bank Deposits	17,547	19,093	38,224	54,661	70,824	41.74
Credit Union Deposits	93,754	100,526	105,849	104,188	187,116	18.86
Total Deposits	3,221,097	3,307,092	3,316,375	3,510,914	3,586,871	2.73
Weighted Deposits	3,221,097	3,307,092	3,316,375	3,510,914	3,586,871	2.73

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2006	Projected 2011	% Change 2000-2006	% Change 2006-2011
Total Population:	227,511	231,902	234,578	1.93	1.15
0-14 Age Group (%):	20	19	18	-5.34	-1.83
15-34 Age Group (%):	24	23	23	-2.75	-0.19
35-54 Age Group (%):	32	31	30	-0.24	-2.59
55+ Age Group (%):	24	27	29	15.60	8.59
Total Households:	89,700	93,568	95,679	4.31	2.26
$0-24K Households (%):	21	16	13	-19.73	-17.31
$25-50K Households (%):	31	26	22	-11.29	-14.00
$50K+ Households (%):	49	58	65	24.27	14.90
Average Household Income:	58,094	70,339	83,342	21.08	18.49
Median Household Income:	48,784	57,684	65,889	18.24	14.22
Per Capita Income:	23,160	28,548	34,176	23.26	19.71

Source: ESRI

Source: SNL Securities

FIGURE 24 - DEPOSIT AND DEMOGRAPHIC DATA FOR LORAIN COUNTY

Market: Lorain, OH — Deposit Data as of 6/30/2006

Deposits Summary
(Deposit data in $000)

	6/2002	6/2003	6/2004	6/2005	6/2006	CAGR(%)
Bank Deposits	2,122,826	2,248,006	2,363,147	2,431,097	2,593,002	5.13
Thrift Deposits	854,965	907,093	893,071	896,415	895,448	1.16
Savings Bank Deposits	0	0	0	0	0	NA
Credit Union Deposits	220,750	234,235	236,019	234,500	274,925	5.64
Total Deposits	2,977,791	3,155,099	3,256,218	3,327,512	3,488,450	4.04
Weighted Deposits	2,977,791	3,155,099	3,256,218	3,327,512	3,488,450	4.04

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2006	Projected 2011	% Change 2000-2006	% Change 2006-2011
Total Population:	284,664	302,129	318,487	6.14	5.41
0-14 Age Group (%):	22	21	20	0.61	3.06
15-34 Age Group (%):	26	25	25	3.50	4.45
35-54 Age Group (%):	31	30	29	3.08	0.98
55+ Age Group (%):	22	24	26	19.29	13.93
Total Households:	105,836	114,331	121,820	8.03	6.55
$0-24K Households (%):	25	20	16	-13.30	-14.64
$25-50K Households (%):	30	25	23	-8.89	-5.49
$50K+ Households (%):	45	54	61	31.34	20.00
Average Household Income:	55,739	68,242	82,152	22.43	20.38
Median Household Income:	45,044	54,383	63,139	20.73	16.10
Per Capita Income:	21,054	26,216	31,834	24.52	21.43

Source: ESRI

Source: SNL Securities

FIGURE 25 - DEPOSIT AND DEMOGRAPHIC DATA FOR MEDINA COUNTY

Market: Medina, OH — Deposit Data as of 6/30/2006

Deposits Summary
(Deposit data in $000)

	6/2002	6/2003	6/2004	6/2005	6/2006	CAGR(%)
Bank Deposits	1,502,250	1,596,741	1,637,907	1,821,366	1,770,229	4.19
Thrift Deposits	345,285	368,593	397,895	407,509	479,339	8.55
Savings Bank Deposits	0	0	0	0	0	NA
Credit Union Deposits	27,334	30,972	32,645	30,702	41,064	10.71
Total Deposits	1,847,535	1,965,334	2,035,802	2,228,875	2,249,568	5.05
Weighted Deposits	1,847,535	1,965,334	2,035,802	2,228,875	2,249,568	5.05

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2006	Projected 2011	% Change 2000-2006	% Change 2006-2011
Total Population:	151,095	171,565	190,462	13.55	11.01
0-14 Age Group (%):	23	21	21	6.07	8.70
15-34 Age Group (%):	24	23	23	8.17	11.61
35-54 Age Group (%):	33	32	30	8.95	5.88
55+ Age Group (%):	20	24	26	36.55	19.38
Total Households:	54,542	63,426	71,211	16.29	12.27
$0-24K Households (%):	17	13	10	-10.55	-14.75
$25-50K Households (%):	27	21	18	-6.30	-4.41
$50K+ Households (%):	57	66	72	34.60	22.90
Average Household Income:	66,367	80,328	96,903	21.04	20.63
Median Household Income:	55,611	66,202	78,423	19.04	18.46
Per Capita Income:	24,251	29,815	36,348	22.94	21.91

Source: ESRI

Source: SNL Securities

FIGURE 26 - DEPOSIT AND DEMOGRAPHIC DATA FOR SUMMIT COUNTY

Market: Summit, OH — Deposit Data as of 6/30/2006

Deposits Summary
(Deposit data in $000)

	6/2002	6/2003	6/2004	6/2005	6/2006	CAGR(%)
Bank Deposits	6,879,273	6,805,179	6,984,251	7,337,302	7,860,198	3.39
Thrift Deposits	928,373	878,873	884,987	982,944	1,110,073	4.57
Savings Bank Deposits	230,067	242,403	255,506	249,705	199,118	-3.55
Credit Union Deposits	537,633	591,368	596,797	584,598	782,029	9.82
Total Deposits	8,037,713	7,926,455	8,124,744	8,569,951	9,169,389	3.35
Weighted Deposits	8,037,713	7,926,455	8,124,744	8,569,951	9,169,389	3.35

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2006	Projected 2011	% Change 2000-2006	% Change 2006-2011
Total Population:	542,899	550,868	555,475	1.47	0.84
0-14 Age Group (%):	21	20	19	-3.90	-3.08
15-34 Age Group (%):	26	25	25	-2.50	0.42
35-54 Age Group (%):	31	30	29	-0.07	-3.35
55+ Age Group (%):	23	25	28	12.69	9.25
Total Households:	217,788	222,811	225,872	2.31	1.37
$0-24K Households (%):	28	23	19	-16.97	-17.15
$25-50K Households (%):	30	26	23	-10.86	-8.41
$50K+ Households (%):	42	51	58	24.29	14.47
Average Household Income:	55,839	68,763	82,327	23.15	19.73
Median Household Income:	42,541	51,377	59,671	20.77	16.14
Per Capita Income:	22,842	28,047	33,733	22.79	20.27

Source: ESRI

Source: SNL Securities

FIGURE 27 - DEPOSIT AND DEMOGRAPHIC DATA FOR COLLIER COUNTY

Market: Collier, FL — Deposit Data as of 6/30/2006

Deposits Summary
(Deposit data in $000)

	6/2002	6/2003	6/2004	6/2005	6/2006	CAGR(%)
Bank Deposits	5,699,278	6,648,917	7,980,222	9,194,528	10,009,344	15.12
Thrift Deposits	270,655	322,046	380,571	568,640	701,484	26.88
Savings Bank Deposits	0	0	0	0	0	NA
Credit Union Deposits	1,470	1,441	1,551	1,657	1,380	-1.57
Total Deposits	5,969,933	6,970,963	8,360,793	9,763,168	10,710,828	15.73
Weighted Deposits	5,969,933	6,970,963	8,360,793	9,763,168	10,710,828	15.73

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2006	Projected 2011	% Change 2000-2006	% Change 2006-2011
Total Population:	251,377	325,365	394,194	29.43	21.15
0-14 Age Group (%):	17	16	15	23.62	16.80
15-34 Age Group (%):	21	20	19	19.30	19.09
35-54 Age Group (%):	25	24	23	25.57	16.65
55+ Age Group (%):	37	40	42	40.40	26.57
Total Households:	102,973	133,877	162,684	30.01	21.52
$0-24K Households (%):	22	16	13	-6.34	-1.39
$25-50K Households (%):	30	26	22	12.19	1.71
$50K+ Households (%):	48	59	66	57.22	36.34
Average Household Income:	75,125	91,440	113,391	21.72	24.01
Median Household Income:	48,413	59,097	69,451	22.07	17.52
Per Capita Income:	31,195	37,843	46,996	21.31	24.19

Source: ESRI

Source: SNL Securities

FIGURE 28 - DEPOSIT AND DEMOGRAPHIC DATA FOR HILLSBOROUGH COUNTY

Market: Hillsborough, FL — Deposit Data as of 6/30/2006

Deposits Summary
(Deposit data in $000)

	6/2002	6/2003	6/2004	6/2005	6/2006	CAGR(%)
Bank Deposits	11,261,364	12,546,194	15,067,433	16,162,765	17,281,642	11.30
Thrift Deposits	450,198	515,393	576,848	714,578	842,861	16.97
Savings Bank Deposits	0	0	0	0	0	NA
Credit Union Deposits	5,737,929	6,961,753	7,854,310	8,593,260	9,157,204	12.40
Total Deposits	11,711,562	13,061,587	15,644,281	16,877,343	18,124,503	11.54
Weighted Deposits	11,711,562	13,061,587	15,644,281	16,877,343	18,124,503	11.54

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2006	Projected 2011	% Change 2000-2006	% Change 2006-2011
Total Population:	998,948	1,173,043	1,334,699	17.43	13.78
0-14 Age Group (%):	21	20	20	12.56	10.59
15-34 Age Group (%):	28	28	28	13.97	14.06
35-54 Age Group (%):	30	30	28	16.28	9.55
55+ Age Group (%):	20	22	24	29.01	21.92
Total Households:	391,357	460,447	525,190	17.65	14.06
$0-24K Households (%):	29	22	18	-10.92	-3.78
$25-50K Households (%):	31	29	24	7.22	-3.83
$50K+ Households (%):	40	50	58	46.44	32.19
Average Household Income:	54,893	68,239	83,434	24.31	22.27
Median Household Income:	40,682	49,590	57,642	21.90	16.24
Per Capita Income:	21,812	27,037	33,075	23.95	22.33

Source: ESRI

Source: SNL Securities

FIGURE 29 - DEPOSIT AND DEMOGRAPHIC DATA FOR LEE COUNTY

Market: Lee, FL — Deposit Data as of 6/30/2006

Deposits Summary
(Deposit data in $000)

	6/2002	6/2003	6/2004	6/2005	6/2006	CAGR(%)
Bank Deposits	6,411,791	6,900,027	7,900,295	9,765,713	10,177,749	12.25
Thrift Deposits	329,601	502,254	569,212	650,358	788,701	24 37
Savings Bank Deposits	0	0	0	0	0	NA
Credit Union Deposits	5,196	5,296	4,731	4,338	4,048	-6.05
Total Deposits	6,741,392	7,402,281	8,469,507	10,416,071	10,966,450	12.94
Weighted Deposits	6,741,392	7,402,281	8,469,507	10,416,071	10,966,450	12.94

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2006	Projected 2011	% Change 2000-2006	% Change 2006-2011
Total Population:	440,888	587,749	764,232	33 31	30.03
0-14 Age Group (%):	16	15	15	25 27	26 66
15-34 Age Group (%):	20	19	19	29 17	29 57
35-54 Age Group (%):	26	25	23	27.74	23 00
55+ Age Group (%):	38	41	42	42.78	35 82
Total Households:	188,599	250,199	325,977	32.66	30 29
$0-24K Households (%):	28	21	17	0 66	5.03
$25-50K Households (%):	34	31	27	19.37	14 66
$50K+ Households (%):	38	48	56	67.51	51.11
Average Household Income:	56,641	68,319	82,660	20 62	20.99
Median Household Income:	40,324	48,353	56,073	19.91	15.97
Per Capita Income:	24,542	29,224	35,377	19.08	21.05

Source: ESRI

Source: SNL Securities

FIGURE 30 - DEPOSIT AND DEMOGRAPHIC DATA FOR MIAMI-DADE COUNTY

Market: Miami-Dade, FL — Deposit Data as of 6/30/2006

Deposits Summary
(Deposit data in $000)

	6/2002	6/2003	6/2004	6/2005	6/2006	CAGR(%)
Bank Deposits	44,448,879	48,964,152	54,405,894	61,355,388	64,266,898	9.66
Thrift Deposits	6,540,739	7,009,889	7,655,023	8,526,701	8,560,089	6.96
Savings Bank Deposits	0	0	0	0	0	NA
Credit Union Deposits	1,313,782	1,476,501	1,587,794	1,613,592	1,633,963	5 60
Total Deposits	50,989,618	55,974,041	62,060,917	69,882,089	72,826,987	9.32
Weighted Deposits	50 989,618	55,974,041	62,060,917	69,882,089	72,826,987	9.32

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2006	Projected 2011	% Change 2000-2006	% Change 2006-2011
Total Population:	2 253,362	2,464,452	2,644,447	9.37	7.30
0-14 Age Group (%):	21	20	19	5.44	3 61
15-34 Age Group (%):	28	28	28	8.45	7.05
35-54 Age Group (%):	29	29	28	10.43	5 50
55+ Age Group (%):	23	23	24	12.76	13 01
Total Households:	776,774	840,289	897,574	8.18	6 82
$0-24K Households (%):	36	29	25	-11.39	-8 80
$25-50K Households (%):	29	27	24	1.13	-3 80
$50K+ Households (%):	36	44	51	33.49	23 70
Average Household Income:	52,753	64,838	79,063	22.91	21.94
Median Household Income:	35,995	43,700	50,915	21.41	16.51
Per Capita Income:	18,497	22,393	27,130	21.06	21.15

Source: ESRI

Source: SNL Securities

FIGURE 31 - DEPOSIT AND DEMOGRAPHIC DATA FOR PALM BEACH COUNTY

Market: Palm Beach, FL — Deposit Data as of 6/30/2006

Deposits Summary
(Deposit data in $000)

	6/2002	6/2003	6/2004	6/2005	6/2006	CAGR(%)
Bank Deposits	14,580,250	16,379,114	18,683,683	20,876,108	22,080,524	10.93
Thrift Deposits	9,706,315	10,970,314	12,205,422	13,527,058	15,018,828	11.53
Savings Bank Deposits	0	0	0	0	26,173	NA
Credit Union Deposits	974,016	1,032,879	1,074,128	1,115,019	1,112,068	3.37
Total Deposits	24,286,565	27,349,428	30,889,105	34,403,166	37,125,525	11.19
Weighted Deposits	24,286,565	27,349,428	30,889,105	34,403,166	37,125,525	11.19

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2006	Projected 2011	% Change 2000-2006	% Change 2006-2011
Total Population:	1,131,184	1,309,164	1,460,474	15.73	11.56
0-14 Age Group (%):	18	17	16	9.57	8.32
15-34 Age Group (%):	22	21	21	10.11	11.97
35-54 Age Group (%):	28	28	26	15.04	6.64
55+ Age Group (%):	33	35	37	23.42	16.75
Total Households:	474,175	538,811	598,555	13.63	11.09
$0-24K Households (%):	26	20	16	-12.12	-9.25
$25-50K Households (%):	29	25	22	-0.17	-3.43
$50K+ Households (%):	45	55	62	37.18	25.29
Average Household Income:	67,994	83,985	103,556	23.52	23.30
Median Household Income:	45,062	54,953	64,217	21.95	16.86
Per Capita Income:	28,801	34,798	42,671	20.82	22.62

Source: ESRI

Source: SNL Securities

FIGURE 32 - DEPOSIT AND DEMOGRAPHIC DATA FOR PASCO COUNTY

Market: Pasco, FL — Deposit Data as of 6/30/2006

Deposits Summary
(Deposit data in $000)

	6/2002	6/2003	6/2004	6/2005	6/2006	CAGR(%)
Bank Deposits	3,404,857	3,865,687	3,930,505	4,300,354	4,616,854	7.91
Thrift Deposits	826,767	548,892	581,476	644,169	699,392	-4.10
Savings Bank Deposits	0	0	0	0	0	NA
Credit Union Deposits	59,403	64,784	67,450	75,541	80,294	7.82
Total Deposits	4,231,624	4,414,579	4,511,981	4,944,523	5,316,246	5.87
Weighted Deposits	4,231,624	4,414,579	4,511,981	4,944,523	5,316,246	5.87

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2006	Projected 2011	% Change 2000-2006	% Change 2006-2011
Total Population:	344,765	439,348	549,510	27.43	25.07
0-14 Age Group (%):	17	16	16	23.42	23.39
15-34 Age Group (%):	20	19	20	27.19	26.26
35-54 Age Group (%):	26	27	26	33.34	18.62
55+ Age Group (%):	38	37	39	25.32	29.89
Total Households:	147,566	182,737	227,068	23.83	24.26
$0-24K Households (%):	36	28	23	-4.39	3.31
$25-50K Households (%):	35	34	31	19.03	12.96
$50K+ Households (%):	28	38	46	65.84	49.73
Average Household Income:	42,546	51,685	61,272	21.48	18.55
Median Household Income:	33,087	40,209	46,299	21.53	15.15
Per Capita Income:	18,439	21,692	25,491	17.64	17.51

Source: ESRI

Source: SNL Securities

FIGURE 33 - DEPOSIT AND DEMOGRAPHIC DATA FOR PINELLAS COUNTY

Market: Pinellas, FL — Deposit Data as of 6/30/2006

Deposits Summary
(Deposit data in $000)

	6/2002	6/2003	6/2004	6/2005	6/2006	CAGR(%)
Bank Deposits	12,729,233	13,842,601	14,935,660	14,971,029	15,696,345	5.38
Thrift Deposits	2,238,748	2,539,455	2,598,199	3,011,621	3,613,024	12.71
Savings Bank Deposits	0	0	0	0	0	NA
Credit Union Deposits	562,219	612,126	645,613	631,966	643,150	3.42
Total Deposits	14,967,981	16,382,056	17,533,859	17,982,650	19,309,369	6.57
Weighted Deposits	14,967,981	16,382,056	17,533,859	17,982,650	19,309,369	6.57

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2006	Projected 2011	% Change 2000-2006	% Change 2006-2011
Total Population:	921,482	947,186	967,469	2.79	2.14
0-14 Age Group (%):	16	15	14	-5.18	-4.02
15-34 Age Group (%):	21	20	21	-1.69	2.57
35-54 Age Group (%)	30	29	27	0.27	-4.24
55+ Age Group (%):	33	36	38	11.84	9.58
Total Households:	414,968	423,871	432,706	2.15	2.08
$0-24K Households (%):	32	25	20	-20.64	-16.50
$25-50K Households (%)	33	30	28	-4.87	-6.69
$50K+ Households (%):	35	45	52	29.21	18.35
Average Household Income:	51,348	63,395	76,469	23.46	20.62
Median Household Income:	37,166	44,545	51,936	19.85	16.59
Per Capita Income:	23,497	28,734	34,595	22.29	20.40

Source: ESRI

Source: SNL Securities

FIGURE 34 - DEPOSIT AND DEMOGRAPHIC DATA FOR SARASOTA COUNTY

Market: Sarasota, FL — Deposit Data as of 6/30/2006

Deposits Summary
(Deposit data in $000)

	6/2002	6/2003	6/2004	6/2005	6/2006	CAGR(%)
Bank Deposits	7,106,001	7,718,129	8,929,121	9,798,134	9,922,225	8.70
Thrift Deposits	782,490	835,373	937,454	1,234,473	1,366,118	14.95
Savings Bank Deposits	0	0	0	0	0	NA
Credit Union Deposits	195,081	203,533	211,652	232,144	246,675	6.04
Total Deposits	7,888,491	8,553,502	9,866,575	11,032,607	11,288,343	9.37
Weighted Deposits	7,888,491	8,553,502	9,866,575	11,032,607	11,288,343	9.37

Weighted deposits are calculated based on the branch types selected in your filter and deposit weightings set under preferences.

Demographic Data

	Base 2000	Current 2006	Projected 2011	% Change 2000-2006	% Change 2006-2011
Total Population:	325,957	380,199	433,128	16.64	13.92
0-14 Age Group (%):	13	12	12	7.80	8.19
15-34 Age Group (%)	17	16	17	13.91	16.00
35-54 Age Group (%):	26	25	23	11.87	6.18
55+ Age Group (%):	44	47	49	23.11	18.77
Total Households:	149,937	174,040	198,674	16.08	14.15
$0-24K Households (%):	26	19	16	-15.06	-7.65
$25-50K Households (%):	33	29	25	3.88	-1.71
$50K+ Households (%):	41	52	59	45.76	31.29
Average Household Income:	60,665	75,230	92,832	24.01	23.40
Median Household Income:	42,155	51,346	59,762	21.80	16.39
Per Capita Income:	28,326	34,694	42,830	22.48	23.45

Source: ESRI

Source: SNL Securities

3. Comparisons with Publicly Traded Thrifts

INTRODUCTION

This section presents an analysis of the Bank's operations against a selected group ("Comparable Group") of publicly traded Mutual Holding Companies ("MHCs"). The Comparable Group was selected based upon similarity of characteristics to the Bank. The Comparable Group multiples provide the basis for the valuation of the Bank.

Factors that influence the Bank's value such as balance sheet structure and size, profitability, income and expense trends, capital levels, credit risk, and recent operating results can be measured against the Comparable Group. The Comparable Group's current market pricing, coupled with the appropriate aggregate adjustment for differences between the Bank and the Comparable Group, will then be utilized as the basis for the pro forma valuation of the Bank's to-be-issued common stock.

SELECTION CRITERIA

The goal of the selection criteria process is to find those institutions with characteristics that most closely match those of the Bank. In an ideal world, all of the Comparable Group would contain the exact characteristics of the Bank. However, none of the Comparables selected will be exact clones of the Bank.

Based upon our experience, FinPro has determined that MHCs trade at materially different levels relative to fully converted thrifts due to the unique ownership structure. The primary differences between MHCs and fully converted institutions are that MHCs contain a minority interest and have the potential for a second step. In addition, MHCs have the potential for a remutualization transaction. Due to these differences, MHC trading multiples are substantially different from fully converted trading multiples. FinPro concluded that the appropriate Comparable Group should be comprised of liquidly traded MHCs.

As of the date of this appraisal, there are a total of 68 MHCs nationally. There are 40 traded on the NYSE, NASDAQ or AMEX. FinPro limited the Comparable Group to institutions whose common stock is listed on a major exchange, since these companies tend to trade regularly. FinPro believes that thrifts that trade over-the-counter or as pink sheets are inappropriate for the Comparable Group, due to irregular trading activity and wide bid/ask spreads, which may skew the trading value and make trading multiples less reliable as an indicator of value.

FinPro excluded institutions that have recently converted, as the earnings of newly converted institutions do not reflect a full year's benefit from the reinvestment of proceeds, and thus the price/earnings multiples and return on equity measures for these institutions tend to be skewed upward and downward, respectively. As such, the 7 institutions that converted after December 1, 2005 were eliminated.

Of the remaining 33, FinPro then eliminated 18 of the institutions with assets less than $760 million in assets as they have less financial and managerial resources and a smaller branch network. Abington, Westfield and People's were eliminated as they have announced second step conversions. Charter was eliminated due to its substantial equity portfolio and BCSB was eliminated due to its negative earnings.

This results in a total of 10 Comparables. FinPro review the recent performance and news releases of these 10 companies and determined that all 10 were acceptable Comparables.

FIGURE 35 - COMPARABLE GROUP

		Corporate				
Ticker	**Short Name**	**Exchange**	**City**	**State**	**Number of Offices**	**IPO Date**
	Comparable Thrift Data					
ACFC	Atlantic Coast Federal Corporation (MHC)	NASDAQ	Waycross	GA	12	10/05/2004
CFFN	Capitol Federal Financial (MHC)	NASDAQ	Topeka	KS	37	04/01/1999
CSBK	Clifton Savings Bancorp, Inc. (MHC)	NASDAQ	Clifton	NJ	10	03/04/2004
HOME	Home Federal Bancorp, Inc. (MHC)	NASDAQ	Nampa	ID	15	12/07/2004
ISBC	Investors Bancorp, Inc. (MHC)	NASDAQ	Short Hills	NJ	47	10/12/2005
KRNY	Kearny Financial Corp (MHC)	NASDAQ	Fairfield	NJ	26	02/24/2005
NWSB	Northwest Bancorp, Inc. (MHC)	NASDAQ	Warren	PA	161	11/07/1994
RCKB	Rockville Financial, Inc. (MHC)	NASDAQ	Vernon Rockville	CT	18	05/23/2005
UBNK	United Financial Bancorp, Inc. (MHC)	NASDAQ	West Springfield	MA	12	07/13/2005
WAUW	Wauwatosa Holdings, Inc. (MHC)	NASDAQ	Wauwatosa	WI	9	10/05/2005

Basis for Comparison

MHCs have different percentages of minority ownership. In order to adjust for this factor, all of the Comparables' pricing multiples are represented as if the MHC undertook a second step, based upon standardized assumptions. These multiples will be referred to as "fully converted" pricing multiples.

Overview of the Comparables

The members of the Comparable Group were reviewed against the Bank to ensure comparability based upon the following criteria:

1. Asset Size
2. Profitability
3. Capital Level
4. Balance Sheet Mix
5. Operating Strategy
6. Date of Conversion

1. Asset Size The Comparable Group should have a similar asset size to the Bank. The Comparable Group ranged in size from $761.3 million to $8.2 billion in total assets with a median of $1.5 billion. The Bank's asset size was $8.6 billion as of September 30, 2006. On a pro forma basis, the Bank's assets are projected to be $9.2 billion at the midpoint of the estimated value range.

2. Profitability The Comparable Group had a median core ROAA of 0.61% and a median core ROAE of 4.72% for the last twelve months. The Comparable Group profitability measures had a dispersion about the mean for the core ROAA measure ranging from a low of 0.25% to a high of 0.87%, while the core ROAE measure ranged from a low of 1.34% to a high of 9.50%. The Bank had a core ROAA of 0.85% and a core ROAE of 7.40% for the twelve months ended September 30, 2006. On a pro forma basis, the Bank's core ROAA and core ROAE are 0.83% and 5.74%, respectively.

3. Capital Level The Comparable Group had a median tangible equity to tangible assets ratio of 14.12% with a high of 23.42% and a low of 7.00%. At September 30, 2006, the Bank had an equity to assets ratio of 11.78%. On a pro forma basis, at the midpoint, the Bank would have an equity to assets ratio of 17.32%.

4. Balance Sheet Mix At September 30, 2006, the Bank had a net loan to asset ratio of 86.99%. The median loan to asset ratio for the Comparables was 66.81%, ranging from a low of 36.94% to a high of 84.82%. On the liability side, the Bank's deposit to asset ratio was 86.10% at September 30 2006 while the Comparable median was 68.58%, ranging from 47.57% to 80.99%. The Bank's borrowing to asset ratio of 0.29% is below the Comparable median of 16.87%.

5. Operating Strategy An institution's operating characteristics are important because they determine future performance. Operational strategy also affects expected rates of return and investor's general perception of the quality, risk and attractiveness of a given company. Specific operating characteristics include profitability, balance sheet growth, asset quality, capitalization and non-financial factors such as management strategies and lines of business.

6. Date of Conversion Recent conversions, those completed on or after December 1, 2005, were excluded since the earnings of a newly converted institution do not reflect the reinvestment of conversion proceeds. Additionally, new issues tend to trade at a discount to the market averages.

The following table represents key financial indicators for the Bank and the Comparable Group.

FIGURE 36 - KEY FINANCIAL INDICATORS

	for the Twelve Months Ended 9/30/06	Comparable Group Median Last Twelve Months
Balance Sheet Data		
Gross Loans to Deposits	101.31	110.46
Total Net Loans to Assets	86.99	66.81
Securities to Assets	1.52	25.71
Deposits to Assets	86.10	68.58
Borrowed Funds to Assets	0.29	16.87
Balance Sheet Growth		
Asset Growth Rate	(3.57)	0.85
Loan Growth Rate	(1.89)	14.27
Deposit Growth Rate	4.92	0.95
Capital		
Equity to Assets	11.78	14.01
Tangible Equity to Tangible Assets	11.68	14.12
Intangible Assets to Equity	0.96	-
Regulatory Core Capital to Assets	10.35	12.41
Equity + Reserves to Assets	12.02	14.55
Asset Quality		
Non-Performing Loans to Loans	1.05	0.16
Reserves to Non-Performing Loans	25.98	176.47
Non-Performing Assets to Assets	1.01	0.16
Non-Performing Assets to Equity	8.55	1.24
Reserves to Loans	0.27	0.65
Reserves to Non-Performing Assets + 90 Days Del.	23.91	159.88
Profitability		
Return on Average Assets	0.50	0.60
Return on Average Equity	4.34	4.72
Core Return on Average Assets	0.85	0.61
Core Return on Average Equity	7.40	4.72
Income Statement		
Yield on Average Earning Assets	5.84	5.28
Cost of Average Interest Bearing Liabilities	3.83	3.39
Net Interest Spread	2.01	2.31
Net Interest Margin	2.37	2.83
Noninterest Income to Average Assets	0.47	0.38
Noninterest Expense to Average Assets	1.41	2.17
Efficiency Ratio	64.39	69.71
Overhead Ratio	65.55	62.41

Source: The Bank's Offering Circular, FinPro calculations and SNL Securities

4. Market Value Determination

MARKET VALUE ADJUSTMENTS

The estimated pro forma market value of the Bank, along with certain adjustments to its value relative to market values for the Comparable Group are delineated in this section. The adjustments are made from potential investors' viewpoint and are adjustments necessary when comparing the Bank to the Comparable Group. The adjustment factors are subjectively assessed using the appraiser's knowledge and expertise and an aggregate adjustment is determined. Potential investors include depositors holding subscription rights and unrelated parties who may purchase stock in the community offering and who are assumed to be aware of all relevant and necessary facts as they pertain to the value of the Bank relative to other publicly traded thrift institutions and relative to alternative investment opportunities.

There are numerous criteria on which the market value adjustments are based. The major criteria utilized for purposes of this report include:

Adjustments Relative to the Comparable Group:

- Financial Condition
- Balance Sheet Growth
- Earnings Quality, Predictability and Growth
- Market Area
- Cash Dividends
- Liquidity of the Issue
- Recent Regulatory Matters

Adjustments for Other Factors:

- Management
- Pending Litigation
- Subscription Interest

To ascertain the market value of the Bank, the median trading multiple values for the Comparable Group are utilized as the starting point. The adjustment, up or down, to the Comparable Group median multiple values is made based on the comparison of the Bank to the Comparable Group.

FINANCIAL CONDITION

The balance sheet strength of an institution is an important market value determinant, as the investment community considers such factors as cash liquidity, capitalization, asset composition, funding mix, intangible levels and interest rate risk in assessing the attractiveness of investing in the common stock of a thrift. The following figures summarize the key financial elements of the Bank measured against the Comparable Group.

FIGURE 37 - KEY BALANCE SHEET DATA

		Key Financial Data for the Most Recent Period End					
Ticker	**Short Name**	**Total Assets ($000)**	**Loans/ Deposits (%)**	**Loans/ Assets (%)**	**Securities/ Assets (%)**	**Deposits/ Assets (%)**	**Borrowings/ Assets (%)**
	Comparable Thrift Data						
ACFC	Atlantic Coast Federal Corporation (MHC)	793,131	115.03	79.20	10.80	68.85	19.04
CFFN	Capitol Federal Financial (MHC)	8,199,073	133.97	63.73	32.68	47.57	40.52
CSBK	Clifton Savings Bancorp, Inc. (MHC)	822,716	76.55	52.28	43.61	68.30	7.43
HOME	Home Federal Bancorp, Inc. (MHC)	761,292	117.61	66.47	26.93	56.52	27.68
ISBC	Investors Bancorp, Inc. (MHC)	5,626,707	95.28	56.84	39.82	59.66	23.23
KRNY	Kearny Financial Corp (MHC)	2,027,697	51.08	36.94	44.58	72.31	3.01
NWSB	Northwest Bancorp, Inc. (MHC)	6,543,248	82.91	67.15	24.48	80.99	9.05
RCKB	Rockville Financial, Inc. (MHC)	1,213,156	119.61	84.82	11.27	70.92	14.69
UBNK	United Financial Bancorp, Inc. (MHC)	980,694	105.89	74.79	21.23	70.63	14.62
WAUW	Wauwatosa Holdings, Inc. (MHC)	1,692,067	127.58	80.03	7.83	62.73	20.63
	Average	2,865,978	102.55	66.23	26.32	65.85	17.99
	Median	1,452,612	110.46	66.81	25.71	68.58	16.87
	Maximum	8,199,073	133.97	84.82	44.58	80.99	40.52
	Minimum	761,292	51.08	36.94	7.83	47.57	3.01
	TFS Financial Corporation	8,595,567	101.31	86.99	1.52	86.10	0.29
	Variance to the Comparable Median	7,142,956	(9.15)	20.18	(24.19)	17.52	(16.58)

Sources: SNL and Offering Circular Data, FinPro Computations

<u>Asset Size</u> – The Bank, at $8.6 billion, is larger than the Comparable Group median of $1.4 billion. At the pro forma midpoint of the offering range, the Bank is expected to have assets of $9.2 billion.

<u>Asset Composition</u> - The Bank's net loans to assets ratio of 86.99% is above the Comparable Group median of 66.81%. The Bank has a lower level of securities as a percentage of assets.

<u>Funding Mix</u> – The Bank funds itself through deposits, 86.10% of assets and borrowings, 0.29% of assets. The Comparable Group has a deposits to assets ratio of 68.58% and a borrowings to assets ratio of 16.87%.

Cash Liquidity - The Bank's loan to asset ratio is above the Comparable Group's median ratio which would indicate a lower level of liquidity. However, the Bank utilizes a low level of borrowings. The Bank has the ability to borrow in order to meet funding requirements.

Interest Rate Risk - The Bank's interest rate risk position is illustrated on page 20. The Bank's profile appears to be within acceptable regulatory parameters. No similar data is available for the Comparable Group.

FIGURE 38 - CAPITAL DATA

		Capital for the Most Recent Period End				
Ticker	**Short Name**	**Equity/ Assets (%)**	**Tangible Equity/ Tang Assets (%)**	**Intangible Assets/ Equity (%)**	**Core Capital/ Tangible Assets (%)**	**Equity + Reserves/ Assets (%)**
	Comparable Thrift Data					
ACFC	Atlantic Coast Federal Corporation (MHC)	11.47	11.15	3.19	9.73	12.04
CFFN	Capitol Federal Financial (MHC)	10.53	10.53	-	NA	10.58
CSBK	Clifton Savings Bancorp, Inc. (MHC)	23.42	23.42	-	17.70	23.58
HOME	Home Federal Bancorp, Inc. (MHC)	14.17	14.17	-	NA	14.56
ISBC	Investors Bancorp, Inc. (MHC)	16.26	16.26	-	11.91	16.38
KRNY	Kearny Financial Corp (MHC)	24.05	20.81	17.02	19.26	24.33
NWSB	Northwest Bancorp, Inc. (MHC)	9.36	7.00	27.14	8.43	9.93
RCKB	Rockville Financial, Inc. (MHC)	12.94	12.86	0.68	12.90	13.74
UBNK	United Financial Bancorp, Inc. (MHC)	13.90	NA	NA	10.73	14.60
WAUW	Wauwatosa Holdings, Inc. (MHC)	14.12	14.12	-	14.85	14.54
	Average	15.02	14.48	5.34	13.19	15.43
	Median	14.01	14.12	-	12.41	14.55
	Maximum	24.05	23.42	27.14	19.26	24.33
	Minimum	9.36	7.00	-	8.43	9.93
	TFS Financial Corporation	11.78	11.68	0.96	10.35	12.02
	Variance to the Comparable Median	(2.23)	(2.44)	0.96	(2.06)	(2.53)

Sources: SNL and Offering Circular Data, FinPro Computations

Capitalization - The Comparable Group's median equity to assets ratio of 14.01% is above the Bank's ratio of 11.78%. The Bank's pro forma equity to assets ratio is projected to be 17.32% at the midpoint of the valuation range.

Intangible Levels - An important factor influencing market values is the level of intangibles that an institution carries on its books. Three of the Comparables have material levels of intangible assets. The Bank's level of intangible assets is minimal.

The asset quality of an institution is an important determinant of market value. The investment community considers levels of nonperforming loans, Real Estate Owned ("REO") and levels of Allowance for Loan and Lease Losses ("ALLL") in assessing the attractiveness of investing in the common stock of an institution.

FIGURE 39 - ASSET QUALITY TABLE

		Asset Quality for the Most Recent Period End					
Ticker	**Short Name**	**NPLs/ Loans (%)**	**Reserves/ NPLs (%)**	**NPAs/ Assets (%)**	**NPAs/ Equity (%)**	**Reserves/ Loans (%)**	**Reserves/ NPAs + 90 (%)**
	Comparable Thrift Data						
ACFC	Atlantic Coast Federal Corporation (MHC)	0.47	152.42	0.40	3.45	0.71	143.29
CFFN	Capitol Federal Financial (MHC)	0.11	79.03	0.10	0.93	0.08	55.34
CSBK	Clifton Savings Bancorp, Inc. (MHC)	-	NM	-	-	0.31	NM
HOME	Home Federal Bancorp, Inc. (MHC)	0.08	766.49	0.05	0.36	0.58	766.49
ISBC	Investors Bancorp, Inc. (MHC)	0.12	176.47	0.07	0.41	0.21	176.47
KRNY	Kearny Financial Corp (MHC)	0.13	560.90	NA	NA	0.75	NA
NWSB	Northwest Bancorp, Inc. (MHC)	1.03	82.07	0.78	8.31	0.84	73.30
RCKB	Rockville Financial, Inc. (MHC)	0.19	497.74	0.16	1.24	0.94	497.74
UBNK	United Financial Bancorp, Inc. (MHC)	0.27	341.78	0.26	1.89	0.94	267.18
WAUW	Wauwatosa Holdings, Inc. (MHC)	1.61	32.54	1.33	9.42	0.52	31.54
	Average	0.40	298.83	0.35	2.89	0.59	251.42
	Median	0.16	176.47	0.16	1.24	0.65	159.88
	Maximum	1.61	766.49	1.33	9.42	0.94	766.49
	Minimum	-	32.54	-	-	0.08	31.54
	TFS Financial Corporation	1.05	25.98	1.01	8.55	0.27	23.91
	Variance to the Comparable Median	0.89	(150.49)	0.85	7.31	(0.38)	(135.97)

Sources: SNL and Offering Circular Data, FinPro Computations

The Bank's level of nonperforming loans ("NPL") to total loans, of 1.05%, is above the Comparable Group median of 0.16%. The Bank has a nonperforming assets to assets ratio of 1.01%, which is above the Comparable median of 0.16%. The Bank's reserve level, 0.27% of loans, is below the Comparable median of 0.65% of loans. The Bank's ratio of reserves to NPAs is also below the Comparable median.

Positive	Neutral	Negative
Higher Loans to Assets		Higher NPLs
Higher Deposit Levels		Higher NPAs
Lower Borrowing Levels		Lower ALLL to Loans
Higher Pro forma Tangible Capital		Lower ALLL to NPAs

The Bank's asset and liability mixes are more favorable than the Comparable Group's mixes. The Bank has lower capital levels, but is projected to have higher capital levels following the offering. The Bank has a higher level of NPLs and NPAs. The Bank's reserves as a percentage of loans and as a percentage of NPLs are both below the Comparable levels. Taken collectively, a slight upward adjustment is warranted for financial condition.

Balance Sheet Growth

The Bank's assets and loans have decreased, while the Comparable Group experienced growth over the last twelve months. The decline is at least partially attributable to the sale of loans. However, the Bank has experienced deposit growth, while the Comparable Group's deposits have been flat.

Figure 40 - Balance Sheet Growth Data

Ticker	Short Name	Growth: Asset Growth LTM (%)	Growth: Loan Growth LTM (%)	Growth: Deposit Growth LTM (%)
	Comparable Thrift Data			
ACFC	Atlantic Coast Federal Corporation (MHC)	8.18	11.88	8.74
CFFN	Capitol Federal Financial (MHC)	(2.50)	(4.45)	(1.51)
CSBK	Clifton Savings Bancorp, Inc. (MHC)	(4.42)	7.64	(2.78)
HOME	Home Federal Bancorp, Inc. (MHC)	10.40	16.65	8.57
ISBC	Investors Bancorp, Inc. (MHC)	(1.62)	44.77	(0.12)
KRNY	Kearny Financial Corp (MHC)	(2.32)	24.21	(2.03)
NWSB	Northwest Bancorp, Inc. (MHC)	3.32	(2.96)	2.02
RCKB	Rockville Financial, Inc. (MHC)	20.11	24.69	19.36
UBNK	United Financial Bancorp, Inc. (MHC)	9.20	18.91	6.85
WAUW	Wauwatosa Holdings, Inc. (MHC)	(4.55)	7.23	(4.26)
	Average	3.58	14.86	3.48
	Median	0.85	14.27	0.95
	Maximum	20.11	44.77	19.36
	Minimum	(4.55)	(4.45)	(4.26)
	TFS Financial Corporation	(3.57)	(1.89)	4.92
	Variance to the Comparable Median	(4.42)	(16.16)	3.97

Sources: SNL and Offering Circular Data, FinPro Computations

Positive	Neutral	Negative
Higher Deposit Growth	Lower Loan Growth (reflects loan sale)	Lower Asset Growth

No adjustment is warranted.

EARNINGS QUALITY, PREDICTABILITY AND GROWTH

The earnings quality, predictability and growth are critical components in the establishment of market values for thrifts. Thrift earnings are primarily a function of:

- net interest income
- loan loss provision
- non-interest income
- non-interest expense

The quality and predictability of earnings is dependent on both internal and external factors. Some internal factors include the mix of the balance sheet, the interest rate sensitivity of the balance sheet, the asset quality, and the infrastructure in place to deliver the assets and liabilities to the public. External factors include the competitive market for both assets and liabilities, the global interest rate scenario, local economic factors and regulatory issues.

Investors are focusing on earnings sustainability as interest rate volatility has caused a wide variation in income levels. With the intense competition for both assets and deposits, banks cannot easily replace lost spread and margin with balance sheet growth.

Each of these factors can influence the earnings of an institution, and each of these factors is volatile. Investors prefer stability and consistency. As such, solid, consistent earnings are preferred to high but risky earnings. Investors also prefer earnings to be diversified and not entirely dependent on interest income.

The Bank's annual net income has trended upward from the year ended September 30, 2002 through the year ended September 30, 2005. The increase over that period was attributable to rising net interest income and declining noninterest expense.

Net income decreased $21.0 million, or 32.51%, to $43.5 million for the year ended September 30, 2006 versus $64.5 million for the year ended September 30, 2005. The primary reason for the decrease was the $47.1 million pre-tax loss on the sale of loans, which was partially offset by lower income tax expense and higher net interest income.

FIGURE 41 - NET INCOME CHART


$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
$ in thousands
$21,837
$51,986
$55,467
$64,508
$43,539
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
For the Twelve Months Ended

Source: Offering Prospectus

The Bank's core ROAA and core ROAE are above the Comparable Group medians. The Bank's higher capitalization following the offering is expected to reduce return on equity for the near term. *On a pro forma basis*, the Bank's core ROAA and core ROAE are 0.83% and 5.74%, respectively.

FIGURE 42 - PROFITABILITY DATA

		LTM Profitability			
Ticker	**Short Name**	**Return on Avg Assets (%)**	**Return on Avg Equity (%)**	**Core Return on Avg Assets (%)**	**Core Return on Avg Equity (%)**
	Comparable Thrift Data				
ACFC	Atlantic Coast Federal Corporation (MHC)	0.70	5.67	0.72	5.86
CFFN	Capitol Federal Financial (MHC)	0.58	5.58	0.59	5.61
CSBK	Clifton Savings Bancorp, Inc. (MHC)	0.31	1.34	0.31	1.34
HOME	Home Federal Bancorp, Inc. (MHC)	0.85	5.90	0.85	5.90
ISBC	Investors Bancorp, Inc. (MHC)	0.25	1.53	0.25	1.53
KRNY	Kearny Financial Corp (MHC)	0.37	1.52	0.34	1.39
NWSB	Northwest Bancorp, Inc. (MHC)	0.87	9.53	0.87	9.50
RCKB	Rockville Financial, Inc. (MHC)	0.73	5.25	0.71	5.14
UBNK	United Financial Bancorp, Inc. (MHC)	0.61	4.18	0.63	4.29
WAUW	Wauwatosa Holdings, Inc. (MHC)	0.32	2.23	0.35	2.46
	Average	0.56	4.27	0.56	4.30
	Median	0.60	4.72	0.61	4.72
	Maximum	0.87	9.53	0.87	9.50
	Minimum	0.25	1.34	0.25	1.34
	TFS Financial Corporation	0.50	4.34	0.85	7.40
	Variance to the Comparable Median	(0.10)	(0.38)	0.24	2.68

Sources: SNL and Offering Circular Data, FinPro Computations

FIGURE 43 - INCOME STATEMENT DATA

Ticker	Short Name	Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)
		LTM Income Statement							
	Comparable Thrift Data								
ACFC	Atlantic Coast Federal Corporation (MHC)	6.20	3.60	2.60	3.05	1.09	2.75	68.72	56.71
CFFN	Capitol Federal Financial (MHC)	5.08	3.89	1.19	1.57	0.31	0.88	47.85	37.47
CSBK	Clifton Savings Bancorp, Inc. (MHC)	4.48	NA	NA	2.08	0.03	1.54	75.61	75.24
HOME	Home Federal Bancorp, Inc. (MHC)	5.79	3.00	2.79	3.33	1.52	3.28	70.21	55.82
ISBC	Investors Bancorp, Inc. (MHC)	4.93	3.52	1.41	1.95	0.12	1.65	81.24	80.04
KRNY	Kearny Financial Corp (MHC)	4.82	2.80	2.02	2.64	0.12	2.15	83.07	82.27
NWSB	Northwest Bancorp, Inc. (MHC)	6.10	3.25	2.85	3.12	0.68	2.13	58.02	48.14
RCKB	Rockville Financial, Inc. (MHC)	NA	NA	NA	3.38	0.37	2.38	65.69	61.78
UBNK	United Financial Bancorp, Inc. (MHC)	5.48	NA	NA	3.02	0.59	2.45	69.20	63.04
WAUW	Wauwatosa Holdings, Inc. (MHC)	NA	NA	NA	2.64	0.38	2.19	74.91	71.09
	Average	5.36	3.34	2.14	2.68	0.52	2.14	69.45	63.16
	Median	5.28	3.39	2.31	2.83	0.38	2.17	69.71	62.41
	Maximum	6.20	3.89	2.85	3.38	1.52	3.28	83.07	82.27
	Minimum	4.48	2.80	1.19	1.57	0.03	0.88	47.85	37.47
	TFS Financial Corporation	5.84	3.83	2.01	2.37	0.47	1.41	64.39	65.55
	Variance to the Comparable Median	0.56	0.44	(0.30)	(0.46)	0.09	(0.76)	(5.32)	3.14

Sources: SNL and Offering Circular Data, FinPro Computations

Note: The data for cost of funds and spread are not meaningful due to the lack of Comparable Data.

The Bank has a 46 basis point disadvantage in net margin which is more than offset by a 76 basis point advantage in noninterest expense. The Bank's noninterest income to average assets ratio is 9 basis points above the Comparable Group median.

The Bank's efficiency ratio of 64.39% is below the Comparable median of 69.71%.

On a forward looking basis, after the conversion the Bank's operating expenses are expected to rise as a result of the stock benefit plans and additional costs of being a public company. At the same time, the Bank will have additional capital to deploy and leverage.

Positive	Neutral	Negative
Higher Core ROAA		Lower Net Margin
Higher Core ROAE		
Lower Noninterest Expense		
Higher Noninterest Income		

The Bank is more profitable than the Comparables on a core ROAA and core ROAE basis. The higher earnings levels are predominately due to a lower level of noninterest expense. Relative to the Comparable Group, the Bank's level of noninterest income is higher, while net interest margin is lower. Taken collectively, a moderate upward adjustment is warranted for this factor.

MARKET AREA

The market area that an institution serves has a significant impact on value, as future success is interrelated with the economic, demographic and competitive aspects of the market. The location of an institution will have an impact on the trading value of an institution, as many analysts compare the pricing of institutions relative to a state or regional multiples in investor presentations. The following figure compares the demographic and competitive data for the counties serviced by the Bank, to the county data of the Comparable Group members.

FIGURE 44 - MARKET AREA DATA

Institution Name	County	Bank's Deps in the County 06/30/06 (actual)	Bank's Deposit Mkt Share (%)	Total Population 2006 (actual)	Population Per Branch (actual)	Population Change 2000-2006 (%)	Population Change 2006-2011 (%)	Median HH Income 2006 ($)	HH Income Change 2000-2006 (%)	HH Income Change 2006-2011 (%)	Unemp. Rate June 2006 (%)
Atlantic Coast Federal Corporation (MHC)	Duval	256,572	1.11	875,472	4,377	12.40	9.58	48,955	20.17	15.91	4.0
Atlantic Coast Federal Corporation (MHC)	Columbia	46,917	5.36	64,119	4,007	13.46	12.26	35,837	16.31	13.01	3.3
Atlantic Coast Federal Corporation (MHC)	Clay	37,319	3.17	178,021	5,934	26.42	22.63	58,380	19.27	14.67	3.0
Atlantic Coast Federal Corporation (MHC)	Nassau	7,553	0.93	68,360	3,798	18.55	15.96	53,483	16.13	12.21	3.0
Atlantic Coast Federal Corporation (MHC)	Saint Johns	-	-	170,376	170,376	38.37	33.65	61,758	23.26	23.26	2.6
Atlantic Coast Federal Corporation (MHC)	Ware	172,160	24.75	35,463	17,732	(0.06)	0.25	34,095	19.52	14.11	5.9
Atlantic Coast Federal Corporation (MHC)	Chatham	17,502	0.40	250,113	250,113	7.79	4.42	46,416	22.62	15.16	4.9
Atlantic Coast Federal Corporation (MHC)	Coffee	16,485	2.73	40,949	40,949	9.45	4.98	35,545	15.79	12.81	5.9
Deposit Weighted Market Data			8.97		17,432	9.42	7.58	43,449	19.47	14.86	4.5
Capitol Federal Financial (MHC)	Johnson	1,531,824	12.08	518,627	2,216	14.97	10.92	75,700	23.12	16.87	4.5
Capitol Federal Financial (MHC)	Shawnee	1,277,599	34.18	173,834	1,721	2.33	1.42	49,632	21.04	17.10	4.8
Capitol Federal Financial (MHC)	Sedgwick	423,725	5.62	468,750	2,590	3.51	2.66	52,068	21.91	17.23	5.0
Capitol Federal Financial (MHC)	Douglas	362,984	24.65	108,129	1,802	8.17	6.49	45,910	21.77	17.17	4.0
Capitol Federal Financial (MHC)	Riley	196,077	17.98	64,426	2,386	2.52	1.41	38,866	20.82	16.68	3.7
Capitol Federal Financial (MHC)	Lyon	145,631	28.41	36,356	1,653	1.17	0.24	39,731	20.56	16.49	4.3
Capitol Federal Financial (MHC)	Saline	123,358	10.61	54,798	1,890	2.24	1.48	45,318	21.31	15.87	3.9
Capitol Federal Financial (MHC)	Wyandotte	6,938	0.33	150,577	2,353	(4.63)	(3.45)	41,305	21.90	17.97	8.2
Deposit Weighted Market Data			20.27		2,041	7.69	5.53	58,351	21.96	16.96	4.5
Clifton Savings Bancorp (MHC)	Passaic	476,565	5.12	505,660	3,065	3.40	2.39	59,234	20.37	15.47	6.0
Clifton Savings Bancorp (MHC)	Bergen	119,267	0.37	911,322	1,805	3.08	1.97	79,568	22.57	19.68	4.2
Deposit Weighted Market Data			4.17		2,812	3.34	2.31	63,304	20.81	16.31	5.6
Home Federal Bancorp, Inc. (MHC)	Canyon	214,902	16.25	172,375	3,747	31.14	25.16	44,758	24.81	17.68	3.3
Home Federal Bancorp, Inc. (MHC)	Ada	172,263	2.97	357,811	2,520	18.91	14.45	59,536	28.94	22.57	2.7
Home Federal Bancorp, Inc. (MHC)	Gem	34,047	22.44	16,807	3,361	10.71	8.50	40,771	18.45	15.74	3.6
Home Federal Bancorp, Inc. (MHC)	Elmore	22,288	15.03	30,015	3,752	3.04	1.45	42,253	19.84	16.24	4.3
Home Federal Bancorp, Inc. (MHC)	Bannock	-	-	77,782	11,112	2.93	1.93	46,020	25.14	20.31	3.5
Home Federal Bancorp, Inc. (MHC)	Bingham	-	-	44,024	4,002	5.48	3.11	43,039	18.19	15.18	3.6
Home Federal Bancorp, Inc. (MHC)	Jerome	-	-	19,767	460	7.77	5.50	41,449	19.40	15.87	2.8
Deposit Weighted Market Data			11.51		3,241	23.41	18.53	50,066	25.68	19.36	3.1
Investors Bancorp, Inc. (MHC)	Monmouth	927,945	6.65	646,160	2,384	5.02	3.37	78,862	23.01	19.07	4.3
Investors Bancorp, Inc. (MHC)	Union	845,616	5.70	538,707	2,190	3.09	1.70	66,374	19.89	17.00	5.3
Investors Bancorp, Inc. (MHC)	Essex	708,081	4.47	810,030	2,682	2.07	1.57	53,182	18.32	14.96	6.3
Investors Bancorp, Inc. (MHC)	Ocean	462,654	4.11	566,328	2,889	10.85	7.40	55,931	20.55	16.55	5.0
Investors Bancorp, Inc. (MHC)	Morris	282,870	2.31	497,089	2,071	5.72	4.34	96,965	25.89	19.20	3.7
Investors Bancorp, Inc. (MHC)	Middlesex	170,805	0.65	765,973	2,726	6.11	5.22	75,672	23.23	16.62	4.6
Investors Bancorp, Inc. (MHC)	Somerset	77,655	0.85	324,037	2,383	8.92	6.69	96,350	25.88	19.35	3.7
Investors Bancorp, Inc. (MHC)	Hunterdon	53,930	1.95	132,806	2,177	8.87	6.62	100,485	27.02	19.21	3.5
Deposit Weighted Market Data			4.81		2,452	4.98	3.43	69,724	21.37	17.32	5.0
Kearny Financial Corp (MHC)	Bergen	737,653	2.31	911,322	1,805	3.08	1.97	79,568	22.57	19.68	4.2
Kearny Financial Corp (MHC)	Hudson	247,980	1.26	620,796	2,956	1.94	1.28	48,409	20.07	15.35	6.2
Kearny Financial Corp (MHC)	Essex	127,357	0.80	810,030	2,682	2.07	1.57	53,182	18.32	14.96	6.3
Kearny Financial Corp (MHC)	Middlesex	90,674	0.35	795,973	2,833	6.11	5.22	75,672	23.23	16.62	4.6
Kearny Financial Corp (MHC)	Ocean	87,956	0.78	566,328	2,889	10.85	7.40	55,931	20.55	16.55	5.0
Kearny Financial Corp (MHC)	Morris	86,377	0.71	497,089	2,071	5.72	4.34	96,965	25.89	19.20	3.7
Kearny Financial Corp (MHC)	Union	48,810	0.33	538,707	2,190	3.09	1.70	66,374	19.89	17.00	5.3
Kearny Financial Corp (MHC)	Passaic	22,076	0.24	505,660	3,065	3.40	2.39	59,234	20.37	15.47	6.0
Deposit Weighted Market Data			1.59		2,257	3.62	2.49	70,520	21.76	17.96	4.8
Northwest Bancorp, Inc. (MHC)	Erie	712,823	21.97	283,432	2,531	0.92	(0.08)	45,082	23.26	17.75	5.3
Northwest Bancorp, Inc. (MHC)	Allegheny	695,828	1.58	1,251,041	2,230	(2.39)	(1.83)	48,435	26.41	20.93	4.8
Northwest Bancorp, Inc. (MHC)	Warren	411,509	58.36	42,379	2,493	(3.38)	(2.80)	43,504	20.92	15.28	5.7
Northwest Bancorp, Inc. (MHC)	Cambria	220,157	9.07	147,303	1,584	(3.47)	(2.40)	37,288	23.61	19.68	5.8
Northwest Bancorp, Inc. (MHC)	Lebanon	215,476	13.62	128,249	2,565	6.58	4.39	49,641	21.61	16.14	3.6
Northwest Bancorp, Inc. (MHC)	Venango	209,636	32.68	56,606	2,696	(1.67)	(1.08)	39,897	22.76	16.91	5.7
Northwest Bancorp, Inc. (MHC)	York	203,365	3.45	415,581	2,416	8.86	6.18	55,118	21.78	17.39	4.3
Northwest Bancorp, Inc. (MHC)	Elk	202,604	33.66	33,963	1,544	(3.27)	(2.80)	46,546	23.43	17.65	4.9

Institution Name	County	Bank's Deps in the County 06/30/06 (actual)	Bank's Deposit Mkt Share (%)	Total Population 2006 (actual)	Population Per Branch (actual)	Population Change 2000-2006 (%)	Population Change 2006-2011 (%)	Median HH Income 2006 ($)	HH Income Change 2000-2006 (%)	HH Income Change 2006-2011 (%)	Unemp. Rate June 2006 (%)
Northwest Bancorp, Inc. (MHC)	Crawford	190,839	18.48	91,137	2,940	0.85	(0.03)	40,470	20.64	15.52	5.5
Northwest Bancorp, Inc. (MHC)	Lancaster	186,242	2.30	501,861	2,367	6.63	4.62	55,546	22.11	17.63	3.8
Northwest Bancorp, Inc. (MHC)	McKean	174,903	27.52	44,647	1,488	(2.81)	(2.54)	40,687	22.90	17.03	5.6
Northwest Bancorp, Inc. (MHC)	Centre	133,076	7.02	145,410	2,048	7.11	4.37	45,133	24.91	17.55	3.7
Northwest Bancorp, Inc. (MHC)	Clarion	130,063	19.08	42,236	1,836	1.13	(0.59)	36,817	19.61	14.66	5.1
Northwest Bancorp, Inc. (MHC)	Butler	114,690	4.13	185,172	2,231	6.37	4.74	52,300	23.23	19.13	4.6
Northwest Bancorp, Inc. (MHC)	Washington	114,112	3.44	208,236	2,340	2.63	0.95	47,616	26.35	20.31	5.1
Northwest Bancorp, Inc. (MHC)	Tioga	89,730	16.63	42,093	2,215	1.74	0.17	38,075	19.09	14.85	5.0
Northwest Bancorp, Inc. (MHC)	Potter	87,863	37.48	18,710	2,339	3.48	1.49	38,899	18.97	14.84	5.5
Northwest Bancorp, Inc. (MHC)	Armstrong	60,320	5.77	71,694	2,109	(0.96)	(1.10)	38,529	22.26	16.75	5.5
Northwest Bancorp, Inc. (MHC)	Mifflin	58,116	9.37	46,737	2,124	0.54	0.18	38,965	20.31	16.35	5.4
Northwest Bancorp, Inc. (MHC)	Dauphin	54,667	1.28	256,327	2,268	1.80	1.34	51,895	24.58	20.66	4.3
Northwest Bancorp, Inc. (MHC)	Lawrence	48,985	3.39	93,196	2,167	(1.53)	(1.30)	40,873	22.67	17.90	5.2
Northwest Bancorp, Inc. (MHC)	Clearfield	44,491	3.58	83,754	2,327	0.45	(0.36)	37,899	21.03	16.57	5.4
Northwest Bancorp, Inc. (MHC)	Cameron	40,526	62.11	5,559	2,780	(6.95)	(3.98)	38,894	20.38	16.42	6.3
Northwest Bancorp, Inc. (MHC)	Forest	40,246	100.00	5,075	2,538	2.61	(0.28)	33,348	22.64	16.39	6.2
Northwest Bancorp, Inc. (MHC)	Mercer	33,083	1.93	120,711	2,156	0.35	0.15	24,530	22.72	16.81	5.6
Northwest Bancorp, Inc. (MHC)	Jefferson	30,684	3.95	45,787	2,289	(0.32)	(0.89)	38,151	20.09	16.50	5.0
Northwest Bancorp, Inc. (MHC)	Huntingdon	23,168	4.79	46,289	2,013	2.71	1.09	39,841	19.06	14.70	5.0
Northwest Bancorp, Inc. (MHC)	Clinton	19,200	5.88	38,289	2,945	0.99	0.46	37,378	20.65	16.36	5.6
Northwest Bancorp, Inc. (MHC)	Schuylkill	17,512	0.94	149,779	1,805	(0.37)	(0.92)	40,812	24.66	18.29	5.6
Northwest Bancorp, Inc. (MHC)	Lycoming	12,671	0.85	120,567	120,567	0.44	(0.16)	41,413	21.69	16.56	5.5
Northwest Bancorp, Inc (MHC)	Broward	56,409	0.16	1,797,082	3,865	10.72	7.83	51,365	22.61	16.79	3.1
Northwest Bancorp, Inc (MHC)	Baltimore	338,231	2.34	796,096	398,048	5.54	4.72	61,182	20.67	15.97	4.2
Northwest Bancorp, Inc (MHC)	Howard	43,719	1.19	274,751	274,751	10.86	7.95	92,433	24.60	19.72	3.1
Northwest Bancorp, Inc (MHC)	Anne Arundel	22,283	0.30	522,734	522,734	6.76	4.64	75,829	22.92	17.13	3.7
Northwest Bancorp, Inc (MHC)	Erie	195,370	0.72	934,649	155,775	(1.64)	(1.80)	47,506	23.13	18.38	4.9
Northwest Bancorp, Inc (MHC)	Chautauqua	181,437	13.49	137,490	27,498	(1.62)	(1.68)	40,292	20.76	15.44	4.4
Northwest Bancorp, Inc (MHC)	Cattaraugus	19,558	2.31	83,285	83,285	(0.80)	(0.79)	39,617	18.83	14.48	4.9
Northwest Bancorp, Inc (MHC)	Monroe	1,287	0.01	746,469	746,469	1.51	1.03	55,610	23.86	18.89	4.5
Northwest Bancorp, Inc (MHC)	Ashtabula	29,977	2.78	103,773	51,887	1.02	0.37	42,708	19.82	15.14	5.8
Northwest Bancorp, Inc (MHC)	Lake	17,520	0.49	231,902	115,951	1.93	1.15	57,684	18.24	14.22	4.4
Northwest Bancorp, Inc (MHC)	Geauga	5,428	0.33	96,156	96,156	5.79	4.61	71,177	18.20	16.36	3.9
Deposit Weighted Market Data			16.36		38,738	0.92	0.32	46,326	22.68	17.48	4.9
Rockville Financial, Inc. (MHC)	Tolland	466,179	24.01	148,677	3,379	9.03	4.89	71,518	21.15	17.04	3.7
Rockville Financial, Inc. (MHC)	Hartford	421,310	1.80	887,434	2,731	3.53	2.13	61,965	22.03	15.92	4.8
Deposit Weighted Market Data			13.47		3,071	6.42	3.58	66,983	21.57	16.51	4.2
United Financial Bancorp, Inc. (MHC)	Hampden	672,879	8.94	468,203	2,787	2.62	1.58	47,691	20.06	15.71	6.0
United Financial Bancorp, Inc. (MHC)	Hamshire	26,225	0.97	155,728	2,732	2.28	1.87	57,926	25.56	19.80	4.1
Deposit Weighted Market Data			8.64		2,785	2.61	1.59	48,075	20.27	15.86	5.9
Wauwatosa Holdings, Inc. (MHC)	Milwaukee	864,510	3.21	935,045	2,766	(0.54)	(0.14)	47,100	23.53	18.02	6.4
Wauwatosa Holdings, Inc. (MHC)	Waukesha	221,534	2.64	387,854	1,911	7.51	5.86	78,453	24.95	18.85	4.2
Deposit Weighted Market Data			3.09		2,592	1.10	1.08	53,495	23.82	18.19	6.0
Comparable Median			**8.81**		**2,799**	**4.30**	**2.96**	**55,923**	**21.66**	**17.14**	**4.9**
Third FS&LA, M.H.C.	Pinellas	749,896	3.88	947,186	2,778	2.79	2.14	44,545	19.85	16.59	3.3
Third FS&LA, M.H.C.	Palm Beach	711,434	1.92	1,309,164	2,634	15.73	11.56	54,953	21.95	16.86	3.5
Third FS&LA, M.H.C.	Lee	290,817	2.65	587,749	2,799	33.31	30.03	48,353	19.91	15.97	2.6
Third FS&LA, M.H.C.	Pasco	214,346	4.04	439,348	4,031	27.43	25.07	40,209	21.53	15.15	3.4
Third FS&LA, M.H.C.	Sarasota	178,582	1.58	380,199	2,055	16.64	13.92	51,346	21.80	16.39	2.7
Third FS&LA, M.H.C.	Collier	126,046	1.18	325,365	2,465	29.43	21.15	59,097	22.07	17.52	2.9
Third FS&LA, M.H.C.	Hillsborough	114,515	0.63	1,173,043	3,748	17.43	13.78	49,590	21.90	16.24	3.1
Third FS&LA, M.H.C.	Miami-Dade	111,373	0.15	2,464,452	3,863	9.37	7.30	43,700	21.41	16.51	3.8
Third FS&LA, M.H.C.	Cuyahoga	3,952,810	7.38	1,348,666	2,452	(3.25)	(2.36)	46,755	19.32	15.97	5.4
Third FS&LA, M.H.C.	Summit	376,821	4.11	550,868	2,700	1.47	0.84	51,377	20.77	15.15	5.0
Third FS&LA, M.H.C.	Medina	238,170	10.59	171,565	2,723	13.55	11.01	66,202	19.04	16.39	4.2
Third FS&LA, M.H.C.	Lake	233,280	6.50	231,902	2,319	1.93	1.15	57,684	18.24	17.52	4.4
Third FS&LA, M.H.C.	Lorain	111,265	3.19	302,129	2,905	6.14	5.41	54,383	20.73	16.24	5.4
Third FS&LA, M.H.C.	Stark	-	-	381,000	2,741	0.77	0.30	47,403	19.02	16.51	5.4
Deposit Weighted Market Data			**5.61**		**2,618**	**4.14**	**3.50**	**48,829**	**19.94**	**16.17**	**4.6**
State of Ohio				**11,627,546**	**2,882**	**2.42**	**2.17**	**49,467**	**20.66**	**15.35**	**5.2**
State of Florida				**18,478,309**	**3,480**	**15.62**	**12.92**	**46,736**	**20.32**	**15.95**	**3.3**
National Average				**303,582,361**	**3,790**	**7.87**	**6.66**	**51,546**	**22.25**	**17.77**	**4.9**

Sources: SNL Securities

Positive	Neutral	Negative
Higher Projected Population Growth		Lower Historical Population Growth
Lower Unemployment		Lower Population Per Branch
		Lower Household Income
		Lower Income Growth

The Bank's market area has grown at a slower rate over the past five years, but is projected to grow at a slightly faster rate over the next five years relative to the Comparable Group's markets. Unemployment levels are lower in the Bank's markets. Household income levels are lower in the Bank's markets and are projected to grow at a rate below that of the Comparable median. The Bank's market area has a lower ratio of population per branch relative to the Comparable Group, which indicates a higher level of competition. Based upon these factors, a slight downward adjustment is warranted for market area.

CASH DIVIDENDS

The last few years have seen yet another shift away from dividend policies concurrent with conversion. Recent issues have been fully or oversubscribing without the need for the additional enticement of dividends. After the conversion is another issue, however. Pressures on ROAE and on internal rate of returns to investors prompted the industry toward cash dividends. This trend is exacerbated by the lack of growth potential. Typically, when institutions are in a growth mode, they issue stock dividends or do not declare a dividend. When growth is stunted, these institutions shift toward reducing equity levels and thus utilize cash dividends as a tool in managing equity. Recent tax code changes have made cash dividends more attractive to investors.

FIGURE 45 - DIVIDEND DATA

		Dividends	
Ticker	**Short Name**	**Current Dividend Yield (%)**	**LTM Dividend Payout Ratio (%)**
	Comparable Thrift Data		
ACFC	Atlantic Coast Federal Corporation (MHC)	2.44	100.00
CFFN	Capitol Federal Financial (MHC)	5.29	316.67
CSBK	Clifton Savings Bancorp, Inc. (MHC)	1.65	222.22
HOME	Home Federal Bancorp, Inc. (MHC)	1.23	51.16
ISBC	Investors Bancorp, Inc. (MHC)	-	-
KRNY	Kearny Financial Corp (MHC)	1.20	200.00
NWSB	Northwest Bancorp, Inc. (MHC)	2.88	61.95
RCKB	Rockville Financial, Inc. (MHC)	-	NA
UBNK	United Financial Bancorp, Inc. (MHC)	1.39	57.14
WAUW	Wauwatosa Holdings, Inc. (MHC)	-	-
	Average	1.61	112.13
	Median	1.31	61.95
	Maximum	5.29	316.67
	Minimum	-	-
	TFS Financial Corporation	NA	NA
	Variance to the Comparable Median	NA	NA

Sources: SNL and Offering Circular Data, FinPro Computations

Seven of the ten Comparable institutions have declared cash dividends. The median dividend payout ratio for the Comparable Group was 61.95%, ranging from a high of 316.67% to a low of 0.00%. The Bank, on a pro forma basis at the midpoint of the value range, is project to have an equity to assets ratio of 17.32% and a core return on pro forma equity of 5.74%. As such, the Bank will have adequate capital and profits to pay cash dividends.

As such, no adjustment is warranted for this factor.

LIQUIDITY OF THE ISSUE

The Comparable Group is by definition composed only of companies that trade in the public markets with all of the Comparables trading on NASDAQ. Typically, the number of shares outstanding and the market capitalization provides an indication of how much liquidity there will be in a given stock. The actual liquidity can be measured by volume traded over a given period of time.

FIGURE 46 - MARKET CAPITALIZATION DATA

		Market Data					
Ticker	**Short Name**	**Market Value ($)**	**Stock Price ($)**	**Price High ($)**	**Price Low ($)**	**Book Value ($)**	**Tangible Book Value ($)**
	Comparable Thrift Data						
ACFC	Atlantic Coast Federal Corporation (MHC)	242.5	17.55	18.40	17.18	6.59	6.38
CFFN	Capitol Federal Financial (MHC)	2,893.4	39.04	39.35	36.35	11.89	11.89
CSBK	Clifton Savings Bancorp, Inc. (MHC)	363.3	12.29	12.31	11.51	6.51	6.51
HOME	Home Federal Bancorp, Inc. (MHC)	262.0	17.25	17.99	15.71	7.21	7.21
ISBC	Investors Bancorp, Inc. (MHC)	1,762.6	15.42	16.00	14.54	8.17	8.17
KRNY	Kearny Financial Corp (MHC)	1,121.9	15.52	17.07	15.04	6.73	5.59
NWSB	Northwest Bancorp, Inc. (MHC)	1,320.3	26.39	29.73	25.26	12.08	8.78
RCKB	Rockville Financial, Inc. (MHC)	304.7	15.68	18.20	14.45	8.08	8.02
UBNK	United Financial Bancorp, Inc. (MHC)	248.6	14.49	14.97	12.63	8.03	NA
WAUW	Wauwatosa Holdings, Inc. (MHC)	593.2	17.92	18.30	16.66	7.22	7.22
	Average	911.3	19.16	20.23	17.93	8.25	7.75
	Median	478.3	16.47	18.10	15.38	7.63	7.22
	Maximum	2,893.4	39.04	39.35	36.35	12.08	11.89
	Minimum	242.5	12.29	12.31	11.51	6.51	5.59
	TFS Financial Corporation	2,525.0	NA	NA	NA	NA	NA
	Variance to the Comparable Median	2,046.8	NA	NA	NA	NA	NA

Sources: SNL and Offering Circular Data, FinPro Computations

The market capitalization values of the Comparable Group range from a low of $242.5 million to a high of $2.9 billion with a median market capitalization of $478.3 million. The Bank expects to have $2.5 billion of market capital at the midpoint on a pro forma basis. It is expected that the Bank will trade on NASDAQ along with all of the Comparables.

A moderate upward adjustment for this factor appears warranted. The Bank is expected to enjoy a higher level of trading liquidity relative to the Comparable Group.

RECENT REGULATORY MATTERS

Regulatory matters influence the market for thrift conversions. The Bank will operate in substantially the same regulatory environment as the Comparable Group. As such, no adjustment for this factor is warranted as both the Bank and the Comparables will operate in the same ownership structure and will be supervised in the same regulatory environment.

5. Other Factors

MANAGEMENT

The Bank has developed a good management team with considerable banking experience. The Bank's organizational chart is reasonable for an institution of its size and complexity. The Board is active and oversees and advises on all key strategic and policy decisions and holds the management to high performance standards.

As such, no adjustment appears to be warranted for this factor.

PENDING LITIGATION

On June 13, 2006, Third Federal Savings and Loan was named as the defendant in a class action lawsuit, Gary A. Greenspan vs. Third Federal Savings and Loan, filed in the Cuyahoga County Common Pleas Court. The plaintiff has alleged that Third Federal Savings and Loan charges customers a fee for the preparation of legal documents relating to mortgage loans even though the employees that prepare the documents are not licensed attorneys. The plaintiff seeks a refund of all document preparation fees from June 13, 2000 to the present (approximately $26.1 million from June 13, 2000 through September 30, 2006), as well as prejudgment interest, attorneys' fees and costs of the lawsuit. Third Federal Savings and Loan Association vigorously disputes these allegations. Third Federal Savings and Loan has answered the plaintiff's complaint and the case is in preliminary discovery. No trial date has been set. At this time, we are unable to predict an outcome, favorable or unfavorable, or to estimate the amount of any potential loss.

FinPro is not a law firm and as such can not offer any legal analysis of the pending lawsuit. However, FinPro believes that from an investor's standpoint the uncertainty of the outcome of this matter and the possible impact on future earnings would warrant a slight downward adjustment.

SUBSCRIPTION INTEREST

The pro forma price to fully converted book multiple of MHC conversions has trended downward from 2005 to 2006, but rose in the first quarter of 2007.

FIGURE 47 - MHC REORGANIZATIONS (SINCE 1/1/05) PRO FORMA DATA

Ticker	Short Name	IPO Date	IPO Price ($)	Percentage Retained By MHC (%)	Net Proceeds ($000)	Price to Pro Forma Fully Converted Book Value (%)
ORIT	Oritani Financial Corp. (MHC)	01/24/2007	10.0000	68.00	94,926	82.84
PBCP	Polonia Bancorp (MHC)	01/11/2007	10.0000	55.00	11,990	84.49
MSBF	MSB Financial Corp. (MHC)	01/05/2007	10.0000	55.00	21,372	84.26
Q1'07	**Average**					**83.86**
	Median					**84.26**
MSFN	MainStreet Financial Corporation (MHC)	12/27/2006	10.0000	53.00	1,163	60.17
BFFI	Ben Franklin Financial, Inc. (MHC)	10/19/2006	10.0000	55.00	6,965	79.29
VPFG	ViewPoint Financial Group (MHC)	10/03/2006	10.0000	55.00	99,327	79.55
FXCB	Fox Chase Bancorp, Inc. (MHC)	10/02/2006	10.0000	55.50	53,070	79.16
Q4'06	**Average**					**74.54**
	Median					**79.23**
ROMA	Roma Financial Corporation (MHC)	07/12/2006	10.0000	69.00	81,537	79.67
SCAY	Seneca-Cayuga Bancorp, Inc. (MHC)	07/11/2006	10.0000	55.00	8,645	79.06
NECB	Northeast Community Bancorp, Inc. (MHC)	07/06/2006	10.0000	55.00	50,046	85.76
Q3'06	**Average**					**81.50**
	Median					**79.67**
MFDB	Mutual Federal Bancorp, Inc. (MHC)	04/06/2006	10.0000	70.00	8,592	74.57
LSBK	Lake Shore Bancorp, Inc. (MHC)	04/04/2006	10.0000	55.00	24,485	80.19
Q2'06	**Average**					**77.38**
	Median					**77.38**
UCBA	United Community Bancorp (MHC)	03/31/2006	10.0000	55.00	30,228	85.06
MGYR	Magyar Bancorp, Inc. (MHC)	01/24/2006	10.0000	54.03	22,059	82.27
GVFF	Greenville Federal Financial Corporation (MHC)	01/05/2006	10.0000	55.00	8,114	69.72
Q1'06	**Average**					**79.02**
	Median					**82.27**
2006 YTD	**Average**					**77.87**
	Median					**79.42**
EQFC	Equitable Financial Corp. (MHC)	11/09/2005	10.0000	55.00	11,460	79.39
ISBC	Investors Bancorp, Inc. (MHC)	10/12/2005	10.0000	54.27	444,954	85.40
WAUW	Wauwatosa Holdings, Inc. (MHC)	10/05/2005	10.0000	68.35	85,953	82.52
Q4'05	**Average**					**82.44**
	Median					**82.52**
OTTW	Ottawa Savings Bancorp, Inc. (MHC)	07/15/2005	10.0000	55.00	7,728	74.92
UBNK	United Financial Bancorp, Inc. (MHC)	07/13/2005	10.0000	53.40	61,624	84.38
Q3'05	**Average**					**79.65**
	Median					**79.65**
COBK	Colonial Bankshares, Inc. (MHC)	06/30/2005	10.0000	54.00	17,426	82.47
HBOS	Heritage Financial Group (MHC)	06/30/2005	10.0000	70.00	25,908	84.17
NPEN	North Penn Bancorp, Inc. (MHC)	06/02/2005	10.0000	53.92	5,061	73.70
RCKB	Rockville Financial, Inc. (MHC)	05/23/2005	10.0000	55.00	71,069	85.05
FFCO	FedFirst Financial Corp. (MHC)	04/07/2005	10.0000	55.00	24,822	85.98
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	04/06/2005	10.0000	70.00	32,794	89.55
Q2'05	**Average**					**83.49**
	Median					**84.61**
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	03/30/2005	10.0000	55.00	48,241	86.87
KFFB	Kentucky First Federal Bancorp (MHC)	03/03/2005	10.0000	55.00	14,309	96.36
KRNY	Kearny Financial Corp (MHC)	02/24/2005	10.0000	70.00	183,196	80.04
HFBL	Home Federal Bancorp, Inc. of Louisiana (MHC)	01/21/2005	10.0000	60.00	11,988	75.39
BVFL	BV Financial, Inc. (MHC)	01/13/2005	10.0000	55.00	9,646	87.78
GTWN	Georgetown Bancorp, Inc. (MHC)	01/06/2005	10.0000	55.00	10,347	88.45
Q1'05	**Average**					**85.82**
	Median					**87.33**
2005	**Average**					**83.67**
	Median					**84.38**
1/1/2005	**Average**					**82.35**
1/31/2007	**Median**					**82.52**

Source: SNL Securities

The first day "pop" increased between 2005 and 2006. Four of the MHC conversions that closed since January 1, 2005 are currently trading below their IPO price. Larger conversions have outperformed smaller ones. Two of the last five MHC conversions have experienced substantial first day "pops".

FIGURE 48 - MHC REORGANIZATIONS PRICE APPRECIATION

		Percent Change from IPO				
Ticker	Short Name	After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To Date (%)
ORIT	Oritani Financial Corp. (MHC)	59.70	54.30	NA	NA	53.50
PBCP	Polonia Bancorp (MHC)	1.00	1.50	NA	NA	1.00
MSBF	MSB Financial Corp. (MHC)	23.00	21.20	NA	NA	20.00
Q1'07	**Average**	**27.90**	**25.67**	**NA**	**NA**	**24.83**
	Median	**23.00**	**21.20**	**NA**	**NA**	**20.00**
MSFN	MainStreet Financial Corporation (MHC)	10.00	10.00	-2.50	NA	0.00
BFFI	Ben Franklin Financial, Inc. (MHC)	7.00	6.50	6.50	9.00	8.00
VPFG	ViewPoint Financial Group (MHC)	49.90	52.50	53.90	69.40	71.20
FXCB	Fox Chase Bancorp, Inc. (MHC)	29.50	27.90	30.10	35.00	38.20
Q4'06	**Average**	**24.10**	**24.23**	**22.00**	**NA**	**29.35**
	Median	**19.75**	**18.95**	**18.30**	**NA**	**23.10**
ROMA	Roma Financial Corporation (MHC)	41.00	45.00	46.60	49.80	57.10
SCAY	Seneca-Cayuga Bancorp, Inc. (MHC)	0.00	-1.50	-7.00	-9.70	-5.00
NECB	Northeast Community Bancorp, Inc. (MHC)	10.00	12.00	12.00	12.70	19.20
Q3'06	**Average**	**17.00**	**18.50**	**17.20**	**17.60**	**23.77**
	Median	**10.00**	**12.00**	**12.00**	**12.70**	**19.20**
MFDB	Mutual Federal Bancorp, Inc. (MHC)	11.30	10.00	14.00	12.50	44.10
LSBK	Lake Shore Bancorp, Inc. (MHC)	7.00	5.50	2.90	0.10	25.40
Q2'06	**Average**	**9.15**	**7.75**	**8.45**	**6.30**	**34.75**
	Median	**9.15**	**7.75**	**8.45**	**6.30**	**34.75**
UCBA	United Community Bancorp (MHC)	8.00	8.40	5.50	4.30	22.50
MGYR	Magyar Bancorp, Inc. (MHC)	6.50	5.00	6.00	15.00	37.70
GVFF	Greenville Federal Financial Corporation (MHC)	NA	2.50	0.00	1.00	3.50
Q1'06	**Average**	**7.25**	**5.30**	**3.83**	**6.77**	**21.23**
	Median	**7.25**	**5.00**	**5.50**	**4.30**	**22.50**
2006 YTD	**Average**	**16.38**	**15.32**	**14.00**	**18.10**	**26.83**
	Median	**10.00**	**9.20**	**6.25**	**12.50**	**23.95**
EQFC	Equitable Financial Corp. (MHC)	NA	0.00	-6.00	-5.70	5.00
ISBC	Investors Bancorp, Inc. (MHC)	0.20	0.70	5.20	16.80	54.20
WAUW	Wauwatosa Holdings, Inc. (MHC)	12.50	11.50	9.50	15.60	79.20
Q4'05	**Average**	**6.35**	**4.07**	**2.90**	**8.90**	**46.13**
	Median	**6.35**	**0.70**	**5.20**	**15.60**	**54.20**
OTTW	Ottawa Savings Bancorp, Inc. (MHC)	10.00	5.00	7.00	-2.50	30.00
UBNK	United Financial Bancorp, Inc. (MHC)	17.50	15.70	17.00	13.70	44.90
Q3'05	**Average**	**13.75**	**10.35**	**12.00**	**5.60**	**37.45**
	Median	**13.75**	**10.35**	**12.00**	**5.60**	**37.45**
COBK	Colonial Bankshares, Inc. (MHC)	6.00	6.90	7.50	5.70	43.00
HBOS	Heritage Financial Group (MHC)	7.50	7.20	9.30	10.00	65.40
NPEN	North Penn Bancorp, Inc. (MHC)	10.00	2.50	1.50	1.50	11.00
RCKB	Rockville Financial, Inc. (MHC)	4.80	10.50	19.60	38.90	56.80
FFCO	FedFirst Financial Corp. (MHC)	-6.60	-7.10	-14.50	-9.00	-6.00
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	-0.50	-0.10	-5.00	7.90	40.00
Q2'05	**Average**	**3.53**	**3.32**	**3.07**	**9.17**	**35.03**
	Median	**5.40**	**4.70**	**4.50**	**6.80**	**41.50**
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	-1.50	-6.50	-12.50	8.40	35.00
KFFB	Kentucky First Federal Bancorp (MHC)	7.90	11.00	12.40	15.50	2.00
KRNY	Kearny Financial Corp (MHC)	13.90	14.30	10.80	6.00	55.20
HFBL	Home Federal Bancorp, Inc. of Louisiana (MHC)	-1.00	0.00	-0.80	-6.00	3.00
BVFL	BV Financial, Inc. (MHC)	NA	-5.50	-1.50	-9.50	-10.00
GTWN	Georgetown Bancorp, Inc. (MHC)	2.00	0.00	0.50	-3.50	-12.50
Q1'05	**Average**	**4.26**	**2.22**	**1.48**	**1.82**	**12.12**
	Median	**2.00**	**-**	**(0.15)**	**1.25**	**2.50**
2005	**Average**	**5.51**	**3.89**	**3.53**	**6.11**	**29.19**
	Median	**6.00**	**2.50**	**5.20**	**6.00**	**35.00**
1/1/2005	**Average**	**7.57**	**6.12**	**5.60**	**7.58**	**28.03**
1/31/2007	**Median**	**7.25**	**5.00**	**5.50**	**6.00**	**30.00**

Source: SNL Securities

A strong upward adjustment is warranted as investor interest and recent aftermarket performance has been solid.

VALUATION ADJUSTMENTS

Relative to the Comparables the following adjustments need to be made to the Bank's pro forma market value.

Valuation Factor	Valuation Adjustment
Financial Condition	Slight Upward
Balance Sheet Growth	No Adjustment
Earnings Quality, Predictability and Growth	Moderate Upward
Market Area	Slight Downward
Dividends	No Adjustment
Liquidity of the Issue	Moderate Upward
Recent Regulatory Matters	No Adjustment

Additionally, the following adjustment should be made to the Bank's market value.

Valuation Factor	Valuation Adjustment
Management	No Adjustment
Pending Litigation	Slight Downward
Subscription Interest	Strong Upward

6. Valuation

In applying the accepted valuation methodology promulgated by the regulators, i.e., the pro forma market value approach, three key pricing multiples were considered. The four multiples include:

Price to core earnings ("P/E")

Price to book value ("P/B") / Price to tangible book value ("P/TB")

Price to assets ("P/A")

All of the approaches were calculated on a pro forma basis including the effects of the conversion proceeds. All of the assumptions utilized are presented in Exhibits 11 through 14.

DISCUSSION OF WEIGHT GIVEN TO VALUATION MULTIPLES

To ascertain the pro forma estimated market value of the Bank, the market multiples for the Comparable Group were utilized. As a secondary check, all New Jersey public thrifts, all publicly traded thrifts and the recent (2005 to date) and historical MHC conversions were assessed. The multiples for the Comparable Group, all publicly traded MHC, and Ohio/Florida MHC thrifts are shown in Exhibit 9.

Price to Earnings – According to the Appraisal Guidelines: "When both the converting institution and the comparable companies are recording "normal" earnings. A P/E approach may be the simplest and most direct method of valuation. When earnings are low or negative, however, this approach may not be appropriate and the greater consideration should be given to the P/BV approach." In this particular case, the Bank's earnings are "normal". As a basis for comparison, the price to core earnings was utilized for both the Bank and the Comparable Group to eliminate any nonrecurring items. As such, this approach was considered in this appraisal.

In the pro forma figures for the Bank, FinPro incorporated the impact of SFAS 123, which requires the expensing of stock options. In preparing the fully converted pro forma figures for the Comparable Group, FinPro also incorporated the impact of SFAS 123.

Price to Book/Price to Tangible Book - According to the Appraisal Guidelines: "The P/BV approach works best when the converting institution and the Comparables have a normal amount of book value. The P/BV approach could seriously understate the value of an institution that has almost no book value but has an outstanding future earnings potential. For converting institutions with high net worth, the appraiser may have difficulty in arriving at a pro forma market value because of pressure placed on the P/E multiple as higher P/BV levels are required to reflect a similar P/BV ratio as the peer group average. The P/BV approach also suffers from the use of historical cost accounting data."

Since thrift earnings in general have had a high degree of volatility over the past decade, the P/B is utilized frequently as the benchmark for market value. A better approach is the P/TB approach. In general, investors tend to price financial institutions on a tangible book basis, because it incorporates the P/B approach adjusted for intangibles. Initially following conversion, FinPro believes that thrifts often trade on a price to tangible book basis.

Price to Assets - According to the Appraisal Guidelines: "This approach remedies the problems of a small base that can occur with the P/BV approach, but the approach has many of the other limitations of the latter approach (the P/BV approach)." FinPro places little weight on this valuation approach due to the lack of consideration of asset and funding mixes and the resulting earnings impact.

FULL OFFERING VALUE IN RELATION TO COMPARABLES

Based upon the adjustments defined in the previous section, the Bank is pricing at the midpoint as *if fully converted with a foundation* is estimated to be $2,525,000,000. Based upon a range below and above the midpoint value, the relative values are $2,146,683,670 at the minimum and $2,896,250,000 at the maximum, respectively. At the super maximum of the range, the offering value would be $3,323,187,500.

At the various levels of the estimated value range, the full offering would result in the following offering data:

FIGURE 49 - VALUE RANGE - FULL OFFERING

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	252,500,000	$ 10.00	$ 2,525,000,000
Range:			
- Minimum	214,668,367	$ 10.00	2,146,683,670
- Maximum	289,625,000	10.00	2,896,250,000
- Super Maximum	332,318,750	10.00	3,323,187,500

Source: FinPro Inc. Pro forma Model

FIGURE 50 - AS IF FULLY CONVERTED OFFERING PRICING MULTIPLES

		Bank	Comparables Mean	Comparables Median	State Mean	State Median	National Mean	National Median
	Min	18.87						
Price-Core Earnings Ratio P/E	Mid	20.83	36.35	33.13	39.67	39.67	35.74	32.07
	Max	22.73						
	Smax	25.00						
	Min	75.02%						
Price-to-Book Ratio P/B	Mid	79.24%	102.77%	101.58%	92.51%	92.51%	98.29%	96.96%
	Max	82.44%						
	Smax	85.54%						
	Min	75.30%						
Price-to-Tangible Book Ratio P/TB	Mid	79.49%	105.19%	102.91%	92.51%	92.51%	101.33%	98.66%
	Max	82.71%						
	Smax	85.76%						
	Min	20.55%						
Price-to-Assets Ratio P/A	Mid	23.44%	28.23%	28.54%	33.14%	33.14%	25.49%	25.02%
	Max	26.10%						
	Smax	28.98%						

Source: FinPro Calculations

FIGURE 51 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) Full Conversion	28.57	20.83	79.24%	79.49%	23.44%
Comparable Group Median	33.53	33.13	101.58%	102.91%	28.54%
(Discount) Premium	-14.78%	-37.13%	-21.99%	-22.76%	-17.86%

Source: SNL data, FinPro Calculations

As Figure 51 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a discount of 37.13% on a *fully converted* core earnings basis. On a price to *fully converted* tangible book basis, the Bank is priced at a 22.76% discount to the Comparable Group.

FIGURE 52 - COMPARABLE AS IF FULLY CONVERTED PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) Full Conversion	33.33	25.00	85.54%	85.76%	28.98%
Comparable Group Median	33.53	33.13	101.58%	102.91%	28.54%
(Discount) Premium	-0.58%	-24.54%	-15.79%	-16.67%	1.55%

Source: SNL data, FinPro Calculations

As Figure 52 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a discount of 24.54% on a *fully converted* core earnings basis. On a price to *fully converted* tangible book basis, the Bank is priced at a 16.67% discount to the Comparable Group.

The Bank pricing at the midpoint for a MHC conversion assuming an issuance of up to 30.15%, is $757,653,060. Based upon a range below and above the midpoint value, the relative values are $644,005,100 at the minimum and $871,301,020 at the maximum, respectively. At the super maximum of the range, the offering value would be $1,001,996,180.

FIGURE 53 - VALUE RANGE MHC OFFERING DATA

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $2,146,683,670 at 30%	64,400,510	$10.00	$644,005,100
Appraised Value - $2,525,000,000 at 30%	75,765,306	$10.00	$757,653,060
Appraised Value - $2,896,250,000 at 30%	87,130,102	$10.00	$871,301,020
Appraised Value - $3,323,187,500 at 30%	100,199,618	$10.00	$1,001,996,180

Source: FinPro Inc. Pro forma Model

FIGURE 54 - COMPARABLE MHC PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) MHC	52.63	31.25	154.32%	155.28%	27.39%
Unadjusted MHC Trading Median	47.25	51.10	224.55%	243.80%	32.69%
(Discount) Premium	11.39%	-38.85%	-31.28%	-36.31%	-16.20%

Source: SNL data, FinPro Calculations

As Figure 54 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a discount of 38.85% on a MHC core earnings basis. On a price to MHC tangible book basis, the Bank is priced at a 36.31% discount to the Comparable Group.

FIGURE 55 - COMPARABLE MHC PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) MHC	66.67	40.00	181.49%	182.48%	35.30%
Unadjusted MHC Trading Median	47.25	51.10	224.55%	243.80%	32.69%
(Discount) Premium	41.10%	-21.72%	-19.18%	-25.15%	3.00%

Source: SNL data, FinPro Calculations

As Figure 55 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a premium of 21.72% on a MHC core earnings basis. On a price to MHC tangible book basis, the Bank is priced at a 25.15% discount to the Comparable Group.

Comparison to Recent MHC Conversions

As a secondary check, to verify and validate that the range created on a comparable basis is appropriate, FinPro compared the pricing of this deal relative to other MHC conversions.

Figure 56 - Comparison to Filed and Pending MHC Offerings

Name	State	Super Maximum Appraisal Price to Full Converted Tangible Book
TFS Financial Corporation	OH	85.76%
Applications Filed:		
None		
Pending Offerings:		
Sugar Creek Fin. Corp	IL	75.69%
Delanco Bancorp	NJ	84.57%
Closed, But Not Trading:		
None		

Source: 1/31/07 Conversion Watch

VALUATION CONCLUSION

We believe that the discounts on an earnings and a tangible book basis are appropriate relative to the Comparable Group. This range was confirmed by our analysis of other filed and pending MHC offerings as a secondary check.

It is, therefore, FinPro's opinion that as of January 31, 2007, the estimated pro forma market value of the Bank in a full offering including a foundation was $2,525,000,000 at the midpoint of a range with a minimum of $2,146,683,670 to a maximum of $2,896,250,000 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or super maximum value in a full offering is $3,323,187,500. The shares issued to the foundation will be funded using authorized be unissued shares.

Using the pro forma market values for a full offering shown above, the amount of stock publicly offered as part of the MHC reorganization issuing up to 30.15% will equal 64,400,510 shares, 75,765,306 shares, 87,130,102 shares and 100,199,618 shares at the minimum, midpoint, maximum and super maximum, respectively. Additionally, the Bank will issue 2% of the total appraised value, up to $50.0 million in stock, plus $5.0 million in cash to the charitable foundation.

The document represents an initial valuation for the Bank. Due to the duration of time that passes between the time this document is compiled and the time the offering closes, numerous factors could lead FinPro to update or revise the appraised value of the Bank. Some factors that could lead FinPro to adjust the appraised value include: (1) changes in the Bank's operations and financial condition; (2) changes in the market valuation or financial condition of the Comparable Group; (3) changes in the broader market; and (4) changes in the market for thrift conversions. Should there be material changes to any of these factors, FinPro will prepare an appraisal update to appropriately adjust the value of the Bank. At the time of closing, FinPro will prepare a final appraisal to determine if the valuation range is still appropriate and determine the exact valuation amount appropriate for the Bank.



Exhibit 1.

Profile of FinPro and the Author

About the Firm . . .

- FinPro, Inc. was established in 1987 as a full service financial advisory and management consulting firm specializing in providing advisory services to the financial institutions industry. FinPro is not a transaction oriented firm. This approach uniquely positions FinPro as an objective third party willing to explore all strategic alternatives rather than focus solely on transaction oriented strategies. FinPro believes that a client deserves to be presented with all alternatives. Careful consideration is given to the associated benefits and drawbacks of each alternative so decisions can be made on the merits of these alternatives.
- FinPro principals are frequent speakers and presenters at financial institution trade association functions. FinPro teaches:
  - strategic planning and mergers and acquisitions at the Stonier School of Banking;
  - strategic planning to examiners from the Federal Deposit Insurance Corporation, Office of Thrift Supervision and several State Banking Departments;
  - various capital market and finance courses at the Graduate School of Bank Investments and Financial Management at the University of South Carolina; and
  - an online mergers and acquisitions course for the American Bankers Association.
- FinPro maintains a library of databases encompassing bank and thrift capital markets data, census data, branch deposit data, national peer data, market research data along with many other related topics. As such, FinPro can provide quick, current and precise analytical assessments based on timely data. In addition, FinPro's geographic mapping capabilities give it a unique capability to thematically illustrate multiple issues and to provide targeted marketing opportunities to its clients.



HEADQUARTERS
FinPro, Inc.
20 Church Street
P.O. Box 323
Liberty Corner, NJ 07938
Phone: (908) 604-9336
Fax: (908) 604-5951

NEW ENGLAND REGIONAL OFFICE
FinPro, Inc.
831 Beacon Street
Newton Centre, MA 02459
Phone: (617) 852-5290
Fax: (617) 795-2416

NEW YORK REGIONAL OFFICE
FinPro, Inc.
P.O. Box 780
East Aurora, NY 14052
Phone: (716) 652-5177
Fax: (716) 652-5177

About the Author . . .

Dennis joined FinPro in June of 1996.

Dennis manages all of the firm's capital markets engagements including mergers and acquisitions, stock valuations and fairness opinions. Competitive analysis, strategic analysis and branch divestitures/acquisitions are other areas of expertise.

Dennis has worked on the appraisal of over $3.0 billion in thrift conversion IPOs, the most notable being that of Roslyn Bancorp, Inc. He has also prepared expert witness testimony for litigation involving corporate appraisal methodology. In 2003, Dennis taught the American Bankers Association's Merger and Acquisition Course.

Prior to joining the firm, Dennis received broad-based experience in the securities industry. He worked as an Allocations Specialist for Merrill Lynch & Company, supporting their mortgage-backed securities trading desk in New York and for Sandler O'Neill & Partners.

Dennis graduated Magna Cum Laude from Babson College with a triple-major in Finance, Investments and Economics. He is a CFA Charterholder and a member of the New York Society of Security Analysts.



Dennis E. Gibney, CFA

Managing Director

Exhibit 2.

CONSOLIDATED STATEMENTS OF CONDITION AS OF SEPTEMBER 30, 2006 AND 2005 (Dollars in thousands)		
ASSETS	**2006**	**2005**
Cash and due from banks	$ 42,021	$ 32,871
Interest bearing deposits at other financial institutions	122,006	85,716
Federal funds sold	88,900	1,733
Investment securities:		
Available for sale (amortized cost $28,990 and $35,997, respectively)	28,277	35,332
Held to maturity (fair value $11,901 and $11,913, respectively)	12,003	12,000
Mortgage-backed securities:		
Available for sale (amortized cost $35,763 and $59,551, respectively)	35,378	59,166
Held to maturity (fair value $55,485 and $81,887, respectively)	55,316	81,314
Mortgage loans held for sale, at lower of cost or market	314,956	542,480
Loans—Net:		
Mortgage loans held for investment	7,487,975	7,617,848
Other loans	28,469	44,257
Deferred loan fees, net	(18,698)	(22,783)
Allowance for loan losses	(20,705)	(18,601)
Loans, net	7,477,041	7,620,721
Mortgage loan servicing assets—Net	40,366	29,407
Federal Home Loan Bank stock—At cost	73,125	69,068
Real estate owned	6,895	6,308
Premises, equipment, and software—Net	82,067	88,068
Accrued interest receivable	41,994	38,384
Bank owned life insurance contracts	139,260	133,650
Other assets	35,962	77,602
TOTAL ASSETS	$8,595,567	$8,913,820
LIABILITIES AND SHAREHOLDER'S EQUITY		
Deposits	$7,401,077	$7,054,248
Federal Home Loan Bank Advances	25,103	717,378
Borrowers' advances for insurance and taxes	38,279	39,855
Principal, interest, and related escrow owed on loans serviced	74,910	81,430
Accrued expenses and other liabilities	26,184	31,549
Deferred income taxes	17,420	15,486
Total liabilities	7,582,973	7,939,946
Commitments and contingent liabilities		
Preferred stock, $0.01 par value, 100,000,000 shares authorized, none issued and outstanding		
Common Stock, $0.01 par value, 300,000,000 shares authorized, 1,000 shares issued and outstanding		
Paid-in Capital	627,979	627,979
Retained earnings—substantially restricted	395,892	352,353
Accumulated other comprehensive loss	(11,277)	(6,458)
Total shareholder's equity	1,012.594	973,874
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$8,595,567	$8,913,820
See accompanying notes to consolidated financial statements.		

Exhibit 3.

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004 (Dollars in thousands)			
	2006	**2005**	**2004**
INTEREST INCOME:			
Loans	$474,100	$403,717	$375,916
Mortgage-backed securities held to maturity	3,304	4,964	7,702
Mortgage-backed securities available for sale	2,002	3,011	3,152
Investment securities held to maturity	472	364	190
Investment securities available for sale	1,044	2,190	5,370
Federal funds sold	579	1,289	787
Other interest earning assets	4,303	3,222	2,779
Total interest income	485,804	418,757	395,896
INTEREST EXPENSE:			
Deposits	275,191	222,331	221,485
Federal Home Loan Bank Advances	13,946	5,289	4,730
Total interest expense	289,137	227,620	226,215
NET INTEREST INCOME	196,667	191,137	169,681
PROVISION FOR LOAN LOSSES	6,050	6,000	5,522
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	190,617	185,137	164,159
NON-INTEREST INCOME (LOSS):			
Loan fees and service charges	23,513	19,539	19,012
Net gain (loss) on sale of securities		2,211	(213)
Net gain (loss) on the sale / securitization of loans	(47,087)	(1,511)	7,064
Increase in and death benefits from bank owned life insurance contracts	6,983	6,334	6,172
Gain on sale of subsidiary assets			12,235
Other	10,198	8,508	6,875
Total non-interest income (loss)	(6,393)	35,081	51,145
NON-INTEREST EXPENSES:			
Salaries and benefits expenses	68,372	71,146	71,324
Marketing services	10,942	6,558	6,897
Office Properties, equipment and software	18,394	18,693	22,124
Federal insurance premium	2,297	2,377	2,338
State franchise tax	3,876	4,961	5,318
Other operating expenses	18,634	19,473	25,510
Total non-interest expenses	122,515	123,208	133,511
INCOME BEFORE INCOME TAXES	61,709	97,010	81,793
INCOME TAX EXPENSE	18,170	32,502	26,326
NET INCOME	$ 43,539	$ 64,508	$ 55,467
See accompanying notes to consolidated financial statements.			

Exhibit 4.

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(Dollars in thousands)

	Common Stock	Paid-in Capital	Retained Earnings Substantially Restricted	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE—September 30, 2003	$ -	$627,979	$ 232,378	$ (8,211)	$ 852,146
Net income for 2004			55,467		55,467
Other comprehensive income:					
Recognition of additional minimum pension liability, net of tax of ($355)				660	660
Change in unrealized gains and losses on securities available for sale—net of reclassification adjustment and tax effect				5,750	5,750
Comprehensive income					61,877
BALANCE—September 30, 2004	-	627,979	287,845	(1,801)	914,023
Net income for 2005			64,508		64,508
Other comprehensive income:					
Recognition of additional minimum pension liability, net of tax of $1,715				(3,185)	(3,185)
Change in unrealized gains and losses on securities available for sale—net of reclassification adjustment and tax effect				(1,472)	(1,472)
Comprehensive income					59,851
BALANCE—September 30, 2005	-	627,979	352,353	(6,458)	973,874
Net income for 2006			43,539		43,539
Other comprehensive income:					
Recognition of additional minimum pension liability, net of tax of ($1,645)				3,054	3,054
Change in unrealized gains and losses on securities available for sale—net of reclassification adjustment and tax effect				(31)	(31)
Comprehensive income					46,562
Adjustment to initially apply SFAS No. 158, net of tax				(7,842)	(7,842)
BALANCE—September 30, 2006	$ -	$627,979	$ 395,892	$(11,277)	$1,012,594

	September 30, 2006	2005	2004
DISCLOSURE OF RECLASSIFICATION AMOUNT:			
Unrealized holding gains/(losses) arising during the year—net of tax of $13,739 in 2006, ($400) in 2005 and $5,492 in 2004	$ (25,515)	$ (741)	$ 10,200
Less reclassification adjustment for realized (gains)/losses included in net income—net of tax of ($13,722) in 2006, $394 in 2005 and $2,396 in 2004	25,484	(731)	(4,450)
TOTAL	$ (31)	$ (1,472)	$ 5,750

See accompanying notes to consolidated financial statements.

Exhibit 5.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED SEPTEMBER 30, 2006, 2005, AND 2004 (Dollars in thousands)	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 43,539	$ 64,508	$ 55,467
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,842	22,324	26,914
Deferred income taxes	4,528	420	4,428
Net gain on the sale of securities and loans	47,087	(913)	(8,776)
Other net (gains) losses	1,316	1,115	(11,841)
Proceeds from sales of loans held for sale	602,410	563,930	479,971
Principal repayments net of loan originations of loans held for sale	(66,460)	(163,043)	(290,897)
Increase in and death benefits on bank owned life insurance	(6,971)		
Net increase in interest receivable, prepaid expenses, and other assets	36,414	(46,902)	(5,355)
Increase (decrease) in accrued expenses and other liabilities	(10,367)	12,618	(33,122)
Other	1,993	2,868	3,824
Net cash provided by operating activities	659,331	456,925	220,613
CASH FLOWS FROM INVESTING ACTIVITIES:			
Loans originated—net of principal collected	(1,945,095)	(2,017,303)	(1,982,787)
Proceeds from principal repayments and maturities of:			
Securities available for sale	7,000	86,600	208,944
Securities held to maturity	25,921	63,545	146,620
Proceeds from sale of securities available for sale	1,732,125	1,067,877	1,202,566
Proceeds from sale of internet bank assets			25,000
Purchases of:			
Securities available for sale		(18,318)	(86,392)
Securities held to maturity		(51,396)	(34,965)
Premises and equipment	(3,490)	(1,418)	(3,452)
Death benefits on bank owned life insurance contracts	1,361		
Other	8,996	2,443	3,703
Net cash used in investing activities	(173,182)	(867,970)	(520,763)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net (decrease) increase in deposits	346,829	(167,055)	79,257
Net increase in borrowers' advances for insurance and taxes	(1,576)	5,085	223
Net (decrease) increase in principal and interest owed on loans serviced	(6,520)	5,666	(120,132)
Net increase in short-term advances	(692,275)	519,500	112,351
Proceeds from borrowings		3,000	4,500
Net cash provided by financing activities	(353,542)	366,196	76,199
NET DECREASE IN CASH AND CASH EQUIVALENTS	132,607	(44,849)	(223,951)
CASH AND CASH EQUIVALENTS—*Beginning* of year	120,320	165,169	389,120
CASH AND CASH EQUIVALENTS—End of year	$ 252,927	$ 120,320	$ 165,169
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid for interest on deposits	$ 247,922	$ 221,618	$ 221,407
Cash paid for interest on borrowed funds	$ 14,021	$ 5,213	$ 4,927
Cash paid for income taxes	$ 31,000	$ 14,250	$ 37,800
SUPPLEMENTAL SCHEDULES OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Loans exchanged for mortgage-backed securities	$ 2,233,680	$ 1,293,705	$ 1,409,314
Transfer of loans to real estate owned	$ 9,554	$ 8,249	$ 3,003
See accompanying notes to consolidated financial statements.			

Exhibit 6
Net Income Reconciliation
For the Twelve Months Ended September 30, 2006

Description	**Net Income ($ in 000's)**
12/31/05 TFR SO Net Income (three months)	$ 13,617
03/31/06 TFR SO Net Income (three months)	17,793
06/30/06 TFR SO Net Income (three months)	13,029
09/30/06 TFR SO Net Income (three months)	(5,902)
Net Income for 12 Months Ended 09/30/06	38,537
Consolidated net income for 12 months ended 09/30/06	43,539
Variance	(5,002)
Adjustments:	
Less: Holding Company income not reported on Bank TFR report	5,007
Total Adjustments	5,007
Variance - Other	5

Exhibit 7. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	M&A Target? Yes/No	State	Region	Total Assets LTM ($000)	Net Income LTM ($000)	ROAE LTM (%)
Starting Group - 68 MHCs									
Eliminate 28 Listed OTC or Pink Sheets - 40 Remain									
AF Financial Group, Inc. (MHC)	ASFE	OTC BB	10/07/1996	No	NC	SE	244,185	972	7.11
AJS Bancorp, Inc. (MHC)	AJSB	OTC BB	12/27/2001	No	IL	MW	259,844	886	3.15
Alamogordo Financial Corp. (MHC)	ALMG	OTC BB	05/16/2000	No	NM	SW	152,472	485	1.75
Ben Franklin Financial, Inc. (MHC)	BFFI	OTC BB	10/19/2006	No	IL	MW	NA	NA	NA
BV Financial, Inc. (MHC)	BVFL	OTC BB	01/14/2005	No	MD	MA	132,917	291	1.56
Eagle Bancorp (MHC)	EBMT	OTC BB	04/05/2000	No	MT	WE	233,016	1,708	7.56
Equitable Financial Corp. (MHC)	EQFC	OTC BB	11/09/2005	No	NE	MW	180,867	-1,131	-5.29
Eureka Financial Corporation (MHC)	EKFC	OTC BB	01/07/1999	No	PA	MA	96,478	1,038	5.34
Flatbush Federal Bancorp, Inc. (MHC)	FLTB	OTC BB	10/21/2003	No	NY	MA	156,037	216	1.34
Georgetown Bancorp, Inc. (MHC)	GTWN	OTC BB	01/06/2005	No	MA	NE	170,555	-500	-2.64
Greenville Federal Financial Corporation (MHC)	GVFF	OTC BB	01/05/2006	No	OH	MW	132,248	522	2.71
Home Federal Bancorp, Inc. of Louisiana (MHC)	HFBL	OTC BB	01/21/2005	No	LA	SW	120,135	595	1.99
Lincoln Park Bancorp (MHC)	LPBC	OTC BB	12/20/2004	No	NJ	MA	95,825	361	2.72
Mid-Southern Savings Bank, FSB (MHC)	MSVB	OTC BB	04/09/1998	No	IN	MW	159,480	976	5.92
Minden Bancorp, Inc. (MHC)	MDNB	OTC BB	07/02/2002	No	LA	SW	115,161	1,332	6.92
Mutual Federal Bancorp, Inc. (MHC)	MFDB	OTC BB	04/06/2006	No	IL	MW	73,555	489	2.12
North Penn Bancorp, Inc. (MHC)	NPEN	OTC BB	06/02/2005	No	PA	MA	117,970	-69	-0.54
Osage Federal Financial, Inc. (MHC)	OFFO	OTC BB	04/01/2004	No	OK	SW	117,459	629	4.67
Ottawa Savings Bancorp, Inc. (MHC)	OTTW	OTC BB	07/15/2005	No	IL	MW	193,062	1,614	8.18
Seneca-Cayuga Bancorp, Inc. (MHC)	SCAY	OTC BB	07/11/2006	No	NY	MA	154,072	83	0.68
Service Bancorp, Inc. (MHC)	SERC	OTC BB	10/08/1998	No	MA	NE	406,479	1,439	5.23
SFSB, Inc. (MHC)	SFBI	OTC BB	12/31/2004	No	MD	MA	176,509	-22	-0.10
Wake Forest Bancshares, Inc. (MHC)	WAKE	OTC BB	04/03/1996	No	NC	SE	103,154	1,508	8.51
Wawel Savings Bank (MHC)	WAWL	OTC BB	04/01/2004	No	NJ	MA	92,664	1,091	7.47
Westborough Financial Services, Inc. (MHC)	WFSM	OTC BB	02/16/2000	Yes	MA	NE	300,967	-42	-0.15
First Federal of South Carolina, FSB (MHC)	FSGB	Pink Sheet	11/14/1994	No	SC	SE	115,723	528	5.37
Guaranty Financial Corp. (MHC)	GFCJ	Pink Sheet	06/21/1993	No	WI	MW	1,829,618	5,770	3.71
Webster City Federal Bancorp (MHC)	WCFB	Pink Sheet	08/15/1994	No	IA	MW	95,273	663	3.22
Eliminate 7 Recent Conversions - 33 Remain									
Magyar Bancorp, Inc. (MHC)	MGYR	NASDAQ	01/24/2006	No	NJ	MA	434,204	5	0.01
United Community Bancorp (MHC)	UCBA	NASDAQ	03/31/2006	No	IN	MW	356,129	1,139	2.32
Lake Shore Bancorp, Inc. (MHC)	LSBK	NASDAQ	04/04/2006	No	NY	MA	350,348	1,922	5.06
Northeast Community Bancorp, Inc. (MHC)	NECB	NASDAQ	07/06/2006	No	NY	MA	290,110	1,692	NA

Exhibit 7. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	M&A Target? Yes/No	State	Region	Total Assets LTM ($000)	Net Income LTM ($000)	ROAE LTM (%)
Roma Financial Corporation (MHC)	ROMA	NASDAQ	07/12/2006	No	NJ	MA	873,840	4,678	NA
Fox Chase Bancorp, Inc. (MHC)	FXCB	NASDAQ	10/02/2006	No	PA	MA	767,166	3,592	NA
ViewPoint Financial Group (MHC)	VPFG	NASDAQ	10/03/2006	No	TX	SW	1,556,932	6,253	NA
Eliminate 18 With Assets Less than $760M - 15 Remain									
Gouverneur Bancorp, Inc. (MHC)	GOV	AMEX	03/23/1999	No	NY	MA	130,100	1,300	6.77
Jacksonville Bancorp, Inc. (MHC)	JXSB	NASDAQ	04/21/1995	No	IL	MW	259,230	1,042	5.17
Kentucky First Federal Bancorp (MHC)	KFFB	NASDAQ	03/03/2005	No	KY	MW	266,497	1,331	2.10
FedFirst Financial Corp. (MHC)	FFCO	NASDAQ	04/07/2005	No	PA	MA	283,609	-62	-0.14
Pathfinder Bancorp, Inc. (MHC)	PBHC	NASDAQ	11/16/1995	No	NY	MA	298,003	676	3.22
Greene County Bancorp, Inc. (MHC)	GCBC	NASDAQ	12/30/1998	No	NY	MA	309,597	2,341	6.97
Cheviot Financial Corp. (MHC)	CHEV	NASDAQ	01/06/2004	No	OH	MW	312,260	1,834	2.47
Greater Delaware Valley Savings Bank (MHC)	ALLB	NASDAQ	03/03/1995	No	PA	MA	378,330	1,531	4.51
Colonial Bankshares, Inc. (MHC)	COBK	NASDAQ	06/30/2005	No	NJ	MA	378,838	1,489	4.15
Heritage Financial Group (MHC)	HBOS	NASDAQ	06/30/2005	No	GA	SE	380,552	2,054	2.98
Naugatuck Valley Financial Corp. (MHC)	NVSL	NASDAQ	10/01/2004	No	CT	NE	405,044	1,844	3.56
Brooklyn Federal Bancorp, Inc. (MHC)	BFSB	NASDAQ	04/06/2005	No	NY	MA	408,045	4,558	5.91
Oneida Financial Corp. (MHC)	ONFC	NASDAQ	12/30/1998	No	NY	MA	434,232	3,821	7.07
PSB Holdings, Inc. (MHC)	PSBH	NASDAQ	10/05/2004	No	CT	NE	469,674	2,012	3.96
Prudential Bancorp, Inc. of Pennsylvania (MHC)	PBIP	NASDAQ	03/30/2005	No	PA	MA	472,381	3,837	4.26
Ocean Shore Holding Company (MHC)	OSHC	NASDAQ	12/22/2004	No	NJ	MA	562,655	3,335	5.44
SI Financial Group, Inc. (MHC)	SIFI	NASDAQ	10/01/2004	No	CT	NE	743,925	2,947	3.67
K-Fed Bancorp (MHC)	KFED	NASDAQ	03/31/2004	No	CA	WE	755,787	5,190	5.59
Eliminate 3 Second Step - 12 Remain									
Abington Community Bancorp, Inc. (MHC)	ABBC	NASDAQ	12/17/2004	No	PA	MA	905,678	6,786	5.89
People's Bank (MHC)	PBCT	NASDAQ	07/06/1988	No	CT	NE	10,612,100	119,900	9.22
Westfield Financial, Inc. (MHC)	WFD	AMEX	12/28/2001	No	MA	NE	837,465	5,149	4.46
Eliminate 1 Charter due to Equity Portfolio - 11 Remain									
Charter Financial Corporation (MHC)	CHFN	NASDAQ	10/17/2001	No	GA	SE	1,097,321	13,344	5.10
Eliminate 1 with Negative Profitability - 10 Remain									
BCSB Bankcorp, Inc. (MHC)	BCSB	NASDAQ	07/08/1998	No	MD	MA	809,296	-7,010	-17.67

Exhibit 7. Comparable Selection Screens

Company Name	Ticker	Exchange	IPO Date	M&A Target? Yes/No	State	Region	Total Assets LTM ($000)	Net Income LTM ($000)	ROAE LTM (%)
Resulting Comparable Group of 10 Institutions									
Atlantic Coast Federal Corporation (MHC)	ACFC	NASDAQ	10/05/2004	No	GA	SE	793,131	5,325	5.67
Capitol Federal Financial (MHC)	CFFN	NASDAQ	04/01/1999	No	KS	MW	8,199,073	48,117	5.58
Clifton Savings Bancorp, Inc. (MHC)	CSBK	NASDAQ	03/04/2004	No	NJ	MA	822,716	2,623	1.34
Home Federal Bancorp, Inc. (MHC)	HOME	NASDAQ	12/07/2004	No	ID	WE	761,292	6,212	5.90
Investors Bancorp, Inc. (MHC)	ISBC	NASDAQ	10/12/2005	No	NJ	MA	5,626,707	13,404	1.53
Kearny Financial Corp (MHC)	KRNY	NASDAQ	02/24/2005	No	NJ	MA	2,027,697	7,570	1.52
Northwest Bancorp, Inc. (MHC)	NWSB	NASDAQ	11/07/1994	No	PA	MA	6,543,248	56,524	9.53
Rockville Financial, Inc. (MHC)	RCKB	NASDAQ	05/23/2005	No	CT	NE	1,213,156	8,051	5.25
United Financial Bancorp, Inc. (MHC)	UBNK	NASDAQ	07/13/2005	No	MA	NE	980,694	5,734	4.18
Wauwatosa Holdings, Inc. (MHC)	WAUW	NASDAQ	10/05/2005	No	WI	MW	1,692,067	5,060	2.23

Exhibit 8

Selected Financial Data

		Corporate					Key Financial Data for the Most Recent Period End							Capital for the Most Recent Period End			
Ticker	Short Name	Exchange	City	State	Number of Offices	IPO Date	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Securities/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)	Equity/ Assets (%)	Tangible Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital/ Tangible Assets (%)
	Comparable Thrift Data																
ACFC	Atlantic Coast Federal Corporation (MHC)	NASDAQ	Waycross	GA	13	10/05/2004	793,131	115.03	79.20	10.80	68.85	19.04	11.47	11.15	3.19	9.73
CFFN	Capitol Federal Financial (MHC)	NASDAQ	Topeka	KS	37	04/01/1999	8,199,073	133.97	63.73	32.68	47.57	40.52	10.53	10.53	-	9.50
CSBK	Clifton Savings Bancorp, Inc. (MHC)	NASDAQ	Clifton	NJ	10	03/04/2004	822,716	76.55	52.28	43.61	68.30	7.43	23.42	23.42	-	17.70
HOME	Home Federal Bancorp, Inc. (MHC)	NASDAQ	Nampa	ID	15	12/07/2004	767,584	121.05	67.04	26.14	55.38	28.81	14.27	14.27	-	NA
ISBC	Investors Bancorp, Inc. (MHC)	NASDAQ	Short Hills	NJ	47	10/12/2005	5,447,019	95.06	60.23	35.97	63.36	19.22	16.55	16.55	-	12.17
KRNY	Kearny Financial Corp (MHC)	NASDAQ	Fairfield	NJ	26	02/24/2005	2,027,697	51.08	36.94	44.58	72.31	3.01	24.05	20.81	17.02	19.26
NWSB	Northwest Bancorp, Inc. (MHC)	NASDAQ	Warren	PA	162	11/07/1994	6,527,815	82.48	67.81	23.27	82.21	7.60	9.26	6.90	27.35	NA
RCKB	Rockville Financial, Inc. (MHC)	NASDAQ	Vernon Rockville	CT	18	05/23/2005	1,213,156	119.61	84.82	11.27	70.92	14.69	12.94	12.86	0.68	12.90
UBNK	United Financial Bancorp, Inc. (MHC)	NASDAQ	West Springfield	MA	12	07/13/2005	1,008,923	111.33	75.66	20.10	67.96	17.86	13.65	NA	NA	NA
WAUW	Wauwatosa Holdings, Inc. (MHC)	NASDAQ	Wauwatosa	WI	9	10/05/2005	1,692,067	127.58	80.03	7.83	62.73	20.63	14.12	14.12	-	14.85
	Average						2,849,918	103.37	66.77	25.63	65.96	17.88	15.03	14.51	5.36	13.73
	Median						1,452,612	113.18	67.43	24.71	68.13	18.45	13.89	14.12	-	12.90
	Maximum						8,199,073	133.97	84.82	44.58	82.21	40.52	24.05	23.42	27.35	19.26
	Minimum						767,584	51.08	36.94	7.83	47.57	3.01	9.26	6.90	-	9.50
	TFS Financial Corporation		Cleveland	OH	40		8,595,567	101.31	86.99	1.52	86.10	0.29	11.78	11.68	0.96	10.35
	Variance to the Comparable Median						7,142,956	(11.87)	19.56	(23.19)	17.97	(18.16)	(2.11)	(2.44)	0.96	(2.55)

Exhibit 8

Selected Financial Data

Ticker	Short Name	Equity + Reserves/ Assets (%)
	Comparable Thrift Data	
ACFC	Atlantic Coast Federal Corporation (MHC)	12.04
CFFN	Capitol Federal Financial (MHC)	10.58
CSBK	Clifton Savings Bancorp, Inc. (MHC)	23.58
HOME	Home Federal Bancorp, Inc. (MHC)	14.67
ISBC	Investors Bancorp, Inc. (MHC)	16.67
KRNY	Kearny Financial Corp (MHC)	24.33
NWSB	Northwest Bancorp, Inc. (MHC)	9.84
RCKB	Rockville Financial, Inc. (MHC)	13.74
UBNK	United Financial Bancorp, Inc. (MHC)	14.36
WAUW	Wauwatosa Holdings, Inc. (MHC)	14.54
	Average	15.44
	Median	14.45
	Maximum	24.33
	Minimum	9.84
	TFS Financial Corporation	12.02
	Variance to the Comparable Median	(2.43)

Exhibit 8

Selected Financial Data

		Asset Quality for the Most Recent Period End						LTM Profitability			
Ticker	Short Name	NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)	Return on Avg Assets (%)	Return on Avg Equity (%)	Core Return on Avg Assets (%)	Core Return on Avg Equity (%)
	Comparable Thrift Data										
ACFC	Atlantic Coast Federal Corporation (MHC)	0.47	152.42	0.40	3.45	0.71	143.29	0.70	5.67	0.72	5.86
CFFN	Capitol Federal Financial (MHC)	0.11	79.03	0.10	0.93	0.08	55.29	0.58	5.58	0.59	5.61
CSBK	Clifton Savings Bancorp, Inc. (MHC)	-	NM	-	-	0.31	NM	0.31	1.34	0.31	1.34
HOME	Home Federal Bancorp, Inc. (MHC)	-	NM	-	-	0.59	NM	0.77	5.35	0.77	5.35
ISBC	Investors Bancorp, Inc. (MHC)	0.36	55.31	0.22	1.31	0.20	55.31	0.56	3.39	0.60	3.66
KRNY	Kearny Financial Corp (MHC)	0.13	560.90	NA	NA	0.75	NA	0.37	1.52	0.34	1.39
NWSB	Northwest Bancorp, Inc. (MHC)	0.91	92.92	0.72	7.80	0.85	79.81	0.79	8.60	0.79	8.56
RCKB	Rockville Financial, Inc. (MHC)	0.19	497.74	0.16	1.24	0.94	497.74	0.73	5.25	0.71	5.14
UBNK	United Financial Bancorp, Inc. (MHC)	NA	NA	NA	NA	0.95	NA	0.51	3.59	0.53	3.69
WAUW	Wauwatosa Holdings, Inc. (MHC)	1.61	32.54	1.33	9.42	0.52	31.54	0.32	2.23	0.35	2.46
	Average	0.42	210.12	0.37	3.02	0.59	143.83	0.56	4.25	0.57	4.31
	Median	0.19	92.92	0.19	1.28	0.65	67.56	0.57	4.42	0.60	4.42
	Maximum	1.61	560.90	1.33	9.42	0.95	497.74	0.79	8.60	0.79	8.56
	Minimum	-	32.54	-	-	0.08	31.54	0.31	1.34	0.31	1.34
	TFS Financial Corporation	1.05	25.98	1.01	8.55	0.27	23.91	0.50	4.34	0.85	7.40
	Variance to the Comparable Median	0.86	(66.94)	0.82	7.27	(0.38)	(43.65)	(0.07)	(0.08)	0.25	2.98

Exhibit 8

Selected Financial Data

		LTM Income Statement								Growth			Market Data			
Ticker	Short Name	Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)	Asset Growth LTM (%)	Loan Growth LTM (%)	Deposit Growth LTM (%)	Market Value ($)	Stock Price ($)	Price High ($)	Price Low ($)
	Comparable Thrift Data															
ACFC	Atlantic Coast Federal Corporation (MHC)	6.20	3.60	2.60	3.05	1.09	2.75	68.72	56.71	8.18	11.88	8.74	242.5	17.55	18.40	17.18
CFFN	Capitol Federal Financial (MHC)	5.08	3.89	1.19	1.57	0.31	0.88	47.85	37.47	(2.50)	(4.45)	(1.51)	2,893.4	39.04	39.35	36.35
CSBK	Clifton Savings Bancorp, Inc. (MHC)	4.48	NA	NA	2.08	0.03	1.54	75.61	75.24	(4.42)	7.64	(2.78)	363.3	12.29	12.31	11.51
HOME	Home Federal Bancorp, Inc. (MHC)	5.86	NA	NA	3.18	1.50	3.25	72.13	58.28	10.33	16.38	3.63	262.0	17.25	17.99	15.71
ISBC	Investors Bancorp, Inc. (MHC)	5.04	3.84	1.20	1.81	*0.11*	1.27	68.02	66.01	6.26	35.03	5.54	1,762.6	15.42	16.00	14.54
KRNY	Kearny Financial Corp (MHC)	4.82	2.80	2.02	2.64	0.12	2.15	83.07	82.27	*(2.32)*	24.21	(2.03)	1,121.9	15.52	17.07	15.04
NWSB	Northwest Bancorp, Inc. (MHC)	6.20	3.43	2.77	3.06	0.69	2.19	60.50	50.96	0.78	(4.87)	2.64	1,320.3	26.39	29.73	25.26
RCKB	Rockville Financial, Inc. (MHC)	NA	NA	NA	3.38	0.37	2.38	65.69	61.78	20.11	24.69	19.36	304.7	15.68	18.20	14.45
UBNK	United Financial Bancorp, Inc. (MHC)	5.67	NA	NA	2.99	0.59	2.51	72.47	66.86	11.30	19.85	4.91	248.6	14.49	14.97	12.63
WAUW	Wauwatosa Holdings, Inc. (MHC)	NA	NA	NA	2.64	0.38	2.19	74.91	71.09	(4.55)	7.23	(4.26)	593.2	17.92	18.30	16.66
	Average	5.42	3.51	1.96	2.64	0.52	2.11	68.90	62.67	4.32	13.76	3.42	911.3	19.16	20.23	17.93
	Median	5.38	3.60	2.02	2.82	0.38	2.19	70.43	63.90	3.52	14.13	3.14	478.3	16.47	18.10	15.38
	Maximum	6.20	3.89	2.77	3.38	1.50	3.25	83.07	82.27	20.11	35.03	19.36	2,893.4	39.04	39.35	36.35
	Minimum	4.48	2.80	1.19	1.57	0.03	0.88	47.85	37.47	(4.55)	(4.87)	(4.26)	242.5	12.29	12.31	11.51
	TFS Financial Corporation	5.84	3.83	2.01	2.37	0.47	1.41	64.39	65.55	(3.57)	(1.89)	4.92	2,525.0	NA	NA	NA
	Variance to the Comparable Median	0.46	0.23	(0.01)	(0.45)	0.09	(0.78)	(6.04)	1.65	(7.09)	(16.02)	1.78	2,046.8	NA	NA	NA

Exhibit 8

Selected Financial Data

Ticker	Short Name	Book Value ($)	Tangible Book Value ($)
	Comparable Thrift Data		
ACFC	Atlantic Coast Federal Corporation (MHC)	6.59	6.38
CFFN	Capitol Federal Financial (MHC)	11.89	11.89
CSBK	Clifton Savings Bancorp, Inc. (MHC)	6.51	6.51
HOME	Home Federal Bancorp, Inc. (MHC)	7.21	7.21
ISBC	Investors Bancorp, Inc. (MHC)	8.17	8.17
KRNY	Kearny Financial Corp (MHC)	6.73	5.59
NWSB	Northwest Bancorp, Inc. (MHC)	12.08	8.78
RCKB	Rockville Financial, Inc. (MHC)	8.08	8.02
UBNK	United Financial Bancorp, Inc. (MHC)	8.03	NA
WAUW	Wauwatosa Holdings, Inc. (MHC)	7.22	7.22
	Average	8.25	7.75
	Median	7.63	7.22
	Maximum	12.08	11.89
	Minimum	6.51	5.59
	TFS Financial Corporation	NA	NA
	Variance to the Comparable Median	NA	NA

Exhibit 8

Selected Financial Data

Ticker	Short Name	Dividends: Current Dividend Yield (%)	Dividends: LTM Dividend Payout Ratio (%)	Current Pricing Data as of 1/31/06: Price/ Earnings (x)	Price/ Core Earnings (x)	Price/ LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Publicly Rep Book Value (%)	Price/ Tang Publicly Rep Book Value (%)	Price/ Assets (%)
	Comparable Thrift Data									
ACFC	Atlantic Coast Federal Corporation (MHC)	2.74	110.53	36.60	36.60	46.20	44.70	266.30	275.10	30.55
CFFN	Capitol Federal Financial (MHC)	5.12	316.67	69.70	67.60	59.20	58.80	328.30	328.30	34.57
CSBK	Clifton Savings Bancorp, Inc. (MHC)	1.63	166.67	NM	153.60	NM	136.60	188.90	188.90	44.22
HOME	Home Federal Bancorp, Inc. (MHC)	1.28	55.00	47.90	47.90	43.10	43.10	239.30	239.30	34.14
ISBC	Investors Bancorp, Inc. (MHC)	-	-	35.10	29.30	55.10	51.10	188.70	188.70	31.23
KRNY	Kearny Financial Corp (MHC)	1.29	200.00	NM	NM	NM	167.70	230.60	277.60	55.47
NWSB	Northwest Bancorp, Inc. (MHC)	3.03	71.84	33.00	33.10	25.60	25.70	218.50	300.70	20.23
RCKB	Rockville Financial, Inc. (MHC)	-	NA	32.70	32.90	NA	NA	194.10	195.40	25.12
UBNK	United Financial Bancorp, Inc. (MHC)	1.38	50.00	NM	72.20	48.30	46.90	180.50	180.50	24.63
WAUW	Wauwatosa Holdings, Inc. (MHC)	-	-	NM	95.60	NM	101.30	248.30	248.30	35.05
	Average	1.65	107.86	42.50	63.20	46.25	75.10	228.35	242.28	33.52
	Median	1.34	71.84	35.85	47.90	47.25	51.10	224.55	243.80	32.69
	Maximum	5.12	316.67	69.70	153.60	59.20	167.70	328.30	328.30	55.47
	Minimum	-	-	32.70	29.30	25.60	25.70	180.50	180.50	20.23
	TFS Financial Corporation	NA	NA	NM	NM	NM	NM	NM	NM	NM
	Variance to the Comparable Median	NA	NA	NA	NA	NA	NA	NA	NA	NA

Exhibit 8

Selected Financial Data

Ticker	Short Name	Net Income MRQ	Core Income MRQ	Core EPS MRQ	EPS MRQ	Net Income LTM	Core Income LTM	Core EPS LTM	EPS LTM
		Income							
	Comparable Thrift Data								
ACFC	Atlantic Coast Federal Corporation (MHC)	1,636	1,636	0.12	0.12	5,325	5,504	0.38	0.39
CFFN	Capitol Federal Financial (MHC)	9,911	10,218	0.14	0.14	48,117	48,424	0.66	0.66
CSBK	Clifton Savings Bancorp, Inc. (MHC)	686	686	0.02	0.02	2,623	2,623	0.09	0.09
HOME	Home Federal Bancorp, Inc. (MHC)	1,269	1,269	0.09	0.09	5,721	5,721	0.40	0.40
ISBC	Investors Bancorp, Inc. (MHC)	12,020	14,403	0.11	0.13	30,363	32,743	0.28	0.30
KRNY	Kearny Financial Corp (MHC)	926	926	0.01	0.01	7,570	6,961	0.10	0.09
NWSB	Northwest Bancorp, Inc. (MHC)	9,840	9,821	0.20	0.20	51,536	51,297	1.03	1.03
RCKB	Rockville Financial, Inc. (MHC)	2,168	2,151	0.12	0.12	8,051	7,872	NA	NA
UBNK	United Financial Bancorp, Inc. (MHC)	766	769	0.05	0.05	4,924	5,068	0.30	0.31
WAUW	Wauwatosa Holdings, Inc. (MHC)	906	1,416	0.03	0.05	5,060	5,570	0.16	0.18
	Average	4,013	4,330	0.09	0.09	16,929	17,178	0.38	0.38
	Median	1,453	1,526	0.10	0.11	6,646	6,341	0.30	0.31
	Maximum	12,020	14,403	0.20	0.20	51,536	51,297	1.03	1.03
	Minimum	686	686	0.01	0.01	2,623	2,623	0.09	0.09
	TFS Financial Corporation	(5,902)	14,919	NM	NM	43,539	74,146	NM	NM
	Variance to the Comparable Median	(7,355)	13,393	NA	NA	36,894	67,805	NA	NA

Exhibit 9
Industry Fully Converted Pricing Multiples
Pricing Data as of January 31, 2007

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	All Fully Converted Thrifts											
ABCW	Anchor BanCorp Wisconsin Inc.	29.86	650.30	17.00	17.00	15.20	15.20	196.70	209.30	14.52	2.28	34.18
ABNJ	American Bancorp of New Jersey, Inc.	11.79	154.50	NM	98.30	NM	84.20	137.30	137.30	29.47	1.36	114.29
AF	Astoria Financial Corporation	29.59	2,906.10	19.00	19.00	16.40	16.10	224.00	264.20	12.63	3.51	54.44
ASBI	Ameriana Bancorp	12.50	40.20	NM	NM	NM	138.90	114.40	117.30	8.17	1.28	577.78
BBX	BankAtlantic Bancorp, Inc.	13.28	747.00	NM	220.50	53.10	45.80	154.40	183.80	12.33	1.23	63.20
BFBC	Benjamin Franklin Bancorp, Inc.	15.37	126.80	29.60	22.60	25.60	23.90	115.90	174.70	13.88	1.04	23.33
BFF	BFC Financial Corporation	6.23	222.40	NM	NM	NM	NA	137.50	284.40	2.91	-	-
BFIN	BankFinancial Corporation	17.63	430.80	36.70	38.00	33.90	35.50	132.30	147.10	26.79	1.36	34.62
BHLB	Berkshire Hills Bancorp, Inc.	33.97	296.00	18.10	17.60	26.30	21.90	114.70	216.40	13.77	1.65	43.41
BKMU	Bank Mutual Corporation	11.80	711.30	36.90	36.90	34.70	35.50	133.20	148.70	20.60	2.54	85.29
BKUNA	BankUnited Financial Corporation	27.59	1,004.30	9.70	9.80	11.00	11.10	130.90	135.90	7.34	0.07	0.80
BOFI	B of I Holding, Inc.	7.05	58.30	19.60	NA	20.10	NA	88.00	88.00	7.31	-	-
BRBI	Blue River Bancshares, Inc.	6.03	21.20	30.20	30.20	14.70	14.70	117.80	145.50	9.86	1.33	12.80
BRKL	Brookline Bancorp, Inc.	13.31	819.70	37.00	37.00	39.20	39.80	140.60	154.10	34.52	2.55	217.65
BYFC	Broadway Financial Corporation	10.62	17.30	14.00	14.00	10.80	10.90	102.30	102.30	6.13	1.88	20.41
CASH	Meta Financial Group, Inc.	31.59	80.10	30.40	18.00	20.40	29.50	176.60	191.00	10.80	1.65	33.55
CBNK	Chicopee Bancorp, Inc.	15.68	116.70	NM	77.60	NA	NA	107.60	107.60	25.91	-	NA
CEBK	Central Bancorp, Inc.	32.25	52.90	33.60	42.70	26.20	31.50	127.90	135.50	9.23	2.23	58.54
CFBK	Central Federal Corporation	7.36	33.40	NM	92.00	NM	NM	114.10	114.10	14.86	4.89	NM
CFCP	Coastal Financial Corporation	16.02	347.90	18.20	17.40	18.40	18.20	300.00	300.00	20.95	1.25	21.94
CFFC	Community Financial Corporation	12.20	51.80	12.20	12.20	12.70	12.70	139.60	139.60	11.63	2.13	26.56
CITZ	CFS Bancorp, Inc.	14.79	164.70	24.70	24.70	31.50	34.60	124.90	126.20	13.13	3.25	102.13
CNY	Carver Bancorp, Inc.	16.35	41.00	NM	31.10	19.00	11.10	84.20	95.60	5.27	2.20	39.53
CSBC	Citizens South Banking Corporation	13.18	106.80	18.30	NA	19.70	NA	124.20	196.70	14.36	2.28	44.78
CTZN	Citizens First Bancorp, Inc.	26.97	222.30	23.30	23.30	25.00	24.20	131.40	141.70	12.86	1.33	25.00
DCOM	Dime Community Bancshares, Inc.	13.43	489.60	19.80	19.80	15.40	16.00	168.50	208.40	15.43	4.17	64.37
DSL	Downey Financial Corp.	71.54	1,992.70	9.30	9.30	9.70	9.80	142.10	142.40	12.29	0.67	5.71
ESBF	ESB Financial Corporation	11.40	146.50	17.80	17.90	13.70	14.30	114.00	174.80	7.62	3.51	48.19
ESBK	Elmira Savings Bank, FSB	29.50	39.10	15.40	15.40	14.30	16.80	160.90	162.70	10.84	2.85	38.48
FBC	Flagstar Bancorp, Inc.	14.51	922.90	33.00	17.70	12.40	11.00	113.60	113.60	5.96	4.14	51.28
FBEI	First Bancorp of Indiana, Inc.	17.75	32.80	34.10	34.10	33.50	33.50	NA	NA	NA	3.38	113.21
FBSI	First Bancshares, Inc.	17.35	26.90	NM	NA	NM	NA	101.80	103.00	11.86	0.92	NM
FBTC	First BancTrust Corporation	11.61	27.20	24.20	19.90	25.20	23.90	103.00	107.00	9.34	2.07	52.17
FBTX	Franklin Bank Corp.	18.96	447.20	NM	22.00	29.20	18.40	127.30	244.00	8.09	-	-
FCAP	First Capital, Inc.	18.24	51.90	13.00	13.00	14.00	14.00	117.70	135.50	11.36	3.73	49.93
FCFL	First Community Bank Corporation of America	20.53	78.70	24.40	23.30	21.40	23.00	240.30	243.50	21.19	-	-
FCLF	First Clover Leaf Financial Corp.	11.60	105.30	48.30	35.50	58.00	51.00	113.10	129.10	30.89	2.07	123.55
FDEF	First Defiance Financial Corp.	28.95	206.80	13.20	13.20	13.30	13.60	129.40	170.40	13.53	3.45	44.50
FDT	Federal Trust Corporation	10.20	95.40	36.40	39.80	23.20	23.40	176.20	176.20	13.03	1.57	49.59
FED	FirstFed Financial Corp.	68.95	1,147.90	8.80	8.80	9.00	9.00	162.90	163.20	12.35	-	-
FFBH	First Federal Bancshares of Arkansas, Inc.	24.65	119.30	21.30	21.30	17.10	18.00	157.80	157.80	13.99	2.43	40.28
FFBI	First Federal Bancshares, Inc.	22.80	28.50	43.90	40.40	48.50	48.00	122.50	131.60	7.90	2.11	102.13
FFCH	First Financial Holdings, Inc.	35.47	428.00	18.50	18.50	15.80	15.80	227.70	259.10	16.12	2.82	43.56
FFDF	FFD Financial Corporation	18.00	19.90	12.90	12.90	13.40	13.50	113.80	113.80	11.90	3.11	38.81
FFFD	North Central Bancshares, Inc.	38.50	53.20	12.50	12.50	12.00	12.00	126.80	143.30	10.60	3.43	41.12
FFHS	First Franklin Corporation	17.50	29.50	NM	109.40	27.30	43.30	116.70	116.70	9.12	2.06	56.25

Exhibit 9

Industry Fully Converted Pricing Multiples

Pricing Data as of January 31, 2007

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
FFIC	Flushing Financial Corporation	17.49	369.60	17.50	17.50	15.30	15.40	169.20	184.40	13.02	2.52	38.60
FFNM	First Federal of Northern Michigan Bancorp, Inc.	9.12	27.70	20.70	20.70	31.50	30.50	77.90	87.90	9.67	2.19	68.97
FFSX	First Federal Bankshares, Inc.	21.40	73.00	44.60	44.90	24.90	24.90	104.80	142.70	12.15	1.96	47.67
FKFS	First Keystone Financial, Inc.	20.45	49.70	32.00	NM	37.90	58.90	144.70	144.70	7.93	2.15	-
FMCO	FMS Financial Corporation	32.05	209.10	42.20	50.10	37.70	40.90	266.60	271.40	17.22	0.37	14.12
FMSB	First Mutual Bancshares, Inc.	22.25	148.50	15.00	15.00	13.90	14.20	212.10	212.10	13.76	1.62	21.25
FNFG	First Niagara Financial Group, Inc.	14.49	1,604.30	19.10	19.70	17.10	17.50	111.60	241.90	19.47	3.59	56.47
FPFC	First Place Financial Corp.	23.82	416.10	15.70	15.70	15.70	14.40	128.30	188.20	13.54	2.60	38.82
FPTB	First PacTrust Bancorp, Inc.	27.65	121.90	23.00	23.00	24.30	24.30	140.70	140.70	13.96	2.46	55.26
FSBI	Fidelity Bancorp, Inc.	18.95	56.50	17.60	18.60	14.30	16.90	125.50	133.70	7.65	2.96	42.11
GAFC	Greater Atlantic Financial Corp.	3.18	9.60	NM	NM	NM	NM	94.10	103.80	3.23	-	-
GLK	Great Lakes Bancorp, Inc.	13.70	149.60	NM	NM	NA	NA	109.70	120.60	17.20	-	NA
GSLA	GS Financial Corp.	19.80	25.10	NM	NA	11.40	NA	91.90	91.90	14.89	2.02	22.99
HARL	Harleysville Savings Financial Corporation	17.25	66.60	22.70	NA	17.60	NA	136.50	136.50	8.89	3.94	67.35
HBNK	Hampden Bancorp, Inc.	12.39	98.50	NA	NA	NA	NA	NA	NA	NA	-	NA
HCBK	Hudson City Bancorp, Inc.	13.76	7,675.20	26.50	26.50	26.00	26.00	145.60	150.70	20.18	2.33	57.55
HFBC	HopFed Bancorp, Inc.	16.05	58.20	16.10	14.30	14.90	13.60	112.60	135.60	7.74	2.99	44.44
HFFC	HF Financial Corp.	17.85	71.00	8.80	58.60	13.50	20.20	117.10	127.60	7.01	2.35	31.44
HIFS	Hingham Institution for Savings	35.84	75.90	19.10	19.10	16.40	16.40	146.50	146.50	10.97	2.23	45.66
HMNF	HMN Financial, Inc.	34.12	147.20	12.70	12.70	16.30	16.30	158.10	165.00	15.06	2.93	47.14
HWFG	Harrington West Financial Group, Inc.	17.95	98.00	12.80	12.80	12.10	11.60	144.80	160.00	8.49	2.79	33.78
IFSB	Independence Federal Savings Bank	9.83	15.30	NM	NM	NM	NM	118.30	118.30	9.63	-	-
JFBI	Jefferson Bancshares, Inc.	12.90	84.10	53.80	50.80	51.60	46.70	113.30	113.30	25.44	1.86	106.00
KNBT	KNBT Bancorp, Inc.	16.24	427.70	16.90	26.50	18.70	22.90	120.10	190.60	14.75	1.97	36.78
LBCP	Liberty Bancorp, Inc.	10.82	51.50	24.60	24.60	30.90	30.90	103.60	103.60	17.46	0.92	46.94
LEGC	Legacy Bancorp, Inc.	15.75	162.40	28.10	27.90	NA	NA	108.60	110.80	20.16	0.76	NA
LSBI	LSB Financial Corp.	26.31	42.20	12.40	12.50	13.20	13.20	122.80	122.80	11.53	3.04	34.69
LSBX	LSB Corporation	16.65	76.50	18.90	31.10	NM	40.40	131.70	131.70	14.08	3.36	311.11
MAFB	MAF Bancorp, Inc.	44.94	1,478.30	41.60	21.70	17.90	16.30	137.90	222.40	13.29	2.23	29.88
MASB	MASSBANK Corp.	32.67	141.10	20.40	23.10	20.30	21.80	132.00	133.30	16.72	3.43	68.32
MFBC	MFB Corp.	33.89	44.90	10.10	12.70	12.70	13.50	111.90	122.80	8.94	1.95	22.39
MFLR	Mayflower Co-operative Bank	12.74	26.70	24.50	24.50	24.50	21.20	137.90	138.30	10.99	3.14	76.92
MFSF	MutualFirst Financial, Inc.	20.07	87.60	18.60	18.60	15.30	15.30	100.30	120.90	8.90	2.99	44.27
NAL	NewAlliance Bancshares, Inc.	16.00	1,820.30	36.40	NA	32.70	NA	128.70	204.10	24.19	1.50	47.96
NASB	NASB Financial, Inc.	39.13	329.40	14.60	15.10	15.90	16.00	207.90	211.90	21.35	2.30	36.59
NDE	IndyMac Bancorp, Inc.	38.89	2,839.60	10.00	9.70	8.10	8.00	140.00	148.20	9.63	5.14	40.25
NEBS	New England Bancshares, Inc.	12.85	68.70	64.30	NA	61.20	NA	120.70	124.40	24.85	0.93	57.14
NFSB	Newport Bancorp, Inc.	13.70	66.80	NA	NA	NA	NA	112.80	112.80	22.83	-	NA
NHTB	New Hampshire Thrift Bancshares, Inc.	15.90	66.50	15.90	15.90	13.60	13.60	137.30	183.30	9.89	3.27	44.02
NTBK	NetBank, Inc.	3.76	198.90	NM	NM	NM	NM	60.10	73.70	4.53	-	NM
NYB	New York Community Bancorp, Inc.	16.89	4,988.50	23.50	22.00	20.90	18.90	134.50	346.10	17.42	5.92	123.46
OCFC	OceanFirst Financial Corp.	22.04	270.30	13.80	13.80	13.90	13.90	195.20	197.00	13.03	3.63	50.31
PBCI	Pamrapo Bancorp, Inc.	23.10	114.90	20.60	20.60	17.60	18.40	196.30	196.30	18.06	3.98	70.23
PBNY	Provident New York Bancorp	14.57	622.40	33.10	35.90	31.00	31.60	151.30	260.60	22.25	1.37	42.55
PCBI	Peoples Community Bancorp, Inc.	17.19	83.00	NM	NM	NM	NM	91.70	138.00	7.88	3.49	NM
PEDE	Great Pee Dee Bancorp, Inc.	15.25	27.30	17.30	17.30	15.40	14.60	100.60	102.80	12.40	4.20	64.65
PFB	PFF Bancorp, Inc.	33.87	833.60	15.40	15.40	15.00	15.20	208.10	208.70	18.06	2.01	30.09
PFDC	Peoples Bancorp	19.00	60.50	19.00	NA	20.40	NA	96.50	100.40	12.10	4.00	81.72
PFED	Park Bancorp, Inc.	33.99	37.90	NM	NM	NM	NM	123.60	123.60	16.04	2.12	NM
PFS	Provident Financial Services, Inc.	18.20	1,150.90	20.70	22.00	20.90	21.20	112.90	195.30	20.04	2.20	45.98
PFSB	PennFed Financial Services, Inc.	20.38	261.60	30.00	32.00	23.40	23.70	210.30	210.30	11.21	1.37	24.14

Exhibit 9
Industry Fully Converted Pricing Multiples
Pricing Data as of January 31, 2007

		Current	Current	Current Price in Relation to							Current	LTM
		Stock	Market				LTM		Tangible		Dividend	Dividend
		Price	Value	Earnings	Core EPS	LTM EPS	Core EPS	Book Value	Book Value	Assets	Yield	Payout Ratio
Ticker	Short Name	($)	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
PFSL	Pocahontas Bancorp, Inc.	16.04	74.50	NM	NM	33.40	36.30	140.60	187.20	10.08	2.00	66.67
PPBI	Pacific Premier Bancorp, Inc.	11.96	75.80	15.70	15.70	10.80	10.80	130.00	130.00	10.37	-	-
PROV	Provident Financial Holdings, Inc.	28.26	189.30	32.10	32.50	13.90	15.60	141.40	141.40	10.69	2.55	32.35
PRTR	Partners Trust Financial Group, Inc.	11.39	502.50	25.90	26.50	21.50	20.50	101.80	209.40	13.41	2.46	52.83
PULB	Pulaski Financial Corp.	16.14	160.70	16.80	17.50	15.50	18.90	207.20	220.20	15.53	2.11	32.21
PVFC	PVF Capital Corp.	10.86	83.90	18.10	18.10	16.20	16.20	118.70	118.70	9.16	2.73	44.18
PVSA	Parkvale Financial Corporation	30.06	171.30	12.50	12.80	12.50	12.70	133.90	178.10	9.18	2.66	33.33
RIVR	River Valley Bancorp	17.70	28.60	13.00	14.30	14.90	16.10	120.50	120.70	8.58	4.52	65.97
ROME	Rome Bancorp, Inc.	12.56	106.30	31.40	31.40	43.30	43.40	137.60	137.60	35.60	2.55	105.17
RPFG	Rainier Pacific Financial Group, Inc.	20.59	135.60	34.30	34.30	41.20	41.20	143.70	149.30	13.98	1.17	48.00
RVSB	Riverview Bancorp, Inc.	16.25	188.70	14.50	14.50	16.30	16.40	192.50	264.70	22.58	2.46	38.00
SOV	Sovereign Bancorp, Inc.	24.65	11,753.10	NM	NM	NM	28.80	138.30	396.60	13.06	1.30	105.40
SSFC	South Street Financial Corp.	9.10	26.90	25.30	25.30	18.60	18.00	103.10	103.10	10.00	4.40	81.63
SUPR	Superior Bancorp	11.21	388.50	46.70	39.80	53.40	47.00	141.00	260.70	15.94	-	-
SVBI	Severn Bancorp, Inc.	20.35	186.20	12.70	11.60	11.80	11.60	223.60	224.50	20.46	1.18	13.63
SYNF	Synergy Financial Group, Inc.	16.40	186.70	45.60	45.60	43.20	43.20	189.50	190.90	18.93	1.46	60.53
THRD	TF Financial Corporation	30.27	87.00	14.30	14.30	14.90	14.80	123.30	131.90	12.52	2.64	37.93
TONE	TierOne Corporation	30.12	543.40	12.00	12.50	12.50	12.50	153.80	179.50	15.84	0.93	8.71
TRST	TrustCo Bank Corp NY	10.52	787.70	20.20	19.80	17.50	17.40	328.90	329.80	24.92	6.08	106.67
TSBK	Timberland Bancorp, Inc.	36.58	134.30	16.90	16.90	16.50	16.50	173.80	191.30	22.60	1.97	31.53
TSH	Teche Holding Company	51.29	113.50	16.40	16.60	15.80	15.90	176.10	187.10	16.33	2.34	35.08
UCFC	United Community Financial Corp.	12.36	382.80	14.70	14.70	15.10	15.10	138.30	158.50	14.32	2.91	43.90
UWBK	United Western Bancorp, Inc.	20.03	151.40	18.60	NA	NM	NA	138.00	138.00	6.87	-	-
WAYN	Wayne Savings Bancshares, Inc.	14.45	47.00	20.10	20.10	20.90	21.50	133.10	142.90	11.48	3.32	69.57
WFBC	Willow Financial Bancorp, Inc.	14.34	213.30	17.10	17.00	15.80	NA	102.70	210.70	13.74	3.35	52.75
WFSL	Washington Federal, Inc.	23.19	2,027.60	15.30	15.30	14.50	14.50	158.50	165.80	22.16	3.54	50.94
WM	Washington Mutual, Inc.	44.59	42,114.30	10.10	17.00	12.30	13.70	158.10	NA	12.10	4.84	57.69
WSB	Washington Savings Bank, F.S.B.	8.75	65.30	16.80	16.90	15.60	15.80	105.70	105.70	14.83	1.83	7.14
WSFS	WSFS Financial Corporation	69.39	460.90	15.80	15.80	15.70	15.10	217.30	219.70	15.37	0.46	8.84
WVFC	WVS Financial Corp.	16.51	38.10	11.50	11.50	11.40	11.40	127.10	127.10	9.14	3.88	44.14
	All Fully Converted Average		829.68	22.36	26.82	21.48	23.46	140.88	164.73	14.10	2.21	53.01
	All Fully Converted Median		121.90	18.75	19.10	16.50	16.90	131.70	146.00	13.03	2.20	44.02

Exhibit 9

Industry Fully Converted Pricing Multiples

Pricing Data as of January 31, 2007

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	All Mutual Holding Companies											
ABBC	Abington Community Bancorp, Inc. (MHC)	19.03	290.90	29.07	29.07	29.24	29.09	114.01	114.01	27.77	1.26	51.11
ACFC	Atlantic Coast Federal Corporation (MHC)	17.55	242.50	25.43	25.43	29.42	28.76	109.20	110.65	26.24	2.74	110.53
BCSB	BCSB Bankcorp, Inc. (MHC)	14.94	88.40	NM	NM	NM	NM	108.58	112.07	10.60	-	NM
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	14.00	185.20	19.70	19.70	24.18	24.18	96.19	96.19	35.90	0.86	7.50
CFFN	Capitol Federal Financial (MHC)	39.04	2,893.40	37.36	36.74	33.53	33.41	110.97	110.97	29.10	5.12	316.67
CHEV	Cheviot Financial Corp. (MHC)	13.15	123.80	40.40	42.06	39.29	39.67	92.51	92.51	33.14	2.13	155.56
CSBK	Clifton Savings Bancorp, Inc. (MHC)	12.29	363.30	56.65	56.65	57.86	57.86	98.50	98.50	36.37	1.63	166.67
COBK	Colonial Bankshares, Inc. (MHC)	14.30	64.70	27.53	27.63	30.06	30.05	96.72	96.72	15.83	-	-
FFCO	FedFirst Financial Corp. (MHC)	9.40	63.90	144.14	144.14	63.18	63.18	84.50	NM	20.44	-	-
FXCB	Fox Chase Bancorp, Inc. (MHC)	13.82	202.90	32.70	32.70	35.70	32.32	92.60	92.60	23.50	-	NA
GOV	Gouverneur Bancorp, Inc. (MHC)	12.50	28.70	14.35	20.18	17.48	20.67	84.68	84.68	19.91	2.40	52.63
GCBC	Greene County Bancorp, Inc. (MHC)	14.88	61.70	16.43	20.18	18.84	19.62	95.49	95.49	18.06	3.36	77.42
HBOS	Heritage Financial Group (MHC)	16.54	184.80	31.27	30.59	38.92	38.59	106.08	NM	35.22	1.45	95.45
HOME	Home Federal Bancorp, Inc. (MHC)	17.25	262.00	32.78	32.78	30.26	30.26	108.28	108.28	29.11	1.28	55.00
ISBC	Investors Bancorp, Inc. (MHC)	15.42	1,762.60	26.32	22.91	36.42	34.64	101.69	101.69	28.07	-	-
JXSB	Jacksonville Bancorp, Inc. (MHC)	13.15	26.10	27.79	26.50	19.78	19.61	79.94	87.63	9.63	2.28	66.67
KRNY	Kearny Financial Corp (MHC)	15.52	1,121.90	63.67	63.67	51.74	53.32	96.56	103.99	41.52	1.29	200.00
KFFB	Kentucky First Federal Bancorp (MHC)	10.20	86.40	51.39	51.39	44.05	44.24	82.65	NM	28.18	3.92	285.71
KFED	K-Fed Bancorp (MHC)	19.24	270.80	31.98	31.98	32.30	32.30	113.64	115.75	30.05	2.08	87.18
LSBK	Lake Shore Bancorp, Inc. (MHC)	12.54	82.90	35.14	35.14	30.92	30.92	89.40	89.40	21.08	0.96	NA
MGYR	Magyar Bancorp, Inc. (MHC)	13.77	81.60	43.12	43.12	93.72	86.65	94.60	94.60	16.76	-	NA
MSBF	MSB Financial Corp. (MHC)	12.00	67.50	NM	NM	NM	NM	NM	NM	NM	-	NA
NVSL	Naugatuck Valley Financial Corp. (MHC)	12.75	95.60	61.96	61.96	39.38	39.38	98.90	99.09	20.82	1.57	100.00
NECB	Northeast Community Bancorp, Inc. (MHC)	11.92	157.60	47.48	47.48	48.45	48.04	92.36	92.36	43.27	-	NA
NWSB	Northwest Bancorp, Inc. (MHC)	26.39	1,320.30	23.89	23.93	19.43	19.50	102.07	117.02	18.29	3.03	71.84
OSHC	Ocean Shore Holding Company (MHC)	13.50	116.40	19.42	19.42	25.38	25.38	99.44	99.44	18.85	-	-
ONFC	Oneida Financial Corp. (MHC)	11.49	89.50	13.28	20.10	17.10	19.19	88.72	110.48	18.44	4.18	87.04
ORIT	Oritani Financial Corp. (MHC)	15.35	622.50	NM	NM	NM	NM	NM	NM	NM	-	NA
PBHC	Pathfinder Bancorp, Inc. (MHC)	13.60	33.50	30.77	30.77	30.94	30.52	84.24	93.87	10.59	3.01	151.85
PBCT	People's Bank (MHC)	44.99	6,397.60	28.04	28.35	33.12	30.57	142.35	145.75	46.22	2.22	114.94
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	13.50	162.20	29.91	30.65	28.91	29.08	97.20	97.20	29.39	1.19	50.00
PSBH	PSB Holdings, Inc. (MHC)	10.72	71.90	27.19	25.38	26.54	26.86	84.03	92.86	14.00	2.24	85.71
RCKB	Rockville Financial, Inc. (MHC)	15.68	304.70	25.51	25.67	27.01	27.47	101.47	101.83	22.46	-	NA
ROMA	Roma Financial Corporation (MHC)	15.71	514.20	78.08	78.08	46.36	46.36	95.80	95.91	43.68	-	NA
SIFI	SI Financial Group, Inc. (MHC)	12.39	153.90	39.56	35.30	33.18	31.85	96.96	97.43	18.74	1.29	64.00
UCBA	United Community Bancorp (MHC)	12.25	103.70	27.67	27.67	47.86	43.92	92.20	92.20	25.61	2.29	NA
UBNK	United Financial Bancorp, Inc. (MHC)	14.49	248.60	45.35	45.24	33.52	32.86	98.82	98.82	22.14	1.38	50.00
VPFG	ViewPoint Financial Group (MHC)	17.12	441.50	41.85	41.85	41.29	40.80	105.04	105.04	25.02	1.17	NA
WAUW	Wauwatosa Holdings, Inc. (MHC)	17.92	593.20	53.87	45.04	47.41	45.45	100.19	100.19	29.00	-	-
	All MHC's Average	15.91	512.38	38.36	38.32	36.19	35.74	98.29	101.33	25.49	1.44	89.41
	All MHC's Median	14.00	162.20	31.62	31.38	33.15	32.07	96.96	98.66	25.02	1.29	74.63

Exhibit 9
Industry Fully Converted Pricing Multiples
Pricing Data as of January 31, 2007

		Current	Current	Current Price in Relation to							Current	LTM
		Stock	Market				LTM		Tangible		Dividend	Dividend
		Price	Value	Earnings	Core EPS	LTM EPS	Core EPS	Book Value	Book Value	Assets	Yield	Payout Ratio
Ticker	Short Name	($)	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
	Ohio & Florida											
BBX	BankAtlantic Bancorp. Inc.	13.28	747.00	NM	220.50	53.10	45.80	154.40	183.80	12.33	1.23	63.20
BFF	BFC Financial Corporation	6.23	222.40	NM	NM	NM	NA	137.50	284.40	2.91	-	-
BKUNA	BankUnited Financial Corporation	27.59	1,004.30	9.70	9.80	11.00	11.10	130.90	135.90	7.34	0.07	0.80
FCFL	First Community Bank Corporation of America	20.53	78.70	24.40	23.30	21.40	23.00	240.30	243.50	21.19	-	-
FDT	Federal Trust Corporation	10.20	95.40	36.40	39.80	23.20	23.40	176.20	176.20	13.03	1.57	49.59
CFBK	Central Federal Corporation	7.36	33.40	NM	92.00	NM	NM	114.10	114.10	14.86	4.89	NM
FDEF	First Defiance Financial Corp.	28.95	206.80	13.20	13.20	13.30	13.60	129.40	170.40	13.53	3.45	44.50
FFDF	FFD Financial Corporation	18.00	19.90	12.90	12.90	13.40	13.50	113.80	113.80	11.90	3.11	38.81
FFHS	First Franklin Corporation	17.50	29.50	NM	109.40	27.30	43.30	116.70	116.70	9.12	2.06	56.25
FPFC	First Place Financial Corp.	23.82	416.10	15.70	15.70	15.70	14.40	128.30	188.20	13.54	2.60	38.82
PCBI	Peoples Community Bancorp, Inc.	17.19	83.00	NM	NM	NM	NM	91.70	138.00	7.88	3.49	NM
PVFC	PVF Capital Corp.	10.86	83.90	18.10	18.10	16.20	16.20	118.70	118.70	9.16	2.73	44.18
UCFC	United Community Financial Corp.	12.36	382.80	14.70	14.70	15.10	15.10	138.30	158.50	14.32	2.91	43.90
WAYN	Wayne Savings Bancshares, Inc.	14.45	47.00	20.10	20.10	20.90	21.50	133.10	142.90	11.48	3.32	69.57
	Ohio & Florida Fully Converted Average		246.44	18.36	49.13	20.96	21.90	137.39	163.22	11.61	2.25	37.47
	Ohio & Florida Fully Converted Median		89.65	15.70	19.10	16.20	16.20	130.15	150.70	12.12	2.67	44.04
	Ohio and Florida MHC's											
CHEV	Cheviot Financial Corp. (MHC)	13.15	123.80	40.40	42.06	39.29	39.67	92.51	92.51	33.14	2.13	155.56
	Ohio and Florida MHC's Average		123.80	40.40	42.06	39.29	39.67	92.51	92.51	33.14	2.13	155.56
	Ohio and Florida MHC's Median		123.80	40.40	42.06	39.29	39.67	92.51	92.51	33.14	2.13	155.56
	Comparable Group											
ACFC	Atlantic Coast Federal Corporation (MHC)	17.55	242.50	25.43	25.43	29.42	28.76	109.20	110.65	26.24	2.74	110.53
CFFN	Capitol Federal Financial (MHC)	39.04	2,893.40	37.36	36.74	33.53	33.41	110.97	110.97	29.10	5.12	316.67
CSBK	Clifton Savings Bancorp, Inc. (MHC)	12.29	363.30	56.65	56.65	57.86	57.86	98.50	98.50	36.37	1.63	166.67
HOME	Home Federal Bancorp, Inc. (MHC)	17.25	262.00	32.78	32.78	30.26	30.26	108.28	108.28	29.11	1.28	55.00
ISBC	Investors Bancorp, Inc. (MHC)	15.42	1,762.60	26.32	22.91	36.42	34.64	101.69	101.69	28.07	-	-
KRNY	Kearny Financial Corp (MHC)	15.52	1,121.90	63.67	63.67	51.74	53.32	96.56	103.99	41.52	1.29	200.00
NWSB	Northwest Bancorp, Inc. (MHC)	26.39	1,320.30	23.89	23.93	19.43	19.50	102.07	117.02	18.29	3.03	71.84
RCKB	Rockville Financial, Inc. (MHC)	15.68	304.70	25.51	25.67	27.01	27.47	101.47	101.83	22.46	-	NA
UBNK	United Financial Bancorp, Inc. (MHC)	14.49	248.60	45.35	45.24	33.52	32.86	98.82	98.82	22.14	1.38	50.00
WAUW	Wauwatosa Holdings, Inc. (MHC)	17.92	593.20	53.87	45.04	47.41	45.45	100.19	100.19	29.00	-	-
	Comparable Average		911.25	39.08	37.81	36.66	36.35	102.77	105.19	28.23	1.65	107.86
	Comparable Median		478.25	35.07	34.76	33.53	33.13	101.58	102.91	28.54	1.34	71.84
	All Fully Converted Average		829.68	22.36	26.82	21.48	23.46	140.88	164.73	14.10	2.21	53.01
	All Fully Converted Median		121.90	18.75	19.10	16.50	16.90	131.70	146.00	13.03	2.20	44.02
	All MHC's Average		512.38	38.36	38.32	36.19	35.74	98.29	101.33	25.49	1.44	89.41
	All MHC's Median		162.20	31.62	31.38	33.15	32.07	96.96	98.66	25.02	1.29	74.63
	Ohio & Florida Fully Converted Average		246.44	18.36	49.13	20.96	21.90	137.39	163.22	11.61	2.25	37.47
	Ohio & Florida Fully Converted Median		89.65	15.70	19.10	16.20	16.20	130.15	150.70	12.12	2.67	44.04
	Ohio and Florida MHC's Average		123.80	40.40	42.06	39.29	39.67	92.51	92.51	33.14	2.13	155.56

Exhibit 9

Industry Fully Converted Pricing Multiples

Pricing Data as of January 31, 2007

				Current Price in Relation to								
Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	Ohio and Florida MHC's Median		123.80	40.40	42.06	39.29	39.67	92.51	92.51	33.14	2.13	155.56

Exhibit 10.

MHC Conversions - 2005 to Date
Selected Market Data
Market Data as of 1/31/07

Ticker	Short Name	IPO Date	IPO Price ($)	Percentage Retained By MHC (%)	Net Proceeds ($000)	Price to Pro Forma Fully Converted Book Value (%)	Percent Change from IPO After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To Date (%)
ORIT	Oritani Financial Corp. (MHC)	01/24/2007	10.0000	68.00	94,926	82.84	59.70	54.30	NA	NA	53.50
PBCP	Polonia Bancorp (MHC)	01/11/2007	10.0000	55.00	11,990	84.49	1.00	1.50	NA	NA	1.00
MSBF	MSB Financial Corp. (MHC)	01/05/2007	10.0000	55.00	21,372	84.26	23.00	21.20	NA	NA	20.00
Q1'07	**Average**					**83.86**	**27.90**	**25.67**	**NA**	**NA**	**24.83**
	Median					**84.26**	**23.00**	**21.20**	**NA**	**NA**	**20.00**
MSFN	MainStreet Financial Corporation (MHC)	12/27/2006	10.0000	53.00	1,163	60.17	10.00	10.00	-2.50	NA	0.00
BFFI	Ben Franklin Financial, Inc. (MHC)	10/19/2006	10.0000	55.00	6,965	79.29	7.00	6.50	6.50	9.00	8.00
VPFG	ViewPoint Financial Group (MHC)	10/03/2006	10.0000	55.00	99,327	79.55	49.90	52.50	53.90	69.40	71.20
FXCB	Fox Chase Bancorp, Inc. (MHC)	10/02/2006	10.0000	55.50	53,070	79.16	29.50	27.90	30.10	35.00	38.20
Q4'06	**Average**					**74.54**	**24.10**	**24.23**	**22.00**	**NA**	**29.35**
	Median					**79.23**	**19.75**	**18.95**	**18.30**	**NA**	**23.10**
ROMA	Roma Financial Corporation (MHC)	07/12/2006	10.0000	69.00	81,537	79.67	41.00	45.00	46.60	49.80	57.10
SCAY	Seneca-Cayuga Bancorp, Inc. (MHC)	07/11/2006	10.0000	55.00	8,645	79.06	0.00	-1.50	-7.00	-9.70	-5.00
NECB	Northeast Community Bancorp, Inc. (MHC)	07/06/2006	10.0000	55.00	50,046	85.76	10.00	12.00	12.00	12.70	19.20
Q3'06	**Average**					**81.50**	**17.00**	**18.50**	**17.20**	**17.60**	**23.77**
	Median					**79.67**	**10.00**	**12.00**	**12.00**	**12.70**	**19.20**
MFDB	Mutual Federal Bancorp, Inc. (MHC)	04/06/2006	10.0000	70.00	8,592	74.57	11.30	10.00	14.00	12.50	44.10
LSBK	Lake Shore Bancorp, Inc. (MHC)	04/04/2006	10.0000	55.00	24,485	80.19	7.00	5.50	2.90	0.10	25.40
Q2'06	**Average**					**77.38**	**9.15**	**7.75**	**8.45**	**6.30**	**34.75**
	Median					**77.38**	**9.15**	**7.75**	**8.45**	**6.30**	**34.75**
UCBA	United Community Bancorp (MHC)	03/31/2006	10.0000	55.00	30,228	85.06	8.00	8.40	5.50	4.30	22.50
MGYR	Magyar Bancorp, Inc. (MHC)	01/24/2006	10.0000	54.03	22,059	82.27	6.50	5.00	6.00	15.00	37.70
GVFF	Greenville Federal Financial Corporation (MHC)	01/05/2006	10.0000	55.00	8,114	69.72	NA	2.50	0.00	1.00	3.50
Q1'06	**Average**					**79.02**	**7.25**	**5.30**	**3.83**	**6.77**	**21.23**
	Median					**82.27**	**7.25**	**5.00**	**5.50**	**4.30**	**22.50**
2006 YTD	**Average**					**77.87**	**16.38**	**15.32**	**14.00**	**18.10**	**26.83**
	Median					**79.42**	**10.00**	**9.20**	**6.25**	**12.50**	**23.95**
EQFC	Equitable Financial Corp. (MHC)	11/09/2005	10.0000	55.00	11,460	79.39	NA	0.00	-6.00	-5.70	5.00
ISBC	Investors Bancorp, Inc. (MHC)	10/12/2005	10.0000	54.27	444,954	85.40	0.20	0.70	5.20	16.80	54.20
WAUW	Wauwatosa Holdings, Inc. (MHC)	10/05/2005	10.0000	68.35	85,953	82.52	12.50	11.50	9.50	15.60	79.20
Q4'05	**Average**					**82.44**	**6.35**	**4.07**	**2.90**	**8.90**	**46.13**
	Median					**82.52**	**6.35**	**0.70**	**5.20**	**15.60**	**54.20**
OTTW	Ottawa Savings Bancorp, Inc. (MHC)	07/15/2005	10.0000	55.00	7,728	74.92	10.00	5.00	7.00	-2.50	30.00
UBNK	United Financial Bancorp, Inc. (MHC)	07/13/2005	10.0000	53.40	61,624	84.38	17.50	15.70	17.00	13.70	44.90
Q3'05	**Average**					**79.65**	**13.75**	**10.35**	**12.00**	**5.60**	**37.45**
	Median					**79.65**	**13.75**	**10.35**	**12.00**	**5.60**	**37.45**
COBK	Colonial Bankshares, Inc. (MHC)	06/30/2005	10.0000	54.00	17,426	82.47	6.00	6.90	7.50	5.70	43.00
HBOS	Heritage Financial Group (MHC)	06/30/2005	10.0000	70.00	25,908	84.17	7.50	7.20	9.30	10.00	65.40
NPEN	North Penn Bancorp, Inc. (MHC)	06/02/2005	10.0000	53.92	5,061	73.70	10.00	2.50	1.50	1.50	11.00
RCKB	Rockville Financial, Inc. (MHC)	05/23/2005	10.0000	55.00	71,069	85.05	4.80	10.50	19.60	38.90	56.80
FFCO	FedFirst Financial Corp. (MHC)	04/07/2005	10.0000	55.00	24,822	85.98	-6.60	-7.10	-14.50	-9.00	-6.00
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	04/06/2005	10.0000	70.00	32,794	89.55	-0.50	-0.10	-5.00	7.90	40.00
Q2'05	**Average**					**83.49**	**3.53**	**3.32**	**3.07**	**9.17**	**35.03**
	Median					**84.61**	**5.40**	**4.70**	**4.50**	**6.80**	**41.50**
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	03/30/2005	10.0000	55.00	48,241	86.87	-1.50	-6.50	-12.50	8.40	35.00
KFFB	Kentucky First Federal Bancorp (MHC)	03/03/2005	10.0000	55.00	14,309	96.36	7.90	11.00	12.40	15.50	2.00

Exhibit 10.

MHC Conversions - 2005 to Date
Selected Market Data
Market Data as of 1/31/07

Ticker	Short Name	IPO Date	IPO Price ($)	Percentage Retained By MHC (%)	Net Proceeds ($000)	Price to Pro Forma Fully Converted Book Value (%)	Percent Change from IPO After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To Date (%)
KRNY	Kearny Financial Corp (MHC)	02/24/2005	10.0000	70.00	183,196	80.04	13.90	14.30	10.80	6.00	55.20
HFBL	Home Federal Bancorp, Inc. of Louisiana (MHC)	01/21/2005	10.0000	60.00	11,988	75.39	-1.00	0.00	-0.80	-6.00	3.00
BVFL	BV Financial, Inc. (MHC)	01/13/2005	10.0000	55.00	9,646	87.78	NA	-5.50	-1.50	-9.50	-10.00
GTWN	Georgetown Bancorp, Inc. (MHC)	01/06/2005	10.0000	55.00	10,347	88.45	2.00	0.00	0.50	-3.50	-12.50
Q1'05	**Average**					**85.82**	**4.26**	**2.22**	**1.48**	**1.82**	**12.12**
	Median					**87.33**	**2.00**	**-**	**(0.15)**	**1.25**	**2.50**
2005	**Average**					**83.67**	**5.51**	**3.89**	**3.53**	**6.11**	**29.19**
	Median					**84.38**	**6.00**	**2.50**	**5.20**	**6.00**	**35.00**
1/1/2005	**Average**					**82.35**	**7.57**	**6.12**	**5.60**	**7.58**	**28.03**
1/31/2007	**Median**					**82.52**	**7.25**	**5.00**	**5.50**	**6.00**	**30.00**

TS Financial Corporation
Pro Forma Analysis Sheet - Twelve Months Ended
September 30, 2006
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	18.87						
Price-Core Earnings Ratio P/E	Mid	21.28	36.35	33.13	39.67	39.67	35.74	32.07
	Max	23.26						
	Smax	25.00						
	Min	75.19%						
Price-to-Book Ratio P/B	Mid	79.24%	102.77%	101.58%	92.51%	92.51%	98.29%	96.96%
	Max	82.58%						
	Smax	85.69%						
	Min	75.41%						
Price-to-Tangible Book Ratio P/TB	Mid	79.49%	105.19%	102.91%	92.51%	92.51%	101.33%	98.66%
	Max	82.78%						
	Smax	85.91%						
	Min	21.12%						
Price-to-Assets Ratio P/A	Mid	24.06%	28.23%	28.54%	33.14%	33.14%	25.49%	25.02%
	Max	26.82%						
	Smax	29.80%						

Valuation Parameters

Prior Twelve Mos. Earning Base	Y			
Period Ended September 30, 2006		$	43,539	(1)
Pre-Conversion Book Value	B			
As of September 30, 2006		$	1,012,594	
Pre-Conversion Assets	A			
As of September 30, 2006		$	8,595,567	
Return on Money	R		3.19%	(2)
Conversion Expenses		$	19,244	
	X		0.73%	(3)
Proceeds Not Invested		$	305,300	(4)
Estimated ESOP Borrowings		$	200,500	
ESOP Purchases	E		7.65%	(5)
Cost of ESOP Borrowings		$	6,683	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		30	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	104,800	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	20,960	
Stock Foundation Amount		$	-	(7)
Stock Foundation Amount	F		0.00%	0.00%
Foundation Opportunity Cost		$	-	
Tax Benefit	Z	$	-	(8)
Tax Rate	TAX		35.00%	
Percentage Sold	PCT		100.00%	
Amount to be issued to Public		$	2,620,000	(9)
Earnings Multiple			12	

(1) Net income for the twelve months ended September 30, 2006.
(2) Net Return assumes a reinvestment rate of 4.90 percent (the 1 year Treasury at September 30, 2006), and a tax rate of 35%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 30 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $2,620,000,000

2. $V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $2,620,000,000

1. $V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $2,620,000,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	262,000,000	$ 10.00	$ 2,620,000,000
Range:			
- Minimum	222,700,000	$ 10.00	2,227,000,000
- Maximum	301,300,000	10.00	3,013,000,000
- Super Maximum	346,495,000	10.00	3,464,950,000

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	222,700,000	262,000,000	301,300,000	346,495,000
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 2,227,000,000	$ 2,620,000,000	$ 3,013,000,000	$ 3,464,950,000
Exchange Shares	0	0	0	0
Exchange Percent	0.00%	0.00%	0.00%	0.00%
Conversion Shares	222,700,000	262,000,000	301,300,000	346,495,000
Conversion Percent	100.00%	100.00%	100.00%	100.00%
Gross Proceeds	$ 2,227,000,000	$ 2,620,000,000	$ 3,013,000,000	$ 3,464,950,000
Exchange Value	$ -	$ -	$ -	$ -
Exchange Ratio	0.0000	0.0000	0.0000	0.0000
Exchange Value per Minority Share	$ -	$ -	$ -	$ -

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of September 30, 2006
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		222,700,000	262,000,000	301,300,000	346,495,000
Conversion Shares Offered		222,700,000	262,000,000	301,300,000	346,495,000
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 2,227,000	$ 2,620,000	$ 3,013,000	$ 3,464,950
Plus: Value issued to Foundation	(9)	-	-	-	-
Pro Forma Market Capitalization		2,227,000	2,620,000	3,013,000	3,464,950
Gross Proceeds		2,227,000	2,620,000	3,013,000	3,464,950
Less: Est. Conversion Expenses		(16,894)	(19,244)	(21,594)	(24,297)
Net Proceeds		2,210,106	2,600,756	2,991,406	3,440,653
Cash issued to foundation		-	-	-	-
Less: ESOP Adjustment	(3)	(169,060)	(200,500)	(231,940)	(268,096)
Less: MRP Adjustment	(3)	(89,080)	(104,800)	(120,520)	(138,598)
Net Proceeds Reinvested		$ 1,951,966	$ 2,295,456	$ 2,638,946	$ 3,033,959
Estimated Incremental Rate of Return		3.19%	3.19%	3.19%	3.19%
Estimated Incremental Return		$ 62,268	$ 73,225	$ 84,182	$ 96,783
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	(1,479)	(1,479)	(1,479)	(1,479)
Less: Option Expense	(10)	(15,010)	(17,659)	(20,308)	(23,354)
Less: MRP Adjustment	(7)	(11,580)	(13,624)	(15,668)	(18,018)
Pro-forma Net Income		34,199	40,463	46,727	53,932
Earnings Before Conversion		43,539	43,539	43,539	43,539
Earnings Excluding Adjustment		77,738	84,002	90,266	97,471
Earnings Adjustment	(6)	30,607	30,607	30,607	30,607
Earnings After Conversion		$ 108,345	$ 114,609	$ 120,873	$ 128,078

Pro Forma Effect of Conversion Proceeds
As of September 30, 2006
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro-forma Tangible Equity					
Equity at September 30, 2006		$ 1,012,594	$ 1,012,594	$ 1,012,594	$ 1,012,594
Net Conversion Proceeds		2,210,106	2,600,756	2,991,406	3,440,653
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(171,335)	(202,775)	(234,215)	(270,371)
Less: MRP Adjustment	(2)	(89,080)	(104,800)	(120,520)	(138,598)
Pro-forma Equity		$ 2,962,285	$ 3,305,775	$ 3,649,265	$ 4,044,278
Less: Intangible	(5)	9,732	9,732	9,732	9,732
Pro-forma Tangible Equity		$ 2,952,553	$ 3,296,043	$ 3,639,533	$ 4,034,546
Pro-forma Assets					
Total Assets at September 30, 2006		$ 8,595,567	$ 8,595,567	$ 8,595,567	$ 8,595,567
Net Conversion Proceeds		2,210,106	2,600,756	2,991,406	3,440,653
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(171,335)	(202,775)	(234,215)	(270,371)
Less: MRP Adjustment	(2)	(89,080)	(104,800)	(120,520)	(138,598)
Pro-forma Total Assets		10,545,258	10,888,748	11,232,238	11,627,251
Stockholder's Equity Per Share *					
Equity at September 30, 2006		$ 4.55	$ 3.86	$ 3.36	$ 2.92
Estimated Net Proceeds		9.92	9.93	9.93	9.93
Plus: MHC Adjustment		-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Stock		(0.77)	(0.77)	(0.78)	(0.78)
Less: MRP Stock		(0.40)	(0.40)	(0.40)	(0.40)
Pro-forma Equity Per Share *		13.30	12.62	12.11	11.67
Less: Intangible		0.04	0.04	0.03	0.03
Pro-forma Tangible Equity Per Share *		$ 13.26	$ 12.58	$ 12.08	$ 11.64

Pro Forma Effect of Conversion Proceeds
As of September 30, 2006
(Dollars in Thousands)

	Note	Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share *					
Historical Earnings Per Share	(8)	$ 0.21	$ 0.18	$ 0.16	$ 0.14
Incremental return Per Share	(8)	0.30	0.30	0.30	0.30
ESOP Adjustment Per Share	(8)	(0.01)	(0.01)	(0.01)	-
Option Expense Per Share	(10)	(0.07)	(0.07)	(0.07)	(0.07)
MRP Adjustment Per Share	(8)	(0.06)	(0.06)	(0.06)	(0.06)
Normalizing Adjustment Per Share		0.15	0.13	0.11	0.10
Pro Forma Earnings Per Share *	(8)	$ 0.53	$ 0.47	$ 0.43	$ 0.40
Shares Utilized for EPS		205,784,000	241,940,000	278,096,000	319,675,400
Pro-forma Ratios					
Price/EPS without Adjustment		26.32	29.41	31.25	33.33
Price/EPS with Adjustment		18.87	21.28	23.26	25.00
Price/Book Value per Share		75.19%	79.24%	82.58%	85.69%
Price/Tangible Book Value		75.41%	79.49%	82.78%	85.91%
Market Value/Assets		21.12%	24.06%	26.82%	29.80%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.
(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 30 years.
(2) MRP is omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) .
(6) Loss on sale of loans tax impacted at 35%.
(7) ESOP and MRP are amortized over 30 and 5 years respectively, and tax impacted at 35%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.
(10) Assumed option expense in accordance with SFAS No. 123.

Expense Calculations					
Total Shares Offered		222,700	262,000	301,300	346,495
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 2,227,000	$ 2,620,000	$ 3,013,000	$ 3,464,950
Estimated Insider Purchases		(6,740)	(6,740)	(6,740)	(6,740)
ESOP Purchases		(169,060)	(200,500)	(231,940)	(268,096)
Proceeds to Base Fee On		$ 2,051,200	$ 2,412,760	$ 2,774,320	$ 3,190,114
Underwriters Percentage		0.65%	0.65%	0.65%	0.65%
Underwriters Fee		$ 13,333	$ 15,683	$ 18,033	$ 20,736
Other Expenses		3,561	3,561	3,561	3,561
Total Expense		$ 16,894	$ 19,244	$ 21,594	$ 24,297
Share Calculations					
Shares Sold		222,700,000	262,000,000	301,300,000	346,495,000
Shares Issued to MHC		-	-	-	-
Shares Issued to Foundation		-	-	-	-
Shares Outstanding		222,700,000	262,000,000	301,300,000	346,495,000
Less: New ESOP Adjustment		(17,816,000)	(20,960,000)	(24,104,000)	(27,719,600)
Less: Old ESOP Adjustment	(1)	-	-	-	-
Plus: New SOP 93-6 ESOP Shares	(2)	900,000	900,000	900,000	900,000
Plus: Old SOP 93-6 ESOP Shares	(2)	-	-	-	-
Shares for all EPS Calculations		205,784,000	241,940,000	278,096,000	319,675,400
MRP Shares		8,908,000	10,480,000	12,052,000	13,859,800
MRP Shares Amortized this Period		1,781,600	2,096,000	2,410,400	2,771,960
Option Shares		22,270,000	26,200,000	30,130,000	34,649,500
Option Shares Amortized this Period		4,454,000	5,240,000	6,026,000	6,929,900
MRP Dilution					
EPS		$ 0.38	$ 0.35	$ 0.32	$ 0.31
Tangible Book Value/Share		$ 13.13	$ 12.48	$ 12.00	$ 11.58
Voting Dilution		-3.85%	-3.85%	-3.85%	-3.85%
Option Dilution					
EPS		$ 0.37	$ 0.34	$ 0.32	$ 0.31
Tangible Book Value/Share		$ 12.96	$ 12.35	$ 11.89	$ 11.49
Voting Dilution		-9.09%	-9.09%	-9.09%	-9.09%
Pro Forma Tang. Equity to Tang. Assets		28.02%	30.30%	32.43%	34.73%
Pro Forma Core ROAA		1.02%	1.04%	1.07%	1.09%
Pro Forma ROAE		2.87%	2.75%	2.65%	2.57%
Pro Forma Core ROAE		3.99%	3.75%	3.55%	3.37%

Earnings Assuming Foundation Expensed	77,738	84,002	90,266	97,471
EPS Assuming Foundation Expensed	$ 0.38	$ 0.35	$ 0.32	$ 0.30

TS Financial Corporation
Pro Forma Analysis Sheet - Twelve Months Ended
September 30, 2006
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	18.87						
Price-Core Earnings Ratio P/E	Mid	20.83	36.35	33.13	39.67	39.67	35.74	32.07
	Max	22.73						
	Smax	25.00						
	Min	75.02%						
Price-to-Book Ratio P/B	Mid	79.24%	102.77%	101.58%	92.51%	92.51%	98.29%	96.96%
	Max	82.44%						
	Smax	85.54%						
	Min	75.30%						
Price-to-Tangible Book Ratio P/TB	Mid	79.49%	105.19%	102.91%	92.51%	92.51%	101.33%	98.66%
	Max	82.71%						
	Smax	85.76%						
	Min	20.55%						
Price-to-Assets Ratio P/A	Mid	23.44%	28.23%	28.54%	33.14%	33.14%	25.49%	25.02%
	Max	26.10%						
	Smax	28.98%						

Valuation Parameters

Prior Twelve Mos. Earning Base	Y			
Period Ended September 30, 2006		$	43,539	(1)
Pre-Conversion Book Value	B			
As of September 30, 2006		$	1,012,594	
Pre-Conversion Assets	A			
As of September 30, 2006		$	8,595,567	
Return on Money	R		3.19%	(2)
Conversion Expenses		$	18,351	
	X		0.74%	(3)
Proceeds Not Invested		$	293,900	(4)
Estimated ESOP Borrowings		$	192,900	
ESOP Purchases	E		7.64%	(5)
Cost of ESOP Borrowings		$	6,430	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		30	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	101,000	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	20,200	
Stock Foundation Amount		$	50,000	(7)
Stock Foundation Amount	F		2.02%	2.04%
Foundation Opportunity Cost		$	1,595	
Tax Benefit	Z	$	17,500	(8)
Tax Rate	TAX		35.00%	
Percentage Sold	PCT		100.00%	
Amount to be issued to Public		$	2,475,000	(9)
Earnings Multiple			12	

(1) Net income for the twelve months ended September 30, 2006.
(2) Net Return assumes a reinvestment rate of 4.90 percent (the 1 year Treasury at September 30, 2006), and a tax rate of 35%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 30 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) The Foundation is assumed to be 2% of the gross proceeds.
(8) The after-tax benefit of the Foundation is assumed to be 35% of Foundation.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $2,475,000,000

2. $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $2,475,000,000

1. $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $2,475,000,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	252,500,000	$ 10.00	$ 2,525,000,000
Range:			
- Minimum	214,668,367	$ 10.00	2,146,683,670
- Maximum	289,625,000	10.00	2,896,250,000
- Super Maximum	332,318,750	10.00	3,323,187,500

Pre Foundation

Conclusion	Appraised Value			
	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	210,375,000	247,500,000	284,625,000	327,318,750
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 2,103,750,000	$ 2,475,000,000	$ 2,846,250,000	$ 3,273,187,500
Exchange Shares	0	0	0	0
Exchange Percent	0.00%	0.00%	0.00%	0.00%
Conversion Shares	210,375,000	247,500,000	284,625,000	327,318,750
Conversion Percent	100.00%	100.00%	100.00%	100.00%
Gross Proceeds	$ 2,103,750,000	$ 2,475,000,000	$ 2,846,250,000	$ 3,273,187,500
Exchange Value	$ -	$ -	$ -	$ -
Exchange Ratio	0.0000	0.0000	0.0000	0.0000
Exchange Value per Minority Share	$ -	$ -	$ -	$ -

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of September 30, 2006
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		210,375,000	247,500,000	284,625,000	327,318,750
Conversion Shares Offered		210,375,000	247,500,000	284,625,000	327,318,750
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 2,103,750	$ 2,475,000	$ 2,846,250	$ 3,273,188
Plus: Value issued to Foundation	(9)	42,934	50,000	50,000	50,000
Pro Forma Market Capitalization		2,146,684	2,525,000	2,896,250	3,323,188
Gross Proceeds		2,103,750	2,475,000	2,846,250	3,273,188
Less: Est. Conversion Expenses		(16,134)	(18,351)	(20,571)	(23,124)
Net Proceeds		2,087,616	2,456,649	2,825,679	3,250,064
Less: Cash issued to Foundation		(5,000)	(5,000)	(5,000)	(5,000)
Less: ESOP Adjustment	(3)	(162,635)	(192,900)	(222,600)	(256,755)
Less: MRP Adjustment	(3)	(85,867)	(101,000)	(115,850)	(132,928)
Net Proceeds Reinvested		$ 1,834,114	$ 2,157,749	$ 2,482,229	$ 2,855,381
Estimated Incremental Rate of Return		3.19%	3.19%	3.19%	3.19%
Estimated Incremental Return		$ 58,508	$ 68,832	$ 79,183	$ 91,087
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	(1,479)	(1,479)	(1,479)	(1,479)
Less: Option Expense	(10)	(14,469)	(17,019)	(19,521)	(22,398)
Less: MRP Adjustment	(7)	(11,163)	(13,130)	(15,061)	(17,281)
Pro Forma Net Income		31,397	37,204	43,122	49,929
Earnings Before Conversion		43,539	43,539	43,539	43,539
Earnings Excluding Adjustment		74,936	80,743	86,661	93,468
Earnings Adjustment	(6)	30,607	30,607	30,607	30,607
Earnings After Conversion		$ 105,543	$ 111,350	$ 117,268	$ 124,075

Pro Forma Effect of Conversion Proceeds
As of September 30, 2006
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro Forma Equity					
Equity at September 30, 2006		$ 1,012,594	$ 1,012,594	$ 1,012,594	$ 1,012,594
Net Conversion Proceeds		2,087,616	2,456,649	2,825,679	3,250,064
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		42,934	50,000	50,000	50,000
Less: After Tax Expense of Foundation		(31,157)	(35,750)	(35,750)	(35,750)
Less: ESOP Adjustment	(1)	(164,910)	(195,175)	(224,875)	(259,030)
Less: MRP Adjustment	(2)	(85,867)	(101,000)	(115,850)	(132,928)
Pro Forma Equity		$ 2,861,210	$ 3,187,318	$ 3,511,798	$ 3,884,950
Less: Intangible	(5)	9,732	9,732	9,732	9,732
Pro Forma Tangible Equity		$ 2,851,478	$ 3,177,586	$ 3,502,066	$ 3,875,218
Pro Forma Assets					
Total Assets at September 30, 2006		$ 8,595,567	$ 8,595,567	$ 8,595,567	$ 8,595,567
Net Conversion Proceeds		2,087,616	2,456,649	2,825,679	3,250,064
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		42,934	50,000	50,000	50,000
Less: After Tax Expense of Foundation		(31,157)	(35,750)	(35,750)	(35,750)
Less: ESOP Adjustment	(1)	(164,910)	(195,175)	(224,875)	(259,030)
Less: MRP Adjustment	(2)	(85,867)	(101,000)	(115,850)	(132,928)
Pro-forma Total Assets		10,444,183	10,770,291	11,094,771	11,467,923
Stockholder's Equity Per Share *					
Equity at September 30, 2006		$ 4.72	$ 4.01	$ 3.50	$ 3.05
Estimated Net Proceeds		9.72	9.73	9.76	9.78
Plus: MHC Adjustment		-	-	-	-
Plus: Value issued to Foundation		0.20	0.20	0.17	0.15
Less: After Tax Expense of Foundation		(0.15)	(0.14)	(0.12)	(0.11)
Less: ESOP Stock		(0.77)	(0.77)	(0.78)	(0.78)
Less: MRP Stock		(0.40)	(0.40)	(0.40)	(0.40)
Pro Forma Equity Per Share *		13.33	12.62	12.13	11.69
Less: Intangible		0.05	0.04	0.03	0.03
Pro Forma Tangible Equity Per Share *		$ 13.28	$ 12.58	$ 12.09	$ 11.66

Pro Forma Effect of Conversion Proceeds
As of September 30, 2006
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share *					
Historical Earnings Per Share	(8)	$ 0.22	$ 0.19	$ 0.16	$ 0.14
Incremental return Per Share	(8)	0.29	0.30	0.30	0.30
ESOP Adjustment Per Share	(8)	(0.01)	(0.01)	(0.01)	-
Option Expense Per Share	(10)	(0.07)	(0.07)	(0.07)	(0.07)
MRP Adjustment Per Share	(8)	(0.06)	(0.06)	(0.06)	(0.06)
Normalizing Adjustment Per Share		0.15	0.13	0.11	0.10
Pro Forma Earnings Per Share *	(8)	$ 0.53	$ 0.48	$ 0.44	$ 0.40
Shares Utilized for EPS		198,394,898	233,200,000	267,355,000	306,633,250
Pro Forma Ratios					
Price/EPS without Adjustment		26.32	28.57	30.30	33.33
Price/EPS with Adjustment		18.87	20.83	22.73	25.00
Price/Book Value per Share		75.02%	79.24%	82.44%	85.54%
Price/Tangible Book Value		75.30%	79.49%	82.71%	85.76%
Market Value/Assets		20.55%	23.44%	26.10%	28.98%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 30 years.

(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.

(3) Consists of ESOP and MRP amortization.

(4) The ESOP loan is from the Holding Company and therefore, there are no costs.

(5) .

(6) Loss on sale of loans tax impacted at 35%.

(7) ESOP and MRP are amortized over 30 and 5 years respectively, and tax impacted at 35%.

(8) All EPS computations are done in accordance with SOP 93-6.

(9) The Foundation is assumed to be 2% of the gross proceeds.

(10) Assumed option expense in accordance with SFAS No. 123.

Expense Calculations					
Total Shares Offered		210,375	247,500	284,625	327,319
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 2,103,750	$ 2,475,000	$ 2,846,250	$ 3,273,188
Estimated Insider Purchases		(6,740)	(6,740)	(6,740)	(6,740)
ESOP Purchases		(162,635)	(192,900)	(222,600)	(256,755)
Proceeds to Base Fee On		$ 1,934,375	$ 2,275,360	$ 2,616,910	$ 3,009,693
Underwriters Percentage		0.65%	0.65%	0.65%	0.65%
Underwriters Fee		$ 12,573	$ 14,790	$ 17,010	$ 19,563
Other Expenses		3,561	3,561	3,561	3,561
Total Expense		$ 16,134	$ 18,351	$ 20,571	$ 23,124
Shares Calculations					
Shares Sold		210,375,000	247,500,000	284,625,000	327,318,750
Shares Issued to MHC		-	-	-	-
Shares Issued to Foundation		4,293,367	5,000,000	5,000,000	5,000,000
Shares Outstanding		214,668,367	252,500,000	289,625,000	332,318,750
Less: New ESOP Adjustment		(17,173,469)	(20,200,000)	(23,170,000)	(26,585,500)
Less: Old ESOP Adjustment	(1)	-	-	-	-
Plus: New SOP 93-6 ESOP Shares	(2)	900,000	900,000	900,000	900,000
Plus: Old SOP 93-6 ESOP Shares	(2)	-	-	-	-
Shares for all EPS Calculations		198,394,898	233,200,000	267,355,000	306,633,250
MRP Shares		8,586,734	10,100,000	11,585,000	13,292,750
MRP Shares Amortized this Period		1,717,347	2,020,000	2,317,000	2,658,550
Option Shares		21,466,836	25,250,000	28,962,500	33,231,875
Option Shares Amortized this Period		4,293,367	5,050,000	5,792,500	6,646,375
MRP Dilution					
EPS		$ 0.38	$ 0.35	$ 0.32	$ 0.31
Tangible Book Value/Share		$ 13.16	$ 12.49	$ 12.01	$ 11.60
Voting Dilution		-3.85%	-3.85%	-3.85%	-3.85%
Option Dilution					
EPS		$ 0.37	$ 0.34	$ 0.32	$ 0.31
Tangible Book Value/Share		$ 12.98	$ 12.35	$ 11.90	$ 11.51
Voting Dilution		-9.26%	-9.26%	-9.24%	-9.22%
Pro Forma Tang. Equity to Tang. Assets		27.33%	29.53%	31.59%	33.82%
Pro Forma Core ROAA		0.99%	1.01%	1.03%	1.06%
Pro Forma ROAE		2.76%	2.64%	2.55%	2.46%
Pro Forma Core ROAE		3.89%	3.64%	3.45%	3.27%

Earnings Assuming Foundation Expensed	43,779	44,993	50,911	57,718
EPS Assuming Foundation Expensed	$ 0.22	$ 0.19	$ 0.19	$ 0.19

TS Financial Corporation
Pro Forma Analysis Sheet - Twelve Months Ended
September 30, 2006
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$2,146,683,670	27.03						
Price-Core Earnings Ratio P/E	$2,525,000,000	31.25	75.10	51.10	70.40	70.40	61.88	47.10
	$2,896,250,000	35.71						
	$3,323,187,500	40.00						
	$2,146,683,670	139.28%						
Price-to-Book Ratio P/B	$2,525,000,000	154.32%	228.35%	224.55%	170.80%	170.80%	204.93%	188.70%
	$2,896,250,000	167.79%						
	$3,323,187,500	181.49%						
	$2,146,683,670	140.06%						
Price-to-Tangible Book Ratio P/TB	$2,525,000,000	155.28%	242.28%	243.80%	170.80%	170.80%	217.22%	192.30%
	$2,896,250,000	168.63%						
	$3,323,187,500	182.48%						
	$2,146,683,670	23.53%						
Price-to-Assets Ratio P/A	$2,525,000,000	27.39%	33.52%	32.69%	39.68%	39.68%	29.72%	28.36%
	$2,896,250,000	31.11%						
	$3,323,187,500	35.30%						

Valuation Parameters

Twelve Months Ended	Y			
Period Ended September 30, 2006		$	**43,539**	(1)
Pre-Conversion Book Value	B			
As of September 30, 2006		$	**1,012,594**	
Pre-Conversion Assets	A			
As of September 30, 2006		$	**8,595,567**	
Return on Money	R		**3.19%**	(2)
Conversion Expenses		$	7,858	
	X		1.04%	(3)
Proceeds Not Invested		$	139,370	(4)
Estimated ESOP Borrowings			**89,880**	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings			$2,996	(5)
Cost of ESOP Borrowings	S		**0.00%**	(5)
Amort of ESOP Borrowings	T		**30**	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	**49,490**	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	9,898	
Stock Foundation Amount - Fixed		$	-	
Stock Foundation Amount - Variable		$	50,510	
Stock Foundation Amount	F		**6.67%**	
Tax Rate	TAX		**35.00%**	
Percentage Sold	PCT		**30.61%**	
Tax Benefit	Z		$0	
Earnings Multiple			12	

(1) Net income for the twelve months ended September 30, 2006.

(2) Net Return assumes a reinvestment rate of 4.90 percent (the 1 year Treasury at September 30, 2006), and a tax rate of 35%.

(3) Conversion expenses reflect estimated expenses as presented in the offering document.

(4) Includes Stock from ESOP and MRP

(5) Assumes ESOP is amortized straight line over 30 years at a cost of 0.00%.

(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $$V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)} = \$757,653,060$$

2. $$V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)} = \$757,653,060$$

1. $$V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)} = \$757,653,060$$

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $2,146,683,670 at 30%	64,400,510	$10.00	$644,005,100
Appraised Value - $2,525,000,000 at 30%	75,765,306	$10.00	$757,653,060
Appraised Value - $2,896,250,000 at 30%	87,130,102	$10.00	$871,301,020
Appraised Value - $3,323,187,500 at 30%	100,199,618	$10.00	$1,001,996,180

Pro Forma Effect of Conversion Proceeds
As of September 30, 2006

	Note	$ 2,146,683,670 Independent Valuation	$ 2,525,000,000 Independent Valuation	$ 2,896,250,000 Independent Valuation	$ 3,323,187,500 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		30.00%	30.01%	30.08%	30.15%
Minority Shares		64,400,510	75,765,306	87,130,102	100,199,618
Conversion Proceeds		214,668	252,500	289,625	332,319
Shares Offered		64,401	75,765	87,130	100,200
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$ 644,005	$ 757,653	$ 871,301	$ 1,001,996
Plus: Value issued to Foundation	(9)	42,934	50,000	50,000	50,000
Pro Forma Market Capitalization		686,939	807,653	921,301	1,051,996
Gross Proceeds		644,005	757,653	871,301	1,001,996
Less: Est. Conversion Expenses		(7,215)	(7,858)	(8,502)	(9,243)
Net Proceeds		636,790	749,795	862,799	992,753
Less: Capital to MHC		-	-	-	-
Less: Cash to Foundation		(5,000)	(5,000)	(5,000)	(5,000)
Less: *ESOP Adjustment*	(3)	(75,050)	(89,880)	(104,433)	(121,169)
Less: MRP Adjustment	(3)	(42,075)	(49,490)	(56,767)	(65,134)
Net Proceeds Reinvested		$ 514,665	$ 605,425	$ 696,599	$ 801,450
Estimated Incremental Rate of Return		3.19%	3.19%	3.19%	3.19%
Estimated Incremental Return		$ 16,418	$ 19,313	$ 22,222	$ 25,566
Less: Interest Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	(1,479)	(1,479)	(1,479)	(1,479)
Less: Option Expense	(10)	(7,090)	(8,339)	(9,565)	(10,975)
Less: Amortization of MRP	(8)	(5,470)	(6,434)	(7,380)	(8,467)
Pro-forma Net Income		2,379	3,061	3,798	4,645
Earnings Before Conversion		43,539	43,539	43,539	43,539
Earnings Excluding Adjustment		45,918	46,600	47,337	48,184
Earnings Adjustment	(6)	30,607	30,607	30,607	30,607
Earnings After Conversion		$ 76,525	$ 77,207	$ 77,944	$ 78,791

Pro Forma Effect of Conversion Proceeds
As of September 30, 2006

		$ 2,146,683,670 Independent Valuation	$ 2,525,000,000 Independent Valuation	$ 2,896,250,000 Independent Valuation	$ 3,323,187,500 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Pro-forma Equity					
Equity at September 30, 2006		$ 1,012,594	$ 1,012,594	$ 1,012,594	$ 1,012,594
Net Conversion Proceeds		636,790	749,795	862,799	992,753
Plus: Value issued to the Foundation		42,934	50,000	50,000	50,000
Less: After Tax cost of Foundation		(31,157)	(35,750)	(35,750)	(35,750)
Less: Capitalization of MHC		-	-	-	-
Less: ESOP Adjustment	(1)	(77,325)	(92,155)	(106,708)	(123,444)
Less: MRP Adjustment	(2)	(42,075)	(49,490)	(56,767)	(65,134)
Pro-forma Equity		$ 1,541,761	$ 1,634,994	$ 1,726,168	$ 1,831,019
Less: Intangible	(5)	9,732	9,732	9,732	9,732
Pro-forma Tangible Equity		$ 1,532,029	$ 1,625,262	$ 1,716,436	$ 1,821,287
Pro-forma Assets					
Total Assets at September 30, 2006		$ 8,595,567	$ 8,595,567	$ 8,595,567	$ 8,595,567
Net Conversion Proceeds		636,790	749,795	862,799	992,753
Plus: Value issued to the Foundation		42,934	50,000	50,000	50,000
Less: After Tax cost of Foundation		(31,157)	(35,750)	(35,750)	(35,750)
Less: Capitalization of MHC		-	-	-	-
Less: ESOP Adjustment	(1)	(77,325)	(92,155)	(106,708)	(123,444)
Less: MRP Adjustment	(2)	(42,075)	(49,490)	(56,767)	(65,134)
Pro-forma Total Assets		$ 9,124,734	$ 9,217,967	$ 9,309,141	$ 9,413,992
Stockholder's Equity Per Share *					
Equity at September 30, 2006		$ 4.72	$ 4.01	$ 3.50	$ 3.05
Estimated Net Proceeds		2.97	2.97	2.98	2.99
Plus: Value issued to the Foundation		0.20	0.20	0.17	0.15
Less: After Tax cost of Foundation		(0.15)	(0.14)	(0.12)	(0.11)
Less: ESOP Stock		(0.36)	(0.36)	(0.37)	(0.37)
Less: MRP Stock		(0.20)	(0.20)	(0.20)	(0.20)
Pro-forma Equity Per Share *		7.18	6.48	5.96	5.51
Less: Intangible		0.05	0.04	0.03	0.03
Pro-forma Tangible Equity Per Share *		$ 7.14	$ 6.44	$ 5.93	$ 5.48

Pro Forma Effect of Conversion Proceeds
As of September 30, 2006

		$ 2,146,683,670 Independent Valuation	$ 2,525,000,000 Independent Valuation	$ 2,896,250,000 Independent Valuation	$ 3,323,187,500 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Net Earnings Per Share *					
Historical Earnings Per Share	(8)	$ 0.21	$ 0.18	$ 0.16	$ 0.14
Incremental return Per Share	(8)	0.08	0.08	0.08	0.08
ESOP Adjustment Per Share	(8)	(0.01)	(0.01)	(0.01)	-
Option Expense Per Share	(10)	(0.03)	(0.03)	(0.03)	(0.03)
MRP Adjustment Per Share	(8)	(0.03)	(0.03)	(0.03)	(0.03)
Normalizing Adjustment Per Share		0.15	0.13	0.11	0.10
Pro Forma Earnings Per Share *	(8)	$ 0.37	$ 0.32	$ 0.28	$ 0.25
Shares Utilized for EPS	(8)	207,163,368	243,512,000	279,181,700	320,201,855
Pro-forma Ratios					
Price/EPS without Adjustment		45.45	52.63	58.82	66.67
Price/EPS with Adjustment		27.03	31.25	35.71	40.00
Price/Book Value per Share		139.28%	154.32%	167.79%	181.49%
Price/Tangible Book Value		140.06%	155.28%	168.63%	182.48%
Market Value/Assets		23.53%	27.39%	31.11%	35.30%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 30 years.

(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.

(3) Consists of ESOP and MRP amortization.

(4) The ESOP loan is from the Holding Company and therefore, there are no costs.

(5) .

(6) Loss on sale of loans tax impacted at 35%.

(7) ESOP and MRP are amortized over 30 and 5 years respectively, and tax impacted at 35%.

(8) All EPS computations are done in accordance with SOP 93-6.

(9) All other per share computations assume the MRP plan is issued, not bought in the open market.

(10) Assumed option expense in accordance with SFAS No. 123.

Shares Offered		64,401	75,765	87,130	100,200			
Price Per Share		10	10	10	10			
Gross Proceeds		644,005	757,653	871,301	1,001,996			
Estimated Insider Purchases		-6,740	-6,740	-6,740	-6,740			
ESOP Purchases		-75,050	-89,880	-104,433	-121,169			
Proceeds to Base Fee On		562,215	661,033	760,128	874,087			
Underwriters Percentage		0.65%	0.65%	0.65%	0.65%			
Underwriters Fee		3,654	4,297	4,941	5,682			
Other Expense		3,561	3,561	3,561	3,561			
Total Expense		7,215	7,858	8,502	9,243			
Share Calculations								
Shares Sold		64,400,510	75,765,306	87,130,102	100,199,618			
Shares Issued to MHC		145,974,490	171,734,694	197,494,898	227,119,132			
Shares Issued to Foundation		4,293,367	5,000,000	5,000,000	5,000,000	1.505%		
Shares Outstanding		214,668,367	252,500,000	289,625,000	332,318,750		300,000,000	6,000,000
Less: New ESOP Adjustment		(8,414,999)	(9,898,000)	(11,353,300)	(13,026,895)		100,000,000	100,000,000
Less: Old ESOP Adjustment	(1)	-	-	-	-		200,000,000	200,000,000
Plus: New SOP 93-6 ESOP Shares	(2)	910,000	910,000	910,000	910,000			
Plus: Old SOP 93-6 ESOP Shares	(2)	-	-	-	-			306,000,000
Shares for all EPS Calculations		207,163,368	243,512,000	279,181,700	320,201,855			
MRP Shares		4,207,499	4,949,000	5,676,650	6,513,447			
MRP Shares Amortized this Period		841,500	989,800	1,135,330	1,302,689			
Option Shares		10,518,749	12,372,500	14,191,625	16,283,618			
Option Shares Amortized this Period		2,103,750	2,474,500	2,838,325	3,256,724			

MRP Dilution				
EPS	$ 0.22	$ 0.19	$ 0.17	$ 0.15
BV/Share	$ 7.19	$ 6.51	$ 6.00	$ 5.57
Voting Dilution	-1.92%	-1.92%	-1.92%	-1.92%
Option Dilution				
EPS	$ 0.23	$ 0.20	$ 0.18	$ 0.16
BV/Share	$ 7.27	$ 6.60	$ 6.12	$ 5.69
Voting Dilution	-4.67%	-4.67%	-4.67%	-4.67%
Pro Forma Tang. Equity to Tang. Assets	16.81%	17.65%	18.46%	19.37%
Pro Forma Core ROAA	0.83%	0.83%	0.83%	0.83%
Pro Forma ROAE	3.55%	3.36%	3.20%	3.05%
Pro Forma Core ROAE	5.92%	5.57%	5.28%	4.98%
Earnings Assuming Foundation Expensed	14,761	10,850	11,587	12,434
EPS Assuming Foundation Expensed	$ 0.07	$ 0.04	$ 0.04	$ 0.04

TS Financial Corporation
Pro Forma Analysis Sheet - Twelve Months Ended
September 30, 2006
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$2,146,683,670	45.45						
Price-Core Earnings Ratio P/E	$2,525,000,000	52.63	75.10	51.10	70.40	70.40	61.88	47.10
	$2,896,250,000	58.82						
	$3,323,187,500	66.67						
	$2,146,683,670	139.28%						
Price-to-Book Ratio P/B	$2,525,000,000	154.32%	228.35%	224.55%	92.51%	92.51%	204.93%	188.70%
	$2,896,250,000	167.79%						
	$3,323,187,500	181.49%						
	$2,146,683,670	140.06%						
Price-to-Tangible Book Ratio P/TB	$2,525,000,000	155.28%	242.28%	243.80%	92.51%	92.51%	217.22%	192.30%
	$2,896,250,000	168.63%						
	$3,323,187,500	182.48%						
	$2,146,683,670	23.53%						
Price-to-Assets Ratio P/A	$2,525,000,000	27.39%	33.52%	32.69%	33.14%	33.14%	29.72%	28.36%
	$2,896,250,000	31.11%						
	$3,323,187,500	35.30%						

Valuation Parameters

Twelve Months Ended	Y			
Period Ended September 30, 2006		$	**43,539**	(1)
Pre-Conversion Book Value	B			
As of September 30, 2006		**$**	**1,012,594**	
Pre-Conversion Assets	A			
As of September 30, 2006		**$**	**8,595,567**	
Return on Money	R		**3.19%**	(2)
Conversion Expenses		$	7,858	
	X		1.04%	(3)
Proceeds Not Invested		$	139,370	(4)
Estimated ESOP Borrowings			**89,880**	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings			$2,996	(5)
Cost of ESOP Borrowings	S		**0.00%**	(5)
Amort of ESOP Borrowings	T		**30**	Years
Amort of MRP Amount	N		**5**	Years
Estimated MRP Amount		**$**	**49,490**	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	9,898	
Stock Foundation Amount - Fixed		$	-	
Stock Foundation Amount - Variable		$	50,510	
Stock Foundation Amount	F		**6.67%**	
Tax Rate	TAX		**35.00%**	
Percentage Sold	PCT		**30.61%**	
Tax Benefit	Z		$0	
Earnings Multiple			12	

(1) Net income for the twelve months ended September 30, 2006.

(2) Net Return assumes a reinvestment rate of 4.90 percent (the 1 year Treasury at September 30, 2006), and a tax rate of 35%.

(3) Conversion expenses reflect estimated expenses as presented in the *offering document.*

(4) Includes Stock from ESOP and MRP

(5) Assumes ESOP is amortized straight line over 30 years at a cost of 0.00%.

(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $$V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)} = \$757,653,060$$

2. $$V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)} = \$757,653,060$$

1. $$V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)} = \$757,653,060$$

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $2,146,683,670 at 30%	64,400,510	$10.00	$644,005,100
Appraised Value - $2,525,000,000 at 30%	75,765,306	$10.00	$757,653,060
Appraised Value - $2,896,250,000 at 30%	87,130,102	$10.00	$871,301,020
Appraised Value - $3,323,187,500 at 30%	100,199,618	$10.00	$1,001,996,180

Pro Forma Effect of Conversion Proceeds
As of September 30, 2006

		$ 2,146,683,670 Independent Valuation	$ 2,525,000,000 Independent Valuation	$ 2,896,250,000 Independent Valuation	$ 3,323,187,500 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		30%	30%	30%	30%
Minority Shares		64,400,510	75,765,306	87,130,102	100,199,618
Conversion Proceeds		214,668	252,500	289,625	332,319
Shares Offered		64,401	75,765	87,130	100,200
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$ 644,005	$ 757,653	$ 871,301	$ 1,001,996
Plus: Value issued to Foundation	(9)	42,934	50,000	50,000	50,000
Pro Forma Market Capitalization		686,939	807,653	921,301	1,051,996
Gross Proceeds		644,005	757,653	871,301	1,001,996
Less: Est. Conversion Expenses		(7,215)	(7,858)	(8,502)	(9,243)
Net Proceeds		$ 636,790	$ 749,795	$ 862,799	$ 992,753
Less: Capital to MHC		-	-	-	-
Less: Cash to Foundation		(5,000)	(5,000)	(5,000)	(5,000)
Less: ESOP Adjustment	(3)	(75,050)	(89,880)	(104,433)	(121,169)
Less: MRP Adjustment	(3)	(42,075)	(49,490)	(56,767)	(65,134)
Net Proceeds Reinvested		$ 514,665	$ 605,425	$ 696,599	$ 801,450
Estimated Incremental Rate of Return		3.19%	3.19%	3.19%	3.19%
Estimated Incremental Return		$ 16,418	$ 19,313	$ 22,222	$ 25,566
Less: Interest Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	(1,479)	(1,479)	(1,479)	(1,479)
Less: Option Expense	(10)	(7,090)	(8,339)	(9,565)	(10,975)
Less: Amortization of MRP	(8)	(5,470)	(6,434)	(7,380)	(8,467)
Pro-forma Net Income		2,379	3,061	3,798	4,645
Earnings Before Conversion		43,539	43,539	43,539	43,539
Earnings Excluding Adjustment		45,918	46,600	47,337	48,184
Earnings Adjustment	(6)	-	-	-	-
Earnings After Conversion		$ 45,918	$ 46,600	$ 47,337	$ 48,184

Pro Forma Effect of Conversion Proceeds
As of September 30, 2006

		$ 2,146,683,670 Independent Valuation	$ 2,525,000,000 Independent Valuation	$ 2,896,250,000 Independent Valuation	$ 3,323,187,500 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Pro-forma Equity					
Equity at September 30, 2006		$ 1,012,594	$ 1,012,594	$ 1,012,594	$ 1,012,594
Net Conversion Proceeds		636,790	749,795	862,799	992,753
Plus: Value issued to the Foundation		42,934	50,000	50,000	50,000
Less: After Tax cost of Foundation		(31,157)	(35,750)	(35,750)	(35,750)
Less: Capitalization of MHC		-	-	-	-
Less: ESOP Adjustment	(1)	(77,325)	(92,155)	(106,708)	(123,444)
Less: MRP Adjustment	(2)	(42,075)	(49,490)	(56,767)	(65,134)
Pro-forma Equity		$ 1,541,761	$ 1,634,994	$ 1,726,168	$ 1,831,019
Less: Intangible	(5)	9,732	9,732	9,732	9,732
Pro-forma Tangible Equity		$ 1,532,029	$ 1,625,262	$ 1,716,436	$ 1,821,287
Pro-forma Assets					
Total Assets at September 30, 2006		$ 8,595,567	$ 8,595,567	$ 8,595,567	$ 8,595,567
Net Conversion Proceeds		636,790	749,795	862,799	992,753
Plus: Value issued to the Foundation		42,934	50,000	50,000	50,000
Less: After Tax cost of Foundation		(31,157)	(35,750)	(35,750)	(35,750)
Less: Capitalization of MHC		-	-	-	-
Less: ESOP Adjustment	(1)	(77,325)	(92,155)	(106,708)	(123,444)
Less: MRP Adjustment	(2)	(42,075)	(49,490)	(56,767)	(65,134)
Pro-forma Total Assets		$ 9,124,734	$ 9,217,967	$ 9,309,141	$ 9,413,992
Stockholder's Equity Per Share *					
Equity at September 30, 2006		$ 4.72	$ 4.01	$ 3.50	$ 3.05
Estimated Net Proceeds		2.97	2.97	2.98	2.99
Plus: Value issued to the Foundation		0.20	0.20	0.17	0.15
Less: After Tax cost of Foundation		(0.15)	(0.14)	(0.12)	(0.11)
Less: ESOP Stock		(0.36)	(0.36)	(0.37)	(0.37)
Less: MRP Stock		(0.20)	(0.20)	(0.20)	(0.20)
Pro-forma Equity Per Share *		7.18	6.48	5.96	5.51
Less: Intangible		0.05	0.04	0.03	0.03
Pro-forma Tangible Equity Per Share *		$ 7.14	$ 6.44	$ 5.93	$ 5.48

Pro Forma Effect of Conversion Proceeds
As of September 30, 2006

		$ 2,146,683,670 Independent Valuation	$ 2,525,000,000 Independent Valuation	$ 2,896,250,000 Independent Valuation	$ 3,323,187,500 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Net Earnings Per Share *					
Historical Earnings Per Share	(8)	$ 0.21	$ 0.18	$ 0.16	$ 0.14
Incremental return Per Share	(8)	0.08	0.08	0.08	0.08
ESOP Adjustment Per Share	(8)	(0.01)	(0.01)	(0.01)	-
Option Expense Per Share	(10)	(0.03)	(0.03)	(0.03)	(0.03)
MRP Adjustment Per Share	(8)	(0.03)	(0.03)	(0.03)	(0.03)
Normalizing Adjustment Per Share		-	-	-	-
Pro Forma Earnings Per Share *	(8)	$ 0.22	$ 0.19	$ 0.17	$ 0.15
Shares Utilized for EPS	(8)	207,163,368	243,512,000	279,181,700	320,201,855
Pro-forma Ratios					
Price/EPS without Adjustment		45.45	52.63	58.82	66.67
Price/EPS with Adjustment		45.45	52.63	58.82	66.67
Price/Book Value per Share		139.28%	154.32%	167.79%	181.49%
Price/Tangible Book Value		140.06%	155.28%	168.63%	182.48%
Market Value/Assets		23.53%	27.39%	31.11%	35.30%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.
(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 30 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) .
(6) Not applicable.
(7) ESOP and MRP are amortized over 30 and 5 years respectively, and tax impacted at 35%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.
(10) Assumed option expense in accordance with SFAS No. 123.

Shares Offered		64,401	75,765	87,130	100,200
Price Per Share		10	10	10	10
Gross Proceeds		644,010	757,650	871,300	1,002,000
Estimated Insider Purchases		-6,740	-6,740	-6,740	-6,740
ESOP Purchases		-75,050	-89,880	-104,433	-121,169
Proceeds to Base Fee On		562,220	661,030	760,127	874,091
Underwriters Percentage		0.65%	0.65%	0.65%	0.65%
Underwriters Fee		3,654	4,297	4,941	5,682
Other Expenses		3,561	3,561	3,561	3,561
Total Expense		7,215	7,858	8,502	9,243
Share Calculations					
Shares Sold		64,400,510	75,765,306	87,130,102	100,199,618
Shares Issued to MHC		145,974,490	171,734,694	197,494,898	227,119,132
Shares Issued to Foundation		4,293,367	5,000,000	5,000,000	5,000,000
Shares Outstanding		214,668,367	252,500,000	289,625,000	332,318,750
Less: New ESOP Adjustment		(8,414,999)	(9,898,000)	(11,353,300)	(13,026,895)
Less: Old ESOP Adjustment	(1)	-	-	-	-
Plus: New SOP 93-6 ESOP Shares	(2)	910,000	910,000	910,000	910,000
Plus: Old SOP 93-6 ESOP Shares	(2)	-	-	-	-
Shares for all EPS Calculations		207,163,368	243,512,000	279,181,700	320,201,855
MRP Shares		4,207,499	4,949,000	5,676,650	6,513,447
MRP Shares Amortized this Period		841,500	989,800	1,135,330	1,302,689
Option Shares		10,518,749	12,372,500	14,191,625	16,283,618
Option Shares Amortized this Period		2,103,750	2,474,500	2,838,325	3,256,724

MRP Dilution				
EPS	$ 0.22	$ 0.19	$ 0.17	$ 0.15
BV/Share	$ 7.24	$ 6.54	$ 6.04	$ 5.60
Voting Dilution	-1.92%	-1.92%	-1.92%	-1.92%
Option Dilution				
EPS	$ 0.23	$ 0.20	$ 0.18	$ 0.16
BV/Share	$ 7.31	$ 6.64	$ 6.15	$ 5.72
Voting Dilution	-4.67%	-4.67%	-4.67%	-4.67%
Pro Forma Tang. Equity to Tang. Assets	16.81%	17.65%	18.46%	19.37%
Pro Forma Core ROAA	NA	NA	NA	NA
Pro Forma ROAE	3.55%	3.36%	3.20%	3.05%
Pro Forma Core ROAE	NA	NA	NA	NA
Earnings Assuming Foundation Expensed	14,761	10,850	11,587	12,434
EPS Assuming Foundation Expensed	$ 0.07	$ 0.04	$ 0.04	$ 0.04

END